FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2026
Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐

This current report on Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statement No. 333-294235 on Form F-4, including the prospectus forming a part of such registration statement, and shall be deemed to be a part thereof from the date on which this current report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

BANCO SANTANDER, S.A.
________________________

TABLE OF CONTENTS

Item 1. January - March 2026 Financial Report	1

Santander

Financial report 2026

January - March

It starts here

January - March	2026

Index

3	SIGNIFICANT EVENTS IN THE PERIOD

4	KEY CONSOLIDATED DATA

6	BUSINESS MODEL

7	INVESTOR DAY

10	GROUP FINANCIAL INFORMATION
10	General background
11	Highlights of the period
13	Income statement
20	Balance sheet
23	Solvency ratios
24	Risk management
28	The Santander share

30	FINANCIAL INFORMATION BY SEGMENT

47	SUSTAINABILITY

48	CORPORATE GOVERNANCE

49	APPENDIX
50	Financial information
72	Alternative performance measures
84	Interim condensed consolidated financial statements
87	Glossary
88	Important information
This report was approved by the board of directors on 28 April 2026, following a favourable report from the audit committee. Important information regarding this report can be found on pages 88, 89 and 90.

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index

Significant events in the period
Completion of the Poland disposal and announcement of the Webster acquisition
•On 9 January 2026, Banco Santander and Erste Group Bank AG (Erste) announced the completion of the sale of Santander Bank Polska (Santander Poland), which had been disclosed in May 2025, after obtaining all required regulatory approvals and fulfilling of the conditions for closing. The abovementioned transaction will hereinafter be referred to as the 'Poland disposal'.
Erste acquired approximately 49% of the share capital of Santander Poland and the 50% of the asset management company (TFI) which was not integrated within Santander Poland, for a total cash consideration of approximately EUR 7 billion. The all-cash transaction at 584 zlotys per share values the bank at 2.2 times Q1 2025 tangible book value per share and represents a premium of 7.5% versus Santander Poland's closing price on 2 May 2025, excluding the dividend paid in May 2025.
The transaction resulted in a net capital gain of EUR 1,895 million for Santander, increasing its CET1 ratio by 95 basis points, equivalent to around EUR 6 billion. The financial impacts on both results and capital from this transaction were recorded in Q1 2026.
•On 3 February 2026, Santander announced that it had reached an agreement to acquire 100% of Webster Financial Corporation’s (Webster) share capital, a US retail and commercial bank, highly complementary to the activities and services Santander provides in the US. The transaction is subject to customary closing conditions, including the corresponding regulatory approvals and approval by Webster's shareholders. Once completed, we expect that this acquisition, valued at USD 12.2 billion (approximately EUR 10.3 billion), will enable us to improve our positioning and market share in the country.
Webster shareholders will receive USD 48.75 per Webster share in cash (approximately 65% of the consideration mix) and 2.0548 Santander shares in the form of American Depositary Shares per Webster share, representing USD 26.25 per share (approximately 35% of the consideration mix) based on the volume-weighted average price of EUR 10.79 per Santander share for the three-day period ended on 2 February 2026, and a EUR/USD exchange rate of 1.1840 as of 2 February 2026.
Changes to Group Reporting in 2026
On 10 February 2026, the Group announced a series of changes to its reporting structure, effective from Q1 2026. They do not change the Group’s profit attributable to the parent nor do they affect the Group's targets announced to the market in the Q4 2025 results presentation. They are intended to improve the transparency and comparability of the metrics and financial statements, as well as to align the reporting with the way the bank has been managed since the beginning of 2026.
These changes, which affect the income statements and certain management metrics, are applied to the information reported from Q1 2026 onwards, as well as to prior periods presented in this report to facilitate comparisons. These changes do not affect the Group’s consolidated balance sheet.
•Poland disposal
In the underlying income statement, the results associated with the business subject to the Poland disposal in all periods in 2025 and the resulting capital gain in Q1 2026 are recorded in a single line item, 'non-recurring items', and are therefore excluded from the Group's underlying profit. Consequently, the global businesses, which are reported on an underlying basis only in accordance with IFRS 8, exclude Poland's results.
Likewise, the underlying ratios, management metrics and business volumes do not include the activity affected by the Poland disposal.
•Classification of certain costs
Certain charges that, until 2025, were recorded under the 'other results and provisions' line item are presented in different lines of the underlying income statement. Particularly, charges mainly related to bank levies and specific taxes applicable to the banking sector are now recorded under 'other operating income'.
Additionally, certain recurring operating charges, primarily related to labour (mainly in Brazil) and legal processes, are recorded in 'total costs' (comprising 'administrative expenses and amortizations' and 'other operating costs').
•Cost of risk, NPL ratio and NPL coverage ratio
The definitions of the cost of risk, the non-performing loan (NPL) ratio and the NPL coverage ratio have been revised to include corporate exposures originated through private fixed income products. This adjustment provides a more accurate view of our credit exposure and quality.
•Other changes within the primary segments
In addition, we communicated other changes affecting the primary and secondary segments, including the reporting of the cards business within Retail & Commercial Banking (Retail), the renaming of Digital Consumer Bank to Openbank, the new structure within the Wealth business, and an updated methodology for allocating tangible capital to the Spain secondary segment. For further information about the changes affecting the primary and secondary segments, see the 'Financial information by segment' section of this report.

January - March 2026	3

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Key consolidated data

BALANCE SHEET (EUR million) [1]	Mar-26	Dec-25%		Mar-25%		Dec-25
Total assets	1,856,625	1,867,515	(0.6)	1,845,177	0.6	1,867,515
Loans and advances to customers	1,070,809	1,037,288	3.2	1,064,416	0.6	1,037,288
Customer deposits	1,059,261	1,041,200	1.7	1,081,894	(2.1)	1,041,200
Total funds	1,394,819	1,363,160	2.3	1,386,326	0.6	1,363,160
Total equity	112,548	112,748	(0.2)	110,514	1.8	112,748
Note: total funds includes customer deposits, mutual funds, pension funds and managed portfolios.
If we exclude loans, deposits and funds associated with the Poland disposal, as at 31 March 2025 loans and advances to customers would have been EUR 1,026,664 million; customer deposits EUR 1,028,690 million and total funds EUR 1,326,052 million.
For further information, see the 'Alternative performance measures' and 'Financial information' sections in this report.

INCOME STATEMENT (EUR million) [2]	Q1'26	Q4'25%		Q1'25%		2025
Net interest income	11,019	10,789	2.1	10,621	3.7	42,348
Total income	15,140	15,063	0.5	14,579	3.8	58,311
Net operating income	9,010	8,714	3.4	8,306	8.5	33,532
Profit before tax	5,029	4,920	2.2	4,689	7.3	18,681
Profit attributable to the parent	5,455	3,764	44.9	3,402	60.3	14,101
Note: net operating income is defined as total income minus operating expenses.

EPS AND PROFITABILITY (%) 2 3	Q1'26	Q4'25%		Q1'25%		2025
EPS (euros)	0.36	0.24	49.0	0.21	69.3	0.91
RoE	15.1	14.6		13.4		13.9
RoTE	17.3	17.1		15.8		16.3
RoA	0.92	0.89		0.81		0.84
RoRWA	2.80	2.62		2.34		2.44

UNDERLYING INCOME STATEMENT [4] (EUR million)	Q1'26	Q4'25%		Q1'25%		2025
Net interest income	11,019	10,802	2.0	10,634	3.6	42,401
Total income	15,140	15,065	0.5	14,553	4.0	58,308
Net operating income	8,656	8,278	4.6	7,893	9.7	31,898
Profit before tax	5,029	4,926	2.1	4,686	7.3	18,936
Underlying profit attributable to the parent	3,560	3,528	0.9	3,165	12.5	13,152
Changes in constant euros:
Q1'26 / Q4'25: NII: +0.9%; Total income: -0.6%; Net operating income: +3.3%; Profit before tax: +0.7%; Underlying attributable profit: -0.4%.
Q1'26 / Q1'25: NII: +5.3%; Total income: +5.6%; Net operating income: +11.0%; Profit before tax: +8.4%; Underlying attributable profit: +14.0%.

UNDERLYING EPS, PROFITABILITY AND EFFICIENCY (%) 3 4	Q1'26	Q4'25%		Q1'25%		2025
Underlying EPS (euros)	0.23	0.23	2.4	0.20	17.3	0.84
Underlying RoE	13.3	13.7		12.5		13.0
Underlying RoTE	15.2	16.0		14.6		15.2
Underlying RoA	0.82	0.84		0.75		0.79
Underlying RoRWA	2.49	2.49		2.19		2.31
Efficiency ratio	42.8	45.1		45.8		45.3

4	January - March 2026

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SOLVENCY (%)	Mar-26	Dec-25	Mar-25	Dec-25
Phased-in CET1 ratio	14.4	13.5	12.9	13.5
Phased-in total capital ratio	18.9	17.8	17.2	17.8

CREDIT QUALITY (%) [3]	Mar-26	Dec-25	Mar-25	Dec-25
Cost of risk 4 5	1.14	1.14	1.12	1.14
NPL ratio	3.00	2.91	2.98	2.91
NPL coverage ratio	66	66	65	66

MARKET CAPITALIZATION AND SHARES	Mar-26	Dec-25%		Mar-25%		Dec-25
Shares (millions)	14,689	14,689	0.0	15,152	(3.1)	14,689
Number of shareholders	3,503,270	3,518,729	(0.4)	3,435,876	2.0	3,518,729
Share price (euros)	9.490	10.070	(5.8)	6.196	53.2	10.070
Market capitalization (EUR million)	139,402	147,921	(5.8)	93,885	48.5	147,921
Tangible book value per share (euros)	6.13	5.76		5.46		5.76
Price / Tangible book value per share (X)	1.55	1.75		1.13		1.75

CUSTOMERS (thousands)	Mar-26	Dec-25%		Mar-25%		Dec-25
Total customers	176,312	174,197	1.2	168,728	4.5	174,197
Active customers	102,247	101,651	0.6	99,509	2.8	101,651
Digital customers	60,435	59,040	2.4	56,806	6.4	59,040
Note: customer data in 2025 exclude Poland. Including Poland: in December 2025, total customers 180,221; active customers 106,410; digital customers 62,982. In March 2025, total customers 174,769; active customers 104,179; digital customers 60,651.

OTHER DATA	Mar-26	Dec-25%		Mar-25%		Dec-25
Number of employees	185,243	187,539	(1.2)	196,503	(5.7)	187,539
Number of branches	6,589	6,765	(2.6)	7,623	(13.6)	6,765
Note: employees and branches data in 2025 exclude Poland. Including Poland: in December 2025, number of employees 198,403; number of branches 7,124. In March 2025, number of employees 207,137; number of branches 7,985.

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

1.	In the consolidated balance sheet, the assets associated with the businesses subject to the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' solely from 30 June 2025 onwards. Therefore, this classification does not affect the balance sheet as of 31 March 2025.
2.	In the statutory income statement, results associated with the business subject to the Poland disposal in all periods in 2025 and the resulting capital gain in Q1 2026 are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations'. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations, though it is included in the profit attributable to the parent and, therefore, in the metrics calculated based on said profit.
3.	For further information, see the 'Alternative performance measures' section in the appendix to this report.
4.
In addition to financial information prepared in accordance with International Financial Reporting Standards (IFRS) and derived from our consolidated financial statements, this report contains certain financial measures that constitute alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS financial measures, including the figures related to “underlying” results, which do not include factors that are outside the ordinary course of our business, or have been reclassified within the underlying income statement. Further details are provided in the 'Alternative performance measures' section in the appendix to this report. For further details on the APMs and non-IFRS measures used, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the annual consolidated financial statements prepared under IFRS, please see our 2025 Annual Financial Report, published in the CNMV on 25 February 2026, our 20-F report for the year ending 31 December 2025 filed with the SEC in the United States on 25 February 2026, as updated by the Form 6-K filed with the SEC on 1 April 2026 in order to reflect our new reporting structure as well as the 'Alternative performance measures' section in the appendix to this report.

5.	Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.

January - March 2026	5

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Our business model

CUSTOMER FOCUS	Building a digital bank with branches

→ We are continuing to build a digital bank with branches, with a multichannel offering to fulfil all our customers' financial needs.	176 mn	102 mn
	total customers	active customers

SCALE	Global and in-market scale

→ Our global and in-market scale helps us to improve our local banks' profitability, adding value and network benefits.
→ Our activity is organized under five global businesses: Retail & Commercial Banking (Retail), Openbank, Corporate & Investment Banking (CIB), Wealth Management & Insurance (Wealth) and Payment Solutions (Payments).
→ Our five global businesses support value creation based on the profitable growth and the operational leverage that ONE Santander provides.

Retail
Retail & Commercial Banking
Openbank
Openbank
CIB
Corporate & Investment Banking
Wealth
Wealth Management & Insurance
Payments
Payment Solutions
ONE
Santander

DIVERSIFICATION	Business, geographical and balance sheet

→ Well-balanced diversification between businesses and markets with a solid and simple balance sheet that gives us recurrent net operating income with low volatility and more predictable results.

Our corporate culture
The Santander Way remains unchanged to continue to deliver for all our stakeholders

Our purpose

To help people and businesses prosper

Our aim

To be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities

Our how

Everything we do should be Simple, Personal and Fair

6	January - March 2026

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Investor Day

Grupo Santander held an Investor Day on 25 February 2026 in London, where the Executive Chair, the Chief Executive Officer and the Chief Financial Officer reviewed the progress made over the last three years and announced the new Strategic Plan.

The Group’s strategy and the announced medium-term objectives build on the success of the 2023–2025 strategic cycle and set out a roadmap for structurally higher returns over the coming years. Our business model is unique as it combines unmatched global and in-market scale, with customer focus and diversification across Europe and the Americas that is difficult to replicate.
Our unique business model and ONE Transformation, powered by our network businesses, will drive a new paradigm of growth and capital allocation
We will focus on the following key pillars to continue growing profitably and capitalize on the advantages of this unique model:

1	Customer growth

Aim	We aim to increase the number of total customers to >210 million and active customers to around 125 million in 2028.

How
By combining leading local franchises built on trusted customer relationships, with our scale and common platforms, we aim to enhance customer experience through an integrated digital and physical channel approach and increased personalization enabled by AI.

2	ONE Transformation

Aim	Reduce our cost base to below EUR 27 billion in 2028 and continue to improve our efficiency ratio to around 36% in the same year, and improving revenue and costs year after year.

How
By leveraging our scale to enable us to offer better products, strengthen our customer relationships and enhance customer experience. Scale up common capabilities and streamline our products and processes to make progress in improving customer experience and reduce cost to serve. Contribute to building a more efficient and resilient operating model through these initiatives, while also driving growth through the economic cycle.
Additionally, enhance the quality of our customer service, increase our market share and improve efficiency through the integrations of TSB in the UK and Webster in the US, particularly in Retail and Openbank.

Note: TSB and Webster transactions are pending completion and subject to customary conditions including regulatory and, for Webster, shareholder approval.
1.In constant euros and at constant perimeter (excluding Poland in 2025 and announced bolt-on acquisitions).

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3	Global businesses

	Aim		How
Retail	<35%	>21%
Moving from a traditional distribution product-driven bank to a scalable customer centric digital platform delivering the best digital experience at scale to gain customer primacy and boost operational leverage

	Efficiency ratio by 2028	RoTE by 2028

Openbank	<32%	c.16%	Fully integrating auto/mobility, consumer lending and digital banking under one platform, evolving from monoline businesses to a multi-product digital banking model
	Efficiency ratio by 2028	RoTE by 2028

CIB	<43%	>20%	Combining value-added solutions with scalability and connectivity, while allocating capital with discipline and maintaining our low risk profile
	Efficiency ratio by 2028	RoTE by 2028

Wealth	<30%	>60%	Increasing our focus on insurance and alternatives and elevating advisory with greater personalization. All supported by an integrated, scalable model that leverages our global footprint and network
	Efficiency ratio by 2028	RoTE by 2028

Payments	>15%	c.45%	Combining strong fee-based growth with the scalability of our global platforms, deploying them consistently across our footprint, while strengthening our differentiation in SMEs and global accounts
	Revenue growth by 2028 (in constant euros)	EBITDA margin by 2028

4	Leveraging tech & AI

Aim	Invest in AI and Tech to become more efficient.

How
By scaling our capabilities through Gravity 2.0, with AI-enabled platforms, enhanced data and seamless cross-country deployment.
Our investments in AI are expected to generate over EUR 1 billion in value from revenue growth and efficiency gains.

5	Capital discipline

Aim
Deploy capital with discipline, reinvesting at returns above 20% and maintaining a 50% payout[1], with a 35% cash dividend payout from 2027, and returning excess capital above a 13% CET1 at the end of our plan. As a result, cash DPS is expected to more than double by 2028 compared to 2025

How
By focusing on driving best-in-class profitability across our core markets, complemented by the disciplined execution of the TSB and Webster integrations, which are expected to enhance our returns and accelerate profitable growth.

1.For further information, see the 'Santander share' section in this report.

8	January - March 2026

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In conclusion, we are entering a new phase of value creation, supported by our unique business model that combines global scale with leading local franchises, and powered by ONE Transformation and disciplined capital allocation. The Group has a strong conviction in its ability to deliver accelerating, sustainable and profitable growth, with the following 2028 targets:

2026-2028 targets

1. vs. 2025.
Note: the board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and additionally ii) distribute excess capital at the end of the 2026-2028 period to shareholders. From 2027 results on, the ordinary shareholder remuneration policy is expected to comprise around 35% of Group underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. Execution of the shareholder remuneration policy and of the distribution to shareholders of excess capital at the end of the 2026-2028 period is subject to future corporate and regulatory decisions and approvals.

January - March 2026	9

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•General background
Group financial information
General background
Grupo Santander's operating environment in Q1 2026 was characterized by moderate volatility, particularly driven by geopolitical tensions in the Middle East. However, at the end of the quarter, economic growth indicators were solid across our footprint and unemployment rates remained relatively low in most of our countries. Uncertainty regarding the global economic outlook has increased and we therefore expect a moderate economic slowdown compared to our previous estimates, as well as a pickup in global inflation, driven by a negative supply shock resulting from the conflict in the Middle East.

Country	GDP Change[1]	Economic performance
Eurozone	+1.5%	GDP showed a cyclical recovery in the first few months of 2026, with inflation slightly below 2%, which is the ECB’s target. However, the energy shock triggered by the conflict in the Middle East altered the outlook for the year and could lead to a rise in inflation and adverse effects on economic growth. Interest rates in the financial markets rose, reflecting expectations that the ECB may tighten monetary policy in response to inflationary risks.
Spain	+2.8%
Indicators in Q1 2026 point to solid growth, albeit more moderate than in the previous quarter, driven by domestic demand. Employment improved throughout the quarter, with a very positive trend in March, as unemployment fell to 2.4 million. Inflation rose to 3.4% in March, driven by higher energy prices, while core inflation remained elevated (2.9%), with services accelerating despite wage moderation.

UK	+1.4%	Economic activity slowed, exacerbated by rising energy prices. The labour market is stabilizing, suggesting that the negative impact of higher labour costs in 2025 may have passed. The unemployment rate remained at 5.2%, and wage growth is moderating (3.8% in January). Headline inflation remained stable at 3% in February and core inflation rose to 3.2%. Following the 25 bp cut in January, the Bank of England held interest rates at 3.75% in March.
Portugal	+1.9%	The economy remained resilient in Q1 2026, with GDP growth between 0.3% and 0.5% quarter-on-quarter, mainly driven by private consumption. This was supported by improved purchasing power and still-elevated household savings. The labour market remained strong, with an unemployment rate of 5.8% in February. Inflation rose to 2.7% in March, driven by fuel prices. Public finances continue to underpin a favourable credit profile and Fitch revised its outlook to positive in March.
US	+2.1%	The economy remained solid in Q1 2026, after a Q4 2025 that was affected by the government shutdown. However, job creation remained at low levels. Inflation, which had been proving slow to decline prior to the energy crisis, rose to 3.3% in March, due to rising energy prices. In March, the Fed held the interest rate range at 3.5%–3.75% and highlighted uncertainty regarding the impact of the Middle East conflict on the economy.
Mexico	+0.6%	After stronger-than-expected growth in Q4 2025, the economy moderated somewhat at the beginning of 2026, though we expect this to reverse in the coming months. Exports continued to grow solidly and the labour market remained resilient, with a very low unemployment rate (2.7% in February). Inflation rose to 4.6% in March, reflecting higher prices in energy and food, among other factors. The central bank cut interest rates again in March by 25 bps, bringing them to 6.75%, and indicated there could be an additional cut.
Brazil	+2.3%	The economic recovery that began in Q4 2025 gained traction in early 2026, supported by private consumption and exports. The labour market remained strong, with an unemployment rate close to historic lows (5.8% in February). Inflation increased to 4.1% in March, reflecting higher fuel and transport prices. The central bank began its rate-cutting cycle in March, lowering the policy rate by 25 bps to 14.75%, and signalled a cautious stance going forward, closely monitoring oil price developments and their impact on inflation.
Chile	+2.5%	The economy started 2026 with a slowdown in industry and mining, while activity in services remained resilient. Inflation rose to 2.8% in March, and year-end forecasts increased to 4.3%, though for 2027 and beyond expectations remain anchored around the 3% target. After cutting interest rates to 4.5% in December 2025, the central bank held rates in Q1 2026, maintaining a restrictive stance in the face of potential short-term inflationary risks linked to higher oil prices.
Argentina	+4.4%	The economy showed mixed signals at the beginning of 2026, with weaker domestic demand, but strong exports. Monthly average inflation rebounded to 3.1% in Q1 2026 (2.6% in Q4 2025). In this context, the central bank, which since mid-2025 has operated through the control of monetary aggregates, maintained a restrictive stance, albeit with some signs of easing at the margins. Fiscal policy remained contractionary, meeting surplus targets.
1.Average annual changes for 2025.

10	January - March 2026

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•Highlights of the period

Highlights of the period: Main figures

Q1'26 ATTRIBUTABLE PROFIT
EUR 5,455 mn

+60% in euros	/Q1'25

Q1'26 UNDERLYING ATTRIBUTABLE PROFIT
EUR 3,560 mn

+12% in euros	/Q1'25
+14% in constant euros

RoTE	RoTE (underlying)

17.3%	15.2%
+1.5 pp	+0.5 pp
/Q1'25

VOLUMES AND REVENUE
Loans and advances to customers	Customer funds
+5%	+6%
Net interest income	Net fee income
+5%	+7%
Note: YoY changes in constant euros and Argentina in current euros.

EFFICIENCY
42.8%
-3 pp /Q1'25

COST OF RISK
1.14%
+2 bps /Mar-25

CET1 RATIO[1]
14.4%
+0.9 pp /Dec-25
▶In Q1 2026, profit attributable to the parent was EUR 5,455 million, increasing 45% compared to Q4 2025. This comparison was favoured by a EUR 1,895 million capital gain from the completion of the Poland disposal in January 2026.
Excluding this impact and the results related to the business subject to the Poland disposal in Q4 2025, underlying attributable profit was EUR 3,560 million, achieving an eighth consecutive quarterly record, up 1% compared to Q4 2025. In constant euros, profit was stable quarter-on-quarter, as a solid net interest income performance, a strong cost reduction, especially in Retail, and lower provisions offset lower net fee income and higher charges related to our transformation in the quarter.
▶Profit attributable to the parent increased 60% year-on-year, favoured by the aforementioned capital gain. In underlying terms, profit rose 12% year-on-year. In constant euros, underlying attributable profit rose 14%, driven by good performances in revenue and costs, with the cost of risk practically stable, and even after recording an additional gross provision of EUR 207 million for potential complaints related to motor finance dealer commissions in the UK this quarter.
▶Underlying attributable profit grew strongly year-on-year across most of our global businesses, supported by good revenue performances.
▶These excellent results put us in a good position to meet our 2026 targets.

▶Profitability improved significantly year-on-year, achieving a RoTE of 17.3% in Q1 2026. Underlying RoTE increased to 15.2%, advancing towards our goal of achieving a RoTE above 20% in 2028.
▶We continued to record sustained earnings per share growth, increasing to EUR 36.4 cents in Q1 2026, favoured by the capital gain from the Poland disposal. Underlying earnings per share improved 17% year-on-year to EUR 23.4 cents, boosted by positive profit trends and the share buybacks executed over the last 12 months.

▶In terms of business volumes, both customer funds and loans and advances to customers grew at a solid pace as we maintained our focus on active and disciplined capital management and profitable growth.
Gross loans and advances to customers (excluding reverse repos) rose 5% year-on-year in constant euros, supported by increases across all businesses.
Customer funds (customer deposits excluding repos plus mutual funds) grew 6% year-on-year in constant euros, increasing in most global businesses. Customer deposits rose 4%, mainly driven by time deposits, and mutual funds increased double digits.
▶In an environment of some volatility, total income grew 4% year-on-year. In constant euros, it was up 6%, in line with our 2026 target, underpinned by positive performances in net interest income (+5%) and net fee income (+7%), boosted by higher activity and transactionality.
▶Total costs decreased 3% in current euros and 1% in constant euros, in line with our 2026 target. These solid performances in revenue and costs reflected the progress in our ONE Transformation strategy. As a result, the efficiency ratio improved year-on-year to 42.8%, supported by all businesses.

▶Credit quality remained robust, supported by our good risk management and low unemployment levels across our footprint. The NPL ratio remained at low levels (3.00%), broadly in line with March 2025 (+2 bps year-on-year). The NPL coverage ratio remained at 66%. Total loan-loss reserves ended the quarter at EUR 23,572 million.
▶The Group's cost of risk was virtually unchanged year-on-year at 1.14%, even after the impact from a weaker performance in Argentina, reflecting a sector-wide trend in the country. In Retail and Openbank, which accounted for around 90% of the Group's net loan-loss provisions, cost of risk was 1.17% and 2.07%, respectively.

▶The CET1 ratio ended March 2026 at 14.4%, +0.9 pp in the quarter, driven by: i) +29 bps of net organic capital generation from attributable profit net of capital distributions2 and a positive contribution from our risk transfer activities; ii) +20 bps in 'Regulatory & models'; and iii) +42 bps in 'Markets & others' which includes the capital gain from the Poland disposal and the charge related to the additional share buyback2. We are on track to meet our aim of ending the year with a CET1 ratio in the range of 12.8-13%, taking into account the impacts expected in the rest of the year (mainly the TSB and Webster acquisitions).
Note: in this section, unless indicated otherwise, results are presented on an underlying basis and loans and advances to customers, customer funds and other metrics exclude Poland in all periods of 2025, to ensure comparability with 2026. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
1.CET1 ratio on a phased-in basis, calculated in accordance with the transitory treatment of the CRR.
2.Capital distribution includes deduction for the accrual of ordinary shareholder remuneration and AT1 costs. For further information on our shareholder remuneration policy, see notes on page 9 and the 'Santander share' section in this report.

January - March 2026	11

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•Highlights of the period

Think Value

ORDINARY SHAREHOLDER REMUNERATION*
EUR million

+14%	higher than 2024 total cash dividend
*Remuneration based on the full-year results of each period

TNAVps + CASH DPS

■ Cash DPS: EUR 35.0 cents
+19%
/Mar-25

▶On 27 March 2026, the general shareholders' meeting approved a final cash dividend of EUR 12.5 cents per share against H2 2025 results. The dividend will be payable from 5 May 2026. Considering the interim cash dividend of EUR 11.50 cents per share paid in November 2025, the total cash dividend per share paid against 2025 results was 14% higher than that paid against 2024 results.
▶On 3 February 2026, the board of directors approved the Second 2025 Buyback Programme worth up to EUR 5,030 million. The programme started on 4 February 2026. This programme includes EUR 1,830 million corresponding to c.25% of the Group’s net reported profit for H2 2025, under the ordinary shareholder remuneration policy and the remaining amount corresponds to an extraordinary buyback of EUR 3,200 million, equivalent to approximately 50% of the CET1 capital generated following completion of the Poland disposal.
This programme puts us on track to achieve our goal of distributing at least EUR 10 billion through share buybacks charged against 2025 and 2026 results and against expected capital excess1. Considering share buyback currently underway, we have already carried out approximately 70% of this goal.
▶Considering the final cash dividend and the second share buyback as part of our ordinary payout policy, total shareholder remuneration charged against 2025 results will be EUR 7,050 million (approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends and share buybacks.
▶At end-March 2026, TNAV per share was EUR 6.13. Including the final cash dividend against 2024 results and the total dividend (interim + final cash dividend) charged against 2025 results, TNAV per share increased 19% year-on-year.

Think Customer

CUSTOMER GROWTH (vs. Mar-25)
Total customers:	+8	mn

Active customers:	+3	mn

▶We are making progress in the implementation of our global platforms, which represent a clear competitive advantage, as the capability to build platforms once and deploy them across multiple markets enables us to improve time-to-market, cost to serve and customer satisfaction.
▶These developments, along with other initiatives focused on delivering the best experience to our customers and improving service quality, support our position in the top 3 for NPS2 in eight of our markets and enable us to continue to attract more customers to the Group.
▶As a result, total customers increased 8 million year-on-year, and active customers grew 3 million year-on-year.

Think Global

Contribution to Group revenue [3]

Retail	54%

Openbank	21%

CIB	16%

Wealth	7%

Payments	2%

Q1 2026 data. Year-on-year changes in constant euros.
▶In Retail, underlying attributable profit grew 9% to EUR 2,009 million, boosted by solid performances in net interest income and net fee income as well as by a strong cost reduction, reflecting our transformation efforts and the rollout of our global platforms.
▶The efficiency ratio improved to 40.5% and cost of risk stood at 1.17%. RoTE was 16.7%.

▶In Openbank, profit before tax increased 15% excluding the additional provision in the UK, driven by positive performances in revenue and LLPs, which was not reflected in underlying attributable profit (-38% to EUR 290 million) also impacted by the end of tax benefits for electric vehicles in the US.
▶The efficiency ratio improved to 42.8% and cost of risk to 2.07%, with RoTE at 5.1%.

▶In CIB, underlying attributable profit increased 16% to EUR 889 million, due to higher revenue, supported by all business lines, but especially by a strong quarter in Global Markets.
▶The efficiency ratio stood at 39.6%. RoTE improved 0.6 pp to 20.9%.

▶In Wealth, underlying attributable profit rose 11% to EUR 493 million, boosted by solid activity, with double-digit growth in both net fee income and gains on financial transactions.
▶The efficiency ratio improved to 36.6% and RoTE was 51.4%.

▶In Payments, underlying attributable profit increased significantly to EUR 20 million, with strong revenue growth boosted by higher activity.
▶EBITDA margin reached 33.4% (+4.8 pp year-on-year).

1.As previously announced, Santander intends to allocate at least EUR 10 billion to shareholders through share buybacks charged against 2025 and 2026 results and against the expected capital excess. This share buyback target includes: i) buybacks that are part of the existing shareholder remuneration policy; and ii) additional buybacks following the publication of annual results to distribute year-end excesses of CET1 capital. The implementation of the shareholder remuneration policy and additional buybacks is subject to future corporate and regulatory decisions and approvals.
2.Net Promoter Score, internal benchmark of individual customers' satisfaction audited by Stiga/Deloitte in H2 2025.
3.As % of total operating areas, excluding the Corporate Centre.

12	January - March 2026

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•Statutory income statement

Grupo Santander results
As a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations. In Q1 2026, this line 'profit/(loss) after tax from discontinued operations' recorded the capital gain from the closing of the Poland disposal. For further information, see the 'Alternative performance measures' section in this report.

Grupo Santander. Summarized income statement
EUR million
			Change		Change
	Q1'26	Q4'25%		Q1'25%
Net interest income	11,019	10,789	2.1	10,621	3.7
Net fee income [1]	3,357	3,475	(3.4)	3,199	4.9
Gains or losses on financial assets and liabilities and exchange differences [2]	651	709	(8.2)	668	(2.5)
Dividend income	90	156	(42.3)	88	2.3
Share of results of entities accounted for using the equity method	313	185	69.2	161	94.4
Other operating income/expenses (net) [3]	(290)	(251)	15.3	(158)	83.5
Total income	15,140	15,063	0.5	14,579	3.8
Operating expenses	(6,130)	(6,349)	(3.4)	(6,273)	(2.3)
Administrative expenses	(5,302)	(5,593)	(5.2)	(5,451)	(2.7)
Staff costs	(3,379)	(3,593)	(6.0)	(3,409)	(0.9)
Other general administrative expenses	(1,923)	(2,000)	(3.8)	(2,042)	(5.8)
Depreciation and amortization	(828)	(756)	9.5	(822)	0.7
Provisions or reversal of provisions	(765)	(593)	29.0	(456)	67.8
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(3,198)	(3,174)	0.8	(3,077)	3.9
Impairment on other assets (net)	(22)	(63)	(65.1)	(102)	(78.4)
Gains or losses on non-financial assets and investments, net	13	22	(40.9)	2	550.0
Negative goodwill recognized in results	—	—	—	23	(100.0)
Gains or losses on non-current assets held for sale not classified as discontinued operations	(9)	14	—	(7)	28.6
Profit or loss before tax from continuing operations	5,029	4,920	2.2	4,689	7.3
Tax expense or income from continuing operations	(1,250)	(1,163)	7.5	(1,324)	(5.6)
Profit from the period from continuing operations	3,779	3,757	0.6	3,365	12.3
Profit or loss after tax from discontinued operations	1,895	390	385.9	376	404.0
Profit for the period	5,674	4,147	36.8	3,741	51.7
Profit attributable to non-controlling interests	(219)	(383)	(42.8)	(339)	(35.4)
Profit attributable to the parent	5,455	3,764	44.9	3,402	60.3

EPS (euros)	0.36	0.24	49.0	0.21	69.3
Diluted EPS (euros)	0.36	0.24	49.1	0.21	69.3

Memorandum items:
Average total assets	1,847,367	1,868,353	(1.1)	1,855,729	(0.5)
Average stockholders' equity	107,148	102,984	4.0	101,501	5.6

Note: the summarized income statement groups some lines of the consolidated statutory income statement on page 86 as follows:
1.‘Commission income’ and ‘Commission expense’.
2.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.

3.‘Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

January - March 2026	13

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•Statutory income statement

Statutory income statement

In accordance with IFRS 5 requirements, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results in 2025. In Q1 2026, this line recorded the capital gain from the closing of the Poland disposal. For further information, see the 'Alternative performance measures' section in this report.
Q1 2026 results compared to Q1 2025
In Q1 2026, profit attributable to the parent totalled EUR 5,455 million, including a capital gain of EUR 1,895 million from the closing of the Poland disposal. As a result, profit increased 60% year-on-year, also supported by the strong performances across most of our global businesses.
Total income
Total income in Q1 2026 amounted to EUR 15,140 million, 4% up year-on-year. By line:
•Net interest income (NII) totalled EUR 11,019 million, 4% higher than in Q1 2025, supported by solid performances across most of our global businesses.

Net interest income
EUR million
•Net fee income amounted to EUR 3,357 million, up 5% compared to Q1 2025, underpinned by the widespread growth in most businesses, except in CIB. Notably, Retail recorded strong increases driven by transactional, FX and mutual fund fees and Wealth benefitted from solid commercial activity.

Net fee income
EUR million

•Gains or losses on financial assets and liabilities and exchange differences reached EUR 651 million (EUR 668 million in Q1 2025) impacted by lower results in the Corporate Centre, due to a greater impact from foreign currency hedges.
•Dividend income was EUR 90 million (EUR 88 million in Q1 2025).
•Income from companies accounted for by the equity method reached EUR 313 million, and included positive impact from the valuation of certain stakes recorded in the Corporate Centre, compared to EUR 161 million in Q1 2025.
•Other operating income recorded a loss of EUR 290 million, (compared to a EUR 158 million loss in Q1 2025), affected by a more negative impact from the hyperinflation adjustment in Argentina.
In summary, we showed a solid performance in total income, reflecting the benefits of our diversification and global scale, even in the current interest rate environment.

Total income
EUR million
Operating expenses
Operating expenses in Q1 2026 amounted to EUR 6,130 million, 2% lower year-on-year, reflecting our progress in transformation.
Our cost management continued to focus on further structurally improving efficiency. We continued to drive our business model transformation plan, ONE Transformation, together with the use of AI, global platforms and network effects, across our footprint, resulting in greater operational leverage and better commercial dynamics.

Operating expenses
EUR million

14	January - March 2026

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•Statutory income statement
Provisions or reversal of provisions
Provisions (net of provision reversals) amounted to EUR 765 million and included an additional gross provision of EUR 207 million for potential complaints related to motor finance dealer commissions in the UK. In Q1 2025, this line totalled EUR 456 million.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment of financial assets not measured at fair value through profit or loss (net) was EUR 3,198 million whereas in Q1 2025, it was EUR 3,077 million.
Impairment on other assets (net)
The impairment on other assets (net) was EUR 22 million. In Q1 2025, the impairment on other assets totalled EUR 102 million.
Gains or losses on non-financial assets and investments (net)
This line recorded a net gain of EUR 13 million in Q1 2026. In the same period in 2025, net gains were EUR 2 million.
Negative goodwill recognized in results
In Q1 2026, there was no negative goodwill. In Q1 2025, we recorded EUR 23 million relating to the acquisition of CrediScotia Financiera from Scotiabank to expand our presence in the consumer business in Peru.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairments of foreclosed assets, recorded a loss of EUR 9 million in Q1 2026. In Q1 2025, this line recorded a loss of EUR 7 million.
Profit or loss before tax from continuing operations
Profit before tax was EUR 5,029 million in Q1 2026, up 7% year-on-year, supported by the solid performances in net interest income, net fee income and costs.

Tax expense or income from continuing operations
Total tax expense in Q1 2026 amounted to EUR 1,250 million, which includes an EUR 87 million charge corresponding to the quarterly accrual of the tax on expected income obtained in Spain for the year. In Q1 2025, tax expense was EUR 1,324 million and included an EUR 88 million charge corresponding to the quarterly accrual of the tax on expected income obtained in Spain for the year.
Profit or loss after tax from discontinued operations
Profit from discontinued operations totalled EUR 1,895 million in Q1 2026 which corresponds to the capital gain generated from the completion of the Poland disposal, compared to EUR 376 million which reflects the results associated with the business subject to the Poland disposal.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests amounted to EUR 219 million in Q1 2026, compared to EUR 339 million in Q1 2025.
Profit attributable to the parent
Profit attributable to the parent rose to a new record of EUR 5,455 million in Q1 2026, compared to EUR 3,402 million in Q1 2025. This 60% increase year-on-year was driven by a strong rise in total income, lower costs and the aforementioned capital gain.

January - March 2026	15

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•Underlying income statement

Underlying income statement

→ Eighth consecutive quarter of record profit, driven by solid revenue and cost performances.
→ We continue to drive profitable growth and solid efficiency, through our execution of ONE Transformation.
→ Risk indicators were robust, supported by good risk management and low unemployment rates.

Underlying attributable profit		Efficiency	Underlying RoTE
EUR 3,560 million	+12% in euros	42.8%	15.2%
	+14% in constant euros	-3 pp	+0.5 pp

Note: changes vs. Q1 2025.

Following the completion of the Poland disposal in Q1 2026, the Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025 and the capital gain from the completion of the Poland disposal in Q1 2026 in a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit, thereby enabling a consistent comparison.
For the same reason, all underlying management metrics included in this report have been calculated excluding Poland. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Q1 2026 results compared to Q1 2025
The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see the 'Alternative performance measures' section in the appendix to this report.
At the Group level, exchange rates had an unfavourable year-on-year impact of 1.5 pp on total income and a favourable impact of 1.7 pp on total costs.
To better understand the business trends, the underlying income statement includes the reclassification of certain items. These reclassifications between the underlying income statement and the statutory income statement include:
In Q1 2026:
•As previously explained, in the 'Significant events in the period' section, certain charges that, in the statutory income statement are recorded under the 'other results and provisions' line item, are presented in the underlying income statement under 'total costs'. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 354 million.
In Q1 2025:
•As mentioned, in the statutory income statement, the results related to the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item:
However, as previously mentioned, in the underlying income statement, the results related to the business subject to the Poland disposal are recorded in a single line item under 'non-recurring items', and are therefore excluded from the Group's underlying profit.
•Additionally, as previously mentioned in the 'Significant events in the period' section, certain charges that, in the statutory income statement are recorded under the 'other results and provisions' line item, are presented in the underlying income statement under 'total costs'. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 410 million.

Summarized underlying income statement (EUR million)
			Change			Change
	Q1'26	Q4'25%		% excl. FX	Q1'25%		% excl. FX
Net interest income	11,019	10,802	2.0	0.9	10,634	3.6	5.3
Net fee income	3,357	3,466	(3.1)	(4.3)	3,179	5.6	6.6
Gains (losses) on financial transactions [1]	651	707	(7.9)	(8.5)	666	(2.3)	(0.9)
Other operating income	113	90	25.6	25.8	74	52.7	66.8
Total income	15,140	15,065	0.5	(0.6)	14,553	4.0	5.6
Total costs	(6,484)	(6,787)	(4.5)	(5.4)	(6,660)	(2.6)	(0.9)
Net operating income	8,656	8,278	4.6	3.3	7,893	9.7	11.0
Net loan-loss provisions	(3,225)	(3,220)	0.2	(0.9)	(3,083)	4.6	6.2
Other gains (losses) and provisions	(402)	(132)	204.5	204.9	(124)	224.2	234.3
Profit before tax	5,029	4,926	2.1	0.7	4,686	7.3	8.4
Tax on profit	(1,250)	(1,164)	7.4	6.2	(1,323)	(5.5)	(5.4)
Profit from continuing operations	3,779	3,762	0.5	(1.0)	3,363	12.4	13.9
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	3,779	3,762	0.5	(1.0)	3,363	12.4	13.9
Non-controlling interests	(219)	(234)	(6.4)	(8.6)	(198)	10.6	11.5
Underlying profit attributable to the parent [2]	3,560	3,528	0.9	(0.4)	3,165	12.5	14.0
Non-recurring items	1,895	236	703.0	703.0	237	699.6	699.6
Profit attributable to the parent	5,455	3,764	44.9	43.1	3,402	60.3	62.4

Underlying EPS (euros)	0.23	0.23	2.4		0.20	17.29
Underlying Diluted EPS (euros)	0.23	0.23	2.5		0.20	17.24
1. Includes exchange differences.
2. Excludes non-recurring items.

16	January - March 2026

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•Underlying income statement

Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from underlying income statement:
In Q1 2026:
•The total amount recorded under the 'non-recurring items' line item (previously called ‘net capital gains and provisions’) was EUR 1,895 million, corresponding to the capital gain from the completion of the Poland disposal.
In Q1 2025:
•The total amount in 'non-recurring items' was EUR 237 million corresponding to the results related to the business subject to the Poland disposal.
For further information on the reconciliation between the statutory and underlying income statements, see the 'Alternative performance measures' section in the appendix to this report.
As a result, profit attributable to the parent and underlying profit attributable to the parent were not the same in either period.
•Profit attributable to the parent in Q1 2026 was EUR 5,455 million, compared to EUR 3,402 million in Q1 2025, representing a 60% year-on-year increase in euros, +62% in constant euros.
•Underlying profit attributable to the parent reached EUR 3,560 million in Q1 2026, compared to EUR 3,165 million in Q1 2025. This represents a 12% increase year-on-year in euros and +14% in constant euros. This year-on-year comparison reflects solid trends in both total income and total costs.
Total income amounted to EUR 15,140 million in Q1 2026, a 4% increase year-on-year. In constant euros, it increased by 6% year-on-year, with the following detail by line:
•Net interest income (NII) performed well, increasing 5% year-on-year, even in a less favourable interest rate environment in general. By business:
•In Retail, it grew by 2%, with positive performances in most countries driven by higher volumes.
•In Openbank, the positive trends from last year continued, rising 6% supported by Openbank Europe and a positive performance in South America, driven by the progress of our strategy to improve the funding mix, our margin management and higher volumes.
•CIB also recorded a strong increase (+37%), with growth across all business lines, most notably in Global Markets due to higher secured financing activity.
•In Wealth, NII declined 7%, still affected by some deposit cost inelasticity to interest rate declines and lower yields on assets, in a lower interest rate environment in most of our core markets, despite higher volumes in Private Banking.
•In Payments, NII rose 19%, boosted by strong activity levels. Of note was the growth in Getnet.

Net interest income
EUR million
constant euros
•Net fee income rose 7% year-on-year driven by widespread growth across all businesses, except CIB, as follows:
•In Retail, it grew by 7%, supported by transactionality, foreign exchange and mutual funds.
•In Openbank, net fee income increased by 13%, with growth across our core markets, particularly in Brazil, which delivered a double-digit increase supported by portfolio expansion and higher insurance activity.
•In CIB, it decreased 4%, despite solid activity levels, following a record Q1 2025 in Global Markets.
•In Wealth, it rose 16%, with strong performances in our two business lines, particularly in Private Banking, driven by solid commercial activity and our focus on promoting fee-generating activities and products.
•In Payments, it increased 11% boosted by higher activity. Of note was the strong growth in Getnet.
This net fee income growth is in line with our target of increasing net fee income at a faster rate than net interest income.

Net fee income
EUR million
constant euros
•Gains on financial transactions decreased 1%, affected by a weaker performance in the Corporate Centre due to higher impacts from foreign exchange hedges, partially offset by double-digit growth in CIB (positive performance related to asset rotation initiatives) and Wealth (solid trends across our business lines).

January - March 2026	17

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•Underlying income statement
•Other operating income increased compared to the same period in 2025, as the positive impact from the valuation of certain stakes recorded in the Corporate Centre more than offset a greater negative impact from the hyperinflation adjustment in Argentina.
This total income performance keeps us on track to achieve our mid-single-digit revenue growth target for 2026.

Total income
EUR million
constant euros
Total costs in Q1 2026 amounted to EUR 6,484 million, a 3% decline compared to Q1 2025. In constant euros, they were down 1% and in real terms, i.e. excluding the impact of average inflation and in constant euros, they were 4% lower.
There were positive performances in both 'administrative expenses and amortizations', driven by our transformation efforts, and in 'other operating costs', due to lower charges related to asset impairments and for operational risk, mainly in Spain and the UK.
Our cost management remained focused on structurally improving our efficiency and bringing it to levels close to 36% by year-end 2028. With that aim, we continued to make progress in our business model transformation plan, ONE Transformation, which provides greater operational leverage, improving business dynamics, simplifying processes and promoting leaner and more agile structures.
The efficiency ratio stood at 42.8%, improving by 3 pp year-on-year, supported by the good dynamics in both revenue and costs.
By business and in constant euros, total costs performed as follows:
•In Retail, total costs declined by 5%. In real terms, they fell 8%, reflecting our transformation efforts through organizational simplification, process automation and the implementation of our global platform. The efficiency ratio improved to 40.5%.
•In Openbank, total costs increased 2%. In real terms, they remained stable, supported by the benefits of our efficiency and transformation efforts, particularly in Europe and the US, while we continue investing in platforms, our digital bank and the CrediScotia integration. The efficiency ratio improved to 42.8%.
•In CIB, total costs rose 6%, +3% in real terms, well below revenue growth, due to investments in new products and capabilities to drive growth. We maintained a leading position among peers in terms of efficiency, with the efficiency ratio improving to 39.6%.
•In Wealth, total costs grew 4%. In real terms, they increased just 1%, even after our investments to reinforce teams and new capabilities to address the increase in commercial activity. The efficiency ratio improved to 36.6%.

•In Payments, total costs rose 8% (+6% in real terms), reflecting investments in the development of our global platforms.

Total costs
EUR million
constant euros
Net operating income in Q1 2026 amounted to EUR 8,656 million, up 10% compared to Q1 2025. In constant euros, it rose 11%, underpinned by the good performance across net interest income and net fee income and reflecting the positive impact from our transformation efforts on costs.

Net operating income
EUR million
constant euros
Net loan-loss provisions amounted to EUR 3,225 million in Q1 2026, a 5% increase year-on-year.
In constant euros, they grew 6%, mainly due to higher provisions in Retail Argentina, reflecting sector-wide trends in the country. Excluding Argentina, the Group's net loan-loss provisions decreased 2% year-on-year in constant euros. Additionally, provisions rose due to some single names in CIB. These increases were partially offset mainly by lower provisions in the Corporate Centre, following provisions in Q1 2025 related to our plan to accelerate NPL ratio reductions, which improved the Group's credit quality.
All in all, the cost of risk was broadly flat (+2 bps year-on-year) at 1.14%, in line with the Group’s year-end target.

18	January - March 2026

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Underlying income statement

Net loan-loss provisions
EUR million
constant euros
Other gains (losses) and provisions registered a EUR 402 million loss, including the EUR 207 million additional provision for potential complaints related to motor finance dealer commissions in the UK, compared to a EUR 124 million loss in Q1 2025.
Tax on profit amounted to EUR 1,250 million, a 6% decrease year-on-year. In constant euros, it declined 5%, mainly due to a lower tax burden in the Corporate Centre. In both Q1 2026 and Q1 2025, this line included a charge related to the quarterly accrual of the tax on expected income obtained in Spain for the year.
Underlying profit attributable to the parent in Q1 2026 reached EUR 3,560 million, 12% higher than in Q1 2025. In constant euros, it increased by 14% year-on-year.

Underlying profit attributable to the parent
EUR million
constant euros
Underlying RoTE for Q1 2026 reached 15.2% compared to 14.6% in Q1 2025. Underlying RoRWA stood at 2.49% (2.19% in Q1 2025) and underlying earnings per share stood at EUR 0.23 (EUR 0.20 in Q1 2025).
The 'Non-recurring items' line recorded the aforementioned items: in Q1 2026, the capital gain from the completion of the Poland disposal and in Q1 2025, results related to the business subject to the Poland disposal.
Considering these non-recurring items, profit attributable to the parent in Q1 2026 was EUR 5,455 million, compared to EUR 3,402 million in Q1 2025, +60% year-on-year, +62% in constant euros.
RoTE for Q1 2026 reached 17.3% compared to 15.8% in Q1 2025. RoRWA was 2.80% (2.34% in Q1 2025) and earnings per share stood at EUR 0.36 (EUR 0.21 euros in Q1 2025).

Underlying results performance compared to the previous quarter
As in Q1 2026, in Q4 2025 there were some results that did not form part of our underlying business that were included under 'non-recurring items'. They were related to the business activity in Poland in Q4 2025, amounting to EUR 236 million.
As a result, profit attributable to the parent and underlying profit attributable to the parent were not the same in either period.
•Profit attributable to the parent in Q1 2026 was EUR 5,455 million, compared to EUR 3,764 million in Q4 2025, favoured by the aforementioned capital gain from the Poland disposal.
•Underlying profit attributable to the parent in Q1 2026 stood at EUR 3,560 million, compared to EUR 3,528 million in Q4 2025.
This represents a quarter-on-quarter increase in underlying profit of 1%. In constant euros, it was flat, with solid performances in net interest income, costs and provisions. In constant euros:
•Total income remained above EUR 15 billion, but declined 1%, by line:
•Net interest income increased by 1%, supported by strong growth in CIB, boosted by the good start to the year in Global Markets and the increase in Openbank driven by Latin America, which more than offset weaker results in Retail, Wealth and the Corporate Centre in the current interest rate environment.
•Net fee income decreased by 4%, affected by lower net fee income in CIB and some seasonality in Retail and Openbank.
•Gains on financial transactions declined 9%, due to the greater impact of FX hedging in the Corporate Centre.
•Total costs improved 5% quarter-on-quarter due to good performances across most businesses and some seasonality in Q4. Of note was the improvement in Retail across countries, reflecting our business transformation efforts.
•Net loan-loss provisions decreased 1% driven by Openbank US, where provisions are seasonally higher towards the end of the year, and by Openbank Europe, following model updates carried out in Q4. These more than offset higher provisions in Retail due to Argentina, reflecting sector-wide trends in the country, and some single names in CIB.
•The other gains (losses) and provisions line item recorded a EUR 402 million loss, compared to a EUR 132 million loss in Q4 2025. This line included provisions for potential complaints related to motor finance dealer commissions in the UK in both Q1 2026 and Q4 2025 (EUR 207 million and EUR 214 million, respectively). Additionally, this line recorded higher charges related to our transformation mainly in Openbank Europe in the quarter.

January - March 2026	19

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet
Grupo Santander's balance sheet
Since Q2 2025, as a result of the Poland disposal and in accordance with IFRS 5 requirements, in the Group’s consolidated balance sheet the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to balance sheets from 30 June 2025 onwards and does not affect prior periods, which therefore limits the comparability of the balance sheets presented below.

Grupo Santander. Condensed balance sheet
EUR million
			Change
Assets	Mar-26	Mar-25	Absolute	%	Dec-25
Cash, cash balances at central banks and other demand deposits	137,316	166,948	(29,632)	(17.7)	152,281
Financial assets held for trading	281,944	243,348	38,596	15.9	252,318
Debt securities	111,217	91,215	20,002	21.9	98,568
Equity instruments	20,874	16,739	4,135	24.7	22,030
Loans and advances to customers	36,816	28,979	7,837	27.0	32,766
Loans and advances to central banks and credit institutions	47,480	50,440	(2,960)	(5.9)	40,599
Derivatives	65,557	55,975	9,582	17.1	58,355
Financial assets designated at fair value through profit or loss[1]	15,705	13,647	2,058	15.1	15,807
Loans and advances to customers	6,491	5,513	978	17.7	6,440
Loans and advances to central banks and credit institutions	439	407	32	7.9	413
Other (debt securities and equity instruments)	8,775	7,727	1,048	13.6	8,954
Financial assets at fair value through other comprehensive income	74,069	94,873	(20,804)	(21.9)	74,612
Debt securities	55,489	81,279	(25,790)	(31.7)	58,305
Equity instruments	3,591	2,401	1,190	49.6	2,281
Loans and advances to customers	14,352	10,848	3,504	32.3	12,906
Loans and advances to central banks and credit institutions	637	345	292	84.6	1,120
Financial assets measured at amortized cost	1,249,000	1,221,296	27,704	2.3	1,202,689
Debt securities	150,319	127,891	22,428	17.5	140,014
Loans and advances to customers	1,013,150	1,019,076	(5,926)	(0.6)	985,176
Loans and advances to central banks and credit institutions	85,531	74,329	11,202	15.1	77,499
Investments in subsidiaries, joint ventures and associates	7,648	7,460	188	2.5	7,052
Tangible assets	26,750	30,822	(4,072)	(13.2)	27,438
Intangible assets	17,527	19,150	(1,623)	(8.5)	17,308
Goodwill	12,252	13,510	(1,258)	(9.3)	11,958
Other intangible assets	5,275	5,640	(365)	(6.5)	5,350
Non-current assets held for sale	2,855	3,969	(1,114)	(28.1)	75,011
Other assets[2]	43,811	43,664	147	0.3	42,999
Total assets	1,856,625	1,845,177	11,448	0.6	1,867,515

Liabilities and shareholders' equity
Financial liabilities held for trading	195,949	164,971	30,978	18.8	171,546
Customer deposits	47,780	45,422	2,358	5.2	36,120
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	40,529	29,756	10,773	36.2	39,443
Derivatives	59,922	50,197	9,725	19.4	51,968
Other	47,718	39,596	8,122	20.5	44,015
Financial liabilities designated at fair value through profit or loss	39,623	35,920	3,703	10.3	42,148
Customer deposits	23,866	24,711	(845)	(3.4)	25,930
Debt securities issued	13,023	8,661	4,362	50.4	11,686
Deposits by central banks and credit institutions	2,711	2,548	163	6.4	4,510
Other	23	—	23	—	22
Financial liabilities measured at amortized cost	1,453,068	1,477,629	(24,561)	(1.7)	1,421,184
Customer deposits	987,615	1,011,761	(24,146)	(2.4)	979,150
Debt securities issued	315,596	309,555	6,041	2.0	312,704
Deposits by central banks and credit institutions	102,468	111,734	(9,266)	(8.3)	93,234
Other	47,389	44,579	2,810	6.3	36,096
Liabilities under insurance contracts	18,556	17,777	779	4.4	18,737
Provisions	8,769	8,353	416	5.0	8,355
Liabilities associated with non-current assets held for sale	—	—	—	—	62,995
Other liabilities[3]	28,112	30,013	(1,901)	(6.3)	29,802
Total liabilities	1,744,077	1,734,663	9,414	0.5	1,754,767
Shareholders' equity	141,113	137,564	3,549	2.6	141,144
Capital stock	7,345	7,576	(231)	(3.0)	7,345
Reserves (including treasury stock)[4]	128,313	128,118	195	0.2	121,396
Profit attributable to the Group	5,455	3,402	2,053	60.3	14,101
Less: dividends	—	(1,532)	1,532	(100.0)	(1,698)
Other comprehensive income	(35,088)	(36,179)	1,091	(3.0)	(37,974)
Minority interests	6,523	9,129	(2,606)	(28.5)	9,578
Total equity	112,548	110,514	2,034	1.8	112,748
Total liabilities and equity	1,856,625	1,845,177	11,448	0.6	1,867,515

Note: the condensed balance sheet groups some lines of the consolidated balance sheet on pages 84 and 85 as follows:
1.'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets designated at fair value through profit or loss'.
2.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest risk’; 'Assets under reinsurance contracts'; ‘Tax assets’; and ‘Other assets’.
3.‘Hedging derivatives’; ‘Changes in the fair value of hedged items in portfolio hedges of interest rate risk’; ‘Tax liabilities’; and ‘Other liabilities‘.
4.‘Share premium’; ‘Equity instruments issued other than capital’; ‘Other equity’; ‘Accumulated retained earnings’; ‘Revaluation reserves’; ‘Other reserves’; and ‘Own shares (-)’.

20	January - March 2026

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet

Gross loans and advances to customers (excl. reverse repos)			Customer funds (deposits excl. repos + mutual funds)
Good performance of the loan portfolio both quarter-on-quarter and year-on-year.			Customer funds continued to increase, at a slower pace in the quarter (+0.4%) due to a decline in demand deposits.
EUR 1,010 billion		+2% QoQ	EUR 1,217 billion		0% QoQ
		+5% YoY			+6% YoY

By business:			By product:
Year-on-year growth across all businesses. Notable increases in Retail mortgages, auto in Openbank and a double-digit increase across business lines in CIB.			Compared to March 2025, strong year-on-year increase in mutual funds, with widespread growth across countries, and higher deposits, especially demand deposits.
Retail	Openbank	CIB	Demand	Time	Mutual funds
+2%	+3%	+18%	+2%	+9%	+13%

Note: excluding Poland. Changes in constant euros.

Loans and advances to customers
As at end March 2026, loans and advances to customers stood at EUR 1,070,809 million, reflecting a 3% increase quarter-on-quarter, and +1% year-on-year. This year-on-year comparison was affected by the Poland disposal as, in accordance with IFRS 5 requirements and only from 30 June 2025 onwards, the assets related to the Poland disposal are aggregated under the 'non-current assets held for sale' line item.
For the purpose of analysing traditional banking loans, the Group uses gross loans and advances to customers excluding reverse repos. We analyse gross loans and advances to customers excluding reverse repos excluding Poland from all periods, including those prior to 30 June 2025, in order to ensure comparability. Taking into consideration all of the above, as at end March 2026, gross loans and advances to customers excluding reverse repos, totalled EUR 1,010,153 million.
Additionally, the comments below do not include the exchange rate impact (i.e. in constant euros) except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Compared to December 2025, gross loans and advances to customers (excluding reverse repos and excluding Poland) increased 2% in constant euros, with the following detail:
•In Retail, they increased 2%, driven by higher mortgages in individuals in Europe and Brazil and growth in Commercial loans in Europe.
•In Openbank, they were up 1%, driven by higher auto balances across our core markets.

Gross loans and advances to customers (excl. reverse repos)
EUR billion. Excluding Poland

+3%	1
Mar-26 / Mar-25

1. In constant euros: +5%.
•In CIB, loans increased 6%, particularly due to good dynamics in Spain and the US.
•In Wealth, loans declined 6%, mainly due to lower balances in Private Banking in the UK.
•In Payments, loan balances are not material as they represent only 0.1% of the Group total.
Compared to March 2025, gross loans and advances to customers (excluding reverse repos and excluding Poland) grew 5% in constant euros, as follows:
•In Retail, they rose 2%, as growth, mainly in individuals, driven by mortgage portfolio in our main countries, more than offset a decline in SMEs in Spain (maturity of ICO loans and our focus on active risk management and balance sheet optimization) and the UK.
•In Openbank, they increased 3% boosted by the good performance in auto in Openbank Europe and Latin America.
•In CIB, they increased 18% due to double-digit growth across all business lines, mainly driven by lower capital-intensive products, such as Export Finance (ECAs) and secured products.
•In Wealth they increased 5%, particularly in the US and Spain, where they rose double digits.
As at end March 2026, gross loans and advances to customers excluding reverse repos, maintained a diversified mix across our footprint, with presence in different countries in Europe, Latin America and the US.

Gross loans and advances to customers (excl. reverse repos)
% operating areas. March 2026

January - March 2026	21

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Balance sheet
Customer funds
Customer deposits amounted to EUR 1,059,261 million as at end March 2026, up 2% quarter-on-quarter and down 2% year-on-year. This year-on-year comparison was affected by the Poland disposal as, in accordance with IFRS 5 requirements and only from 30 June 2025 onwards, the liabilities related to the Poland disposal are aggregated under the 'liabilities associated with non-current assets held for sale' line item.
The Group uses customer funds (customer deposits excluding repos, plus mutual funds) for the purpose of analysing traditional retail banking funds. We analyse customer funds excluding Poland from all periods, including those prior to 30 June 2025, in order to ensure comparability. As at end March 2026, they amounted to EUR 1,217,487 million.
The comments below do not include the exchange rate impact (i.e. in constant euros), except for Argentina and any grouping which includes it. For further information, see the 'Alternative performance measures' section in the appendix to this report.
Compared to December 2025, customer funds excluding Poland increased slightly (+0.4% in constant euros), with the following detail:
•By product, customer deposits excluding repos were mainly flat, with growth in time deposits (+2%) offsetting the decline in demand deposits (-2%). Mutual funds continued to grow (+3%).
•By business, customer funds grew in Retail (+1%) and in Openbank (+2%), which offset the decreases in CIB (-4%) and Wealth (-1%).
Compared to March 2025, customer funds excluding Poland were 6% higher in constant euros:
•By product, deposits excluding repos rose 4%, with growth in both time (+9%) and demand deposits (+2%). Mutual funds increased 13%, with solid performances in most businesses.
•By business, they rose 7% in Retail, driven by double-digit growth in mutual funds and time deposits. They grew 4% in Openbank driven by a rise in demand deposits. In CIB, they were flat, as higher time deposits offset declines in demand deposits and mutual funds. In Wealth, they were up 10% mainly driven by mutual funds (+15%). By country, mutual funds grew across most of our footprint.
As at end March 2026, customer funds maintained a diversified mix across our footprint, with presence in Europe, Latin America and the US. The weight of demand deposits as a percentage of total customer funds was 52%, while time deposits accounted for 26% of the total and mutual funds for 22%.
In addition to capturing customer deposits, the Group, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency

Customer funds
EUR billion. Excluding Poland

+5	% ¹

+13%

+3%

•Total
•Mutual funds
•Deposits excl. repos

Mar-26 / Mar-25

1. In constant euros: +6%.
and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
The Group's issuances for Q1 2026 were as follows:
•Medium- and long-term senior debt totalling EUR 7,272 million and covered bonds placed in the market for EUR 4,722 million.
•TLAC eligible instruments issued amounted to EUR 2,036 million, of which EUR 1,914 million was senior non-preferred and EUR 122 million was subordinated debt.
•Maturities of medium- and long-term debt totalled EUR 20,361 million.
The net loan-to-deposit ratio was 101% (100% in March 2025), and the ratio of deposits plus medium- and long-term funding to the Group’s loans was 125%, showing a comfortable funding structure. The Group liquidity coverage ratio (LCR) was an estimated 151% in March 2026 (see the 'Risk management' chapter of this report).
The Group's access to wholesale funding markets, as well as the cost of issuances depends, in part, on the ratings granted by the rating agencies.

Rating agencies
	Long term	Short term	Outlook
Fitch Ratings	A (Senior A+)	F1 (Senior F1)	Stable
Moody's	A1	P-1	Stable
S&P Global Ratings	A+	A-1	Stable
DBRS	A (High)	R-1 (Middle)	Stable
Following the upgrade of the Kingdom of Spain's rating in September 2025, Moody's raised Santander's long-term rating to A1 and maintained the short-term rating at P-1 in October.
Fitch upgraded Santander's long-term senior rating to A+ in Q1 2025.
S&P Global Ratings maintained Santander's credit rating at A+ for long-term and A-1 for short-term debt. Since Q2 2024, S&P has maintained our BBB- (investment grade) rating for AT1 instruments.
All four agencies view the outlook as stable, in line with their respective ratings for the sovereign.
Sometimes the methodology applied by the rating agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. Banco Santander, S.A. is still rated above the sovereign debt rating of the Kingdom of Spain in long-term senior debt by Moody's and Fitch, and rated at the same level by S&P and DBRS. These ratings above the sovereign demonstrate our financial strength and the benefits derived from our diversification.

Customer funds
% operating areas. March 2026

22	January - March 2026

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Solvency ratios
Solvency ratios

Phased-in capital ratio	CET1 ratio
The phased-in CET1 ratio stood at 14.4%, putting us on track to meet our objective of ending the year between 12.8-13%.	We generated 0.9 pp of CET1 capital in the quarter, supported by good profit growth and the Poland disposal.
	Attributable profit	+58 bps
	Capital distribution[1]	-31 bps

Value creation
	TNAVps	€6.13
	TNAVps + Cash DPS	+19 YoY
Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

As at end March 2026, the total phased-in capital ratio (applying the CRR transitional arrangements) stood at 18.9% and the phased-in CET1 ratio at 14.4%.
We comfortably meet the levels required by the ECB on a consolidated basis, estimated at 14.1% for the total capital ratio and at 9.8% for the CET1 ratio. This resulted in a distance to the maximum distributable amount (MDA) of 427 bps and a CET1 management buffer of 452 bps.
In the quarter, the CET1 ratio improved 0.9 pp to 14.4%, driven by: i) +29 bps of net organic capital generation from +58 bps from attributable profit, -31 bps from capital distributions1 (in line with our 50% payout target) and a net positive RWA contribution support by our risk transfer initiatives; ii) +20 bps in 'Regulatory & models' mainly due to SME model updates in Spain; and iii) +42 bps in 'Markets & others' which includes +39 bps corresponding to the capital gain from the Poland disposal net of the additional share buyback announced following the sale.
Taking into account the expected impacts over the rest of the year related to the TSB and Webster acquisitions, estimated at -60 bps and -150 bps, respectively, we are on track to meet our aim to end the year with a CET1 ratio in the range of 12.8-13%.
TNAV per share ended the quarter at EUR 6.13. Including the final cash dividend against 2024 results paid in May 2025 (EUR 11.00 cents per share), the interim cash dividend charged against 2025 results paid in November 2025 (EUR 11.50 cents per share) and the final cash dividend charged against 2025 results that was approved in March and that will be paid from 5 May 2026 (EUR 12.50 cents per share), TNAV plus cash dividend per share increased 18.7% in the last twelve months (+8.7% in the quarter).
Lastly, the leverage ratio was 5.04%.

Eligible capital. March 2026
EUR million
Phased-in
CET1	86,279
Basic capital	95,748
Eligible capital	113,560
Risk-weighted assets	600,511

%
CET1 capital ratio	14.4
Tier 1 capital ratio	15.9
Total capital ratio	18.9

CET1 ratio performance
%

2026 target 12.8-13%

Note: Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.
1.Capital distribution includes deduction for the accrual of ordinary shareholder remuneration and AT1 costs. For further information on our shareholder remuneration policy, see notes on page 9 and the 'Santander share' section in this report.
2.Business RWA change net of risk transfer initiatives.
3.Others includes +95 bps from the Poland disposal and -56 bps related to the EUR 3.2 billion additional share buyback to distribute approx. 50% of CET1 capital generated following the completion of the Poland disposal as well as +3 bps of other impacts.

January - March 2026	23

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management
Risk management

Credit risk			Market risk
Credit quality indicators remained contained within expected levels.			Average VaR increased in the quarter, impacted by the higher market volatility stemming from the conflict in the Middle East.
Cost of risk	NPL ratio	NPL coverage ratio	Average VaR
1.14%	3.00%	66%	Q1'26	EUR 19 million	+EUR 3 mn vs. Q4'25
0 bps vs. Dec-25	+9 bps vs. Dec-25	-1 pp vs. Dec-25
Structural and liquidity risk			Operational risk
Robust and diversified liquidity buffer, with ratios well above regulatory requirements.			In Q1 2026, our operational risk profile was stable, focusing on risks associated with suppliers, technology and cyberrisk. Operational losses decreased compared to Q4 2025. In Q1 2026, we recorded an additional provision for potential complaints related to motor finance dealer commissions in the UK.
Liquidity Coverage Ratio (LCR)
151%[1]		-4 pp vs. Dec-25

All management metrics included in this section have been calculated excluding Poland.
Credit risk2
In Q1 2026, the global economy remained relatively resilient, despite an environment marked by rising geopolitical uncertainty following the escalation of the conflict in the Middle East, which led to bouts of market volatility and higher energy prices, resulting in inflationary pressures and risks to economic activity.
In this context, our global and diversified business model, with our strong local presence, provide us with a resilient structure which, together with our prudent risk management, enables us to maintain a medium-low risk profile, even in a more complex macroeconomic and geopolitical environment.
In terms of credit quality:
•The NPL ratio stood at 3.00%, increasing 9 bps compared to December 2025. Credit impaired loans rose 6% to EUR 35,893 million, reflecting the significant impact of less favourable exchange rate movements, as well as portfolio dynamics (primarily in Retail). This increase was partially offset by 3% growth in gross credit risk with customers (total risk), reaching
EUR 1,197 billion, on the back of positive trends across most of our global businesses (especially in CIB and Retail).
Year-on-year, the NPL ratio rose 2 bps, as generalized increases in credit impaired loans were largely offset by total risk growth, mainly in CIB and Retail.
•In Q1 2026, net loan-loss provisions totalled EUR 3,225 million, posting a 1% decline in constant euros compared to the previous quarter, due to a better performance in Openbank, following some seasonality in the US and model updates in Europe in Q4 2025.
•Year-on-year, provisions increased 6% in constant euros, mainly due to higher provisions in Retail Argentina, reflecting sector-wide trends in the country. Excluding Argentina, the Group's net loan-loss provisions decreased 2% year-on-year in constant euros. Additionally, provisions rose in CIB, due to some single names in the quarter. These increases were partially offset mainly by lower provisions in the Corporate Centre, following recorded provisions in Q1 2025 related to our plan to accelerate NPL ratio reductions.

Key risk metrics
	Net loan-loss provisions [3]			Cost of risk (%) [4]			NPL ratio (%)			NPL coverage ratio (%)
	Q1'26	Chg (%) / Q1'25	Chg (%) / Q4'25	Mar-26	Chg (bps) / Mar-25	Chg (bps) / Dec-25	Mar-26	Chg (bps) / Mar-25	Chg (bps) / Dec-25	Mar-26	Chg (pp) / Mar-25	Chg (pp) / Dec-25
Retail	1,944	5.4	7.8	1.17	5	2	3.18	(1)	9	67	4	1
Openbank	1,055	(1.1)	(19.7)	2.07	(7)	(3)	5.51	42	20	71	(4)	—
CIB	206	—	71.0	0.23	16	9	0.85	4	12	38	(1)	(9)
Wealth	8	19.9	(22.9)	0.08	(10)	0	1.20	22	34	57	(10)	(14)
TOTAL GROUP	3,225	6.2	(0.9)	1.14	2	0	3.00	2	9	66	0	(1)
Note: Payment Solutions detail is not disclosed, as credit risk metrics are not relevant for this type of business.
1.Group LCR. See 'Structural and liquidity risk' in this section. Provisional data.
2.Changes in constant euros, unless otherwise indicated.
3.EUR million and % change in constant euros.
4.Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.
For more detailed information, please see the 'Alternative performance measures' section.

24	January - March 2026

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Risk management

•Cost of risk stood at 1.14%, in line with December 2025 and 2 bps above March 2025. Excluding Argentina, cost of risk would have declined 2 bps both quarter-on-quarter and year-on-year.
•The NPL coverage ratio was broadly stable in the quarter at 66%, with loan-loss allowances of EUR 23,572 million. The coverage ratio remained at comfortable levels considering that more than 65% of the Group’s portfolio is backed by quality collateral.
Regarding the IFRS 9 stages, the distribution of the portfolio was stable in the quarter in percentage terms.

NPL coverage ratio by stage
EUR billion
	Exposure[1]			NPL coverage[2]
	Mar-26	Dec-25	Mar-25	Mar-26	Dec-25	Mar-25
Stage 1	1,024	995	989	0.3%	0.3%	0.4%
Stage 2	89	87	83	5.7%	5.7%	5.7%
Stage 3	36	34	34	41.9%	41.9%	41.1%
1. Exposure subject to impairment. Additionally, in March 2026 there were EUR 48 billion in loans and advances to customers not subject to impairment recorded at mark to market with changes through P&L (EUR 44 billion in December 2025 and EUR 39 billion in March 2025).
Stage 1: financial instruments for which no significant increase in credit risk has been identified since its initial recognition.
Stage 2: if there has been a significant increase in credit risk since the date of initial recognition but the impairment event has not materialized, the financial instrument is classified in Stage 2.
Stage 3: a financial instrument is catalogued in this stage when it shows effective signs of impairment as a result of one or more events that have already occurred resulting in a loss.
2. Total loan-loss reserves in each stage / exposure subject to impairment in each stage.

Credit impaired loans and loan-loss allowances
EUR million
		Change (%)
	Q1'26	QoQ	YoY
Balance at beginning of period	33,739	1.2	(1.9)
Net additions	4,522	12.6	41.0
Increase in scope of consolidation	—	—	—
Exchange rate differences and other	737	—	—
Write-offs	(3,105)	(11.6)	(6.2)
Balance at period-end	35,893	6.4	5.0

Loan-loss allowances	23,572	5.4	5.6
For impaired assets	15,043	6.8	9.3
For other assets	8,529	3.1	(0.3)
Our Retail, Openbank and CIB businesses account for around 97% of the Group's total credit portfolio. Payments and Wealth have limited balance sheet exposure. Therefore, the following explanations are focused on the most relevant businesses from a credit risk management point of view:

Retail & Commercial Banking	Credit risk exposure
55% of total Group
Retail's portfolio mainly comprises high quality mortgage loans, where 90% of loans have a loan to value below 80%, and a corporate portfolio in which more than 50% has property collateral or other collateral.
The NPL ratio rose 9 bps in the quarter to 3.18%, driven by an increase in credit impaired loans (+5%), mainly in Brazil and Argentina, partially offset by a positive performance in Spain, supported by the execution of our NPL reduction plan. Total risk was up 2% in the quarter, primarily driven by growth in the UK and Brazil.
The cost of risk increased 5 bps compared to March 2025, reaching 1.17%, with higher provisions, mainly in Argentina (reflecting sector-wide trends in the country) and the UK (due to normalization), partially offset by solid trends in Spain (driven by good portfolio performance and our balance sheet optimization strategy) and Brazil (underpinned by prudent risk management and a shift in the portfolio mix). Compared to the previous quarter, cost of risk rose 2 bps, impacted by higher provisions, mainly in Argentina and Mexico, partially offset by a good performance in Spain, supported by positive mortgage portfolio dynamics and a robust labour market.
The NPL coverage ratio improved 1 pp in the quarter, reaching 67%, a level we consider appropriate, considering that the Retail portfolio includes the mortgage portfolios in Spain and the UK, which have high-quality collateral.

Openbank	Credit risk exposure
18% of total Group
Openbank comprises all business originated by consumer finance companies, including our digital bank (formerly called Openbank), Open Digital Services (ODS) and SBNA Consumer.
The NPL ratio stood at 5.51%, 20 bps above that of December 2025, driven by an increase in credit impaired loans (+5%), mainly in Brazil and Openbank Europe. Total risk was up 1% in the quarter, supported by positive dynamics across most of our markets, notably in the US, Brazil and Mexico.
The cost of risk improved 7 bps compared to March 2025, reaching 2.07%, as a result of an excellent performance in provisions in the US (on the back of resilient consumer behaviour, used car prices at high levels and capital optimization measures), and, to a lesser extent, in Brazil, partially offset by increases mainly in Openbank Europe (impacted by the macro environment and the credit quality deterioration in corporates). Compared to Q4, cost of risk improved 3 bps supported by the positive performance in the US and Brazil, partly offset by increases in Argentina (reflecting sector-wide trends in the country) and Peru (as a result of the integration of CrediScotia).
The NPL coverage ratio was stable quarter-on-quarter, standing at 71%, a level we are comfortable with considering more than 80% of the portfolio is auto loans.

January - March 2026	25

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•Risk management

Corporate & Investment Banking	Credit risk exposure
24% of total Group
CIB comprises Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines and offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
The NPL ratio increased 12 bps in the quarter, to 0.85%, as a result of higher credit impaired loans, primarily due to some single names. This was partly offset by total risk, which grew 9% quarter-on-quarter.
The cost of risk was up 16 bps compared to March 2025, reaching 0.23%, with higher provisions partly due to almost inexistent charges in Q4 2024 and Q1 2025. Compared to December 2025, the ratio rose 9 bps, driven by higher provisions as a result of portfolio growth and some single names.
The NPL coverage ratio stood at 38%, posting a reduction compared to December 2025.
Market risk
Since the end of February, the escalation of the conflict in the Middle East has led to higher market volatility and increasing uncertainty around the final impact of the spike in energy prices on inflation and the central banks' potential reactions, if these shocks persist.
Trading activity in CIB is focused on meeting our clients' needs. Its risk is measured in terms of daily VaR at 99% and originates from possible movements in interest rates.
In Q1 2026, average VaR was EUR 19 million, higher than the previous quarter, amid a more volatile environment given the significant increase in geopolitical risk.
By market risk factor, VaR continued to be primarily driven by interest rate risk. The VaR figures remain low compared to the size of the balance sheet and the Group's activity.

Trading portfolios[1]. VaR by region
EUR million
	2026		2025
Q1	Average	Last	Average

Total	19.3	28.6	21.0
Europe	13.8	24.4	17.2
North America	6.3	6.1	7.0
South America	6.4	4.4	9.4
1. Activity in Santander Corporate & Investment Banking markets.

Trading portfolios[1]. VaR by market factor
EUR million
Q1 2026	Min.	Avg.	Max.	Last
VaR total	14.5	19.3	33.5	28.6
Diversification effect	(10.6)	(16.0)	(29.9)	(12.6)
Interest rate VaR	13.0	16.8	29.4	20.8
Equity VaR	4.7	6.8	8.8	5.7
FX VaR	3.0	5.0	11.8	6.9
Credit spreads VaR	3.4	5.0	7.5	6.2
Commodities VaR	1.0	1.7	5.9	1.6
1.Activity in Santander Corporate & Investment Banking markets.
Note: in the North America, South America and Asia portfolios, VaR corresponding to the credit spreads factor other than sovereign risk is not relevant and is included in the interest rate factor.

Trading portfolios[1]. VaR performance
EUR million
1. Activity in Santander Corporate & Investment Banking markets.

26	January - March 2026

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•Risk management
Structural and liquidity risk
Structural exchange rate risk
Grupo Santander's structural exchange rate risk mainly arises from foreign currency transactions related to permanent financial investments, their results and associated hedges.
During Q1 2026, the performance of the main currencies in which the Group operates generally appreciated against the euro, notably the Brazilian real, supported by still-elevated interest rates in Brazil, following a single 25 bp cut in March to 14.75%.
Our dynamic management of this risk aims to limit the impact on the CET1 capital ratio from exchange rate movements. In the quarter, the coverage of the different currencies impacting this ratio remained close to 100%.
Regarding financial results, the exchange rate hedging strategy is tactical and dynamic, depending on our expectations of the evolution of the different currencies in the various countries where the Group operates.
Structural interest rate risk
Interest rate risk management aims to mitigate potential negative impacts on Santander, both in terms of net interest income and economic value of its equity, due to adverse fluctuations in interest rate curves in the various currencies in which the Group operates.
The Group measures interest rate risk through statistical models based on structural risk mitigation strategies using interest rate instruments, such as fixed-income bond portfolios and derivative instruments, to keep the risk profile within the risk appetite.
Our structural interest rate risk remained at comfortable levels during the period. However, structural debt portfolios recorded a negative performance, reflecting the persistent uncertainty regarding the final impact of the higher energy prices on inflation.
At an aggregate level, Santander maintains positive net interest income sensitivity to interest rate hikes and negative sensitivity in the same scenario for the economic value of its equity.

Liquidity risk
Liquidity risk is the risk of not having the necessary liquid financial resources available to meet our obligations as they come due. Losses can be caused by forced asset sales or margin impacts due to the mismatch between expected cash inflows and outflows.
Our strong liquidity position is based on a decentralized model, where each subsidiary is managed autonomously.
In Q1 2026, the Group maintained a comfortable position, with ratios well above regulatory limits, supported by a robust and diversified liquidity buffer.
The Group liquidity coverage ratio (LCR1) ended the quarter at 151%, -4 pp compared to December 2025.
Operational risk
The Group closely monitors the evolution of operational risks, focusing on operational resilience (technology, cyberrisk and suppliers) and risks linked to transformation plans (including the use of new technologies), external fraud, the most significant legal processes and the impact of geopolitical risks on the current environment.
Our operational risk profile was relatively stable in Q1 2026. There was a decrease in operational risk losses quarter-on-quarter. Legal processes continue to be the main cause of these losses, which are concentrated in the Group's Retail business. In the quarter, following the publication of the compensation scheme by the Financial Conduct Authority (FCA), the most significant charge recorded was for an additional provision for potential complaints related to motor finance dealer commissions in the UK.

1.The Consolidated LCR ratio as at end March 2026 was 143%, comfortably exceeding internal and regulatory requirements. All LCR figures are provisional. For more information on the calculation of both the Group LCR and the Consolidated LCR, see the 'Liquidity and funding management' section of the 'Economic and financial review' chapter in the Annual report 2025 published on 24 February 2026.

January - March 2026	27

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•Santander share
The Santander share
Dividends and shareholder remuneration
On 3 February 2026, the board of directors approved the implementation of a buyback programme worth up to a maximum of EUR 5,030 million, which, having obtained the required regulatory authorization, started on 4 February 2026 and is currently underway.
Under the shareholder remuneration policy against 2025 results, EUR 1,830 million of the aforementioned buyback programme corresponds to c.25% of the Group’s H2 2025 net reported profit and the remaining amount corresponds to an extraordinary EUR 3,200 million share buyback equivalent to approximately 50% of the CET1 capital generated in January 2026 following completion of the sale of 49% of Santander Bank Polska to Erste Group.
As at the date of publication of this report, 56% of the of the aforementioned buyback programme had been executed.
Furthermore, the annual general shareholders meeting (AGM) held on 27 March 2026 approved a final cash dividend in the gross amount of EUR 12.50 cents per share entitled to dividends, payable from 5 May 2026. Including the interim dividend of EUR 11.50 cents per share paid in November 2025, the total cash dividend payable against 2025 results will be EUR 24.00 cents, approximately 14% higher than dividend paid against 2024 results.
Once these actions are completed, total shareholder remuneration charged against 2025 results will be EUR 7,050 million (approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends (EUR 3,520 million) and share buybacks (EUR 3,530 million).
The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails distributing approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks.

The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.
Share price performance
Santander's shares are listed on five markets: on four exchanges in Spain (Madrid, Barcelona, Bilbao and Valencia), in the US (as an ADR), in the UK (as a CDI), in Mexico (Sistema Internacional de Cotizaciones) and in Poland.
In Q1 2026, we operated in an environment of moderate volatility, which intensified in March due to geopolitical tensions in the Middle East. Despite this, growth indicators were solid and unemployment remained low.
In this context, equities performed more modestly, with widespread declines. As at 31 March 2026, Santander’s share price had decreased 5.8% in the year to date, a less pronounced fall than that of the sector as a whole, though more than the European market.
In the banking sector, the Euro Stoxx Banks, the eurozone's main index, decreased 9.3% year to date, while the DJ Stoxx Banks dropped 7.1% and the MSCI World Banks decreased 5.3%. The other main indices also closed also down in the quarter, albeit less pronounced (Ibex 35 -1.5% and DJ Stoxx 50 -1.3%).

Share price

START 31/12/2025	END 31/03/2026
€10.070	€9.490

MAXIMUM 03/02/2026	MINIMUM 23/03/2026
€11.260	€8.938

Comparative share performance

28	January - March 2026

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•Santander share
Market capitalization and trading
As at 31 March 2026, Santander’s market capitalization of EUR 139,402 million was the largest in the eurozone and the 15th largest in the world among financial institutions.
The share’s weighting in the Stoxx Europe 600 Banks index was 8.5% and 14.0% in the Euro Stoxx Banks. In the domestic market, its weight in the Ibex 35 was 16.1% as at 31 March 2026.
A total of 2,042 million shares were traded in the quarter for an effective value of EUR 20,703 million and an annualized liquidity ratio of 56%.
The average daily trading volume was 32.4 million shares with an effective value of EUR 328.6 million.
Shareholder base
The total number of Santander shareholders as at 31 March 2026 was 3,503,270, of which 2,875,387 were European (71.57% of the capital stock) and 614,894 from the Americas (27.31% of the capital stock).
Excluding the board, which holds 1.34% of the bank’s capital stock, retail shareholders accounted for 32.95% and institutional shareholders accounted for 65.71%.

Share capital distribution by geographic area
31 March 2026
The Americas	Europe	Other
27.31%	71.57%	1.12%

Source: data obtained from the aggregation of Banco Santander, S.A. Shareholder Register.

#1	Bank in the eurozone by market capitalization
EUR	139,402	million

The Santander share
31 March 2026

Shares and trading data
Shares (number)	14,689,319,502
Average daily turnover (number of shares)	32,417,354
Share liquidity (%)	56
(Annualized number of shares traded during the period / number of shares)

Stock market indicators
Price / Tangible book value (X)	1.55
Free float (%)	98.21
.

Share capital distribution by type of shareholder
31 March 2026

Institutions
65.71%

Board *
1.34%

Retail
32.95%

* Shares owned or represented by directors.

January - March 2026	29

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Financial information by segment
Description of segments
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business.
The Group has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
Santander's executive committee has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The Group's executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. We prepare the financial information by aggregating the figures for Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
Main changes to the composition of Santander's segments in 2026
As outlined previously, on 10 February 2026 the Group announced a series of changes to its reporting structure, effective from Q1 2026. These changes affect the income statement and certain management metrics at both the Group and its primary and secondary segment levels. For further information about these changes, see ‘Significant events in the period’ section of this report.
In addition to these changes, a number of modifications to the reporting structure were also communicated that only affect the Group’s primary or secondary segments, as follows:
Reporting of the Cards business within Retail & Commercial Banking (Retail)
Given that our payments platform strategy is now largely established, we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business.
In this context, from 1 January 2026, the income statement and balance sheet items relating to the Cards business have been reclassified to Retail (previously recorded in Payments), to better align reporting with the management structure in these businesses in 2026.
Plard, the Group’s card processing platform, remains in Payment Solutions and will charge market-based fees to the global businesses for card processing, valued at market prices.
RoTE Spain
The Santander Spain secondary segment does not have its own accounting tangible equity since it is booked under Banco Santander,
S.A. with other units such as the Corporate Centre. For this reason, a theoretical tangible equity is allocated to the segment.
In this context, the methodology for allocating such tangible equity to Spain has been updated to increase accuracy, taking into account: i) the amount required to reach a 13% CET1 ratio; and ii) the allocation of deductions and other capital adjustments (add-ons).
Other changes within the primary segments
In addition to the change in the Payments business previously described, two minor adjustments have been introduced to the primary segments: i) the Digital Consumer Bank (Consumer) business has been renamed Openbank; and ii) Wealth Management & Insurance has been reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities, and includes the investment platforms and holdings that complement the traditional Wealth business. These changes do not have any impact on the reported figures at the Group or primary segment levels.
Composition of Santander's segments
Taking into account all of the changes detailed above, from 2026 the primary and secondary segments are structured as follows:
Primary segments
This primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre.
Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Openbank, previously known as Digital Consumer Bank (Consumer): comprises all business originated by consumer finance companies, including our digital bank (formerly Openbank), Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided on Europe (Openbank Europe) and the US (Openbank US).
Corporate & Investment Banking (CIB): business which includes the Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets business lines. It offers products and services on a global scale to corporate and institutional customers and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): comprises two business lines: i) Private Banking, which includes the corporate private banking unit and international private banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which brings together the insurance business and liquid and illiquid asset management activities and includes the investment platforms and holdings that complement the traditional Wealth business.

30	January - March 2026

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Payment Solutions (Payments): brings together the Group’s digital payment solutions and provides global technological solutions to Group entities and new customers in the open market. It comprises Getnet, Getnet Platforms and Ebury.
Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
Secondary segments
This secondary level includes our main geographical units and the Corporate Centre, as described in the primary segments.
Detailed financial information is provided on Spain, the UK, Portugal, Openbank Europe (previously referred to as DCB Europe, which includes all consumer business, our digital bank in Europe and ODS), the US, Mexico, Brazil, Chile and Argentina.
Information is also provided for the 'Rest of the Group', the grouping which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

The businesses included in each of the segments in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.
The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025 and the capital gain from the completion of the Poland disposal in Q1 2026 in a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit, thereby enabling a consistent comparison. Consequently, the global businesses, which are reported only on an underlying basis in accordance with IFRS 8, also exclude Poland. Likewise, the underlying ratios, management metrics and business volumes do not include the activity affected by the Poland disposal. For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
On the other hand, the results of our segments presented below include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see methodology in the 'Alternative performance measures' section in the appendix to this report.
Lastly, certain figures contained in this report, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

January - March 2026	31

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January-March 2026
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	6,789	1,632	8,284	4,930	2,884	2,009
Openbank	2,795	372	3,260	1,865	539	290
Corporate & Investment Banking	1,212	629	2,384	1,439	1,228	889
Wealth Management & Insurance	315	456	1,000	634	624	493
Payment Solutions	46	273	383	63	49	20
Corporate Centre	(138)	(6)	(171)	(274)	(296)	(141)
TOTAL GROUP	11,019	3,357	15,140	8,656	5,029	3,560

Secondary segments
Spain	1,860	764	3,153	2,073	1,792	1,286
UK	1,234	93	1,221	554	440	319
Portugal	339	133	494	361	339	250
Openbank Europe	1,204	190	1,488	781	183	45
US	1,434	369	1,977	1,040	566	428
Mexico	1,208	399	1,656	976	606	421
Brazil	2,456	796	3,258	1,974	800	542
Chile	485	160	728	507	361	210
Argentina	600	220	646	383	41	52
Corporate Centre	(138)	(6)	(171)	(274)	(296)	(141)
Rest of the Group	337	239	689	280	197	147
TOTAL GROUP	11,019	3,357	15,140	8,656	5,029	3,560

Underlying profit attributable to the parent distribution[1]
Q1 2026

1. As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. Q1 2026
EUR million. % change YoY

Retail

Openbank

CIB

Wealth

Payments

Var	Var[2]
+9%	+9%

-41%	-38%

+15%	+16%

+9%	+11%

+340%	+288%

2. Changes in constant euros.

32	January - March 2026

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January-March 2025
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	6,709	1,530	8,146	4,610	2,667	1,839
Openbank	2,756	339	3,234	1,809	674	492
Corporate & Investment Banking	897	671	2,106	1,181	1,165	774
Wealth Management & Insurance	346	404	968	606	599	450
Payment Solutions	38	245	317	20	13	4
Corporate Centre	(112)	(9)	(217)	(332)	(431)	(394)
TOTAL GROUP	10,634	3,179	14,553	7,893	4,686	3,165

Secondary segments
Spain	1,779	767	3,105	1,992	1,645	1,147
UK	1,298	82	1,267	496	382	285
Portugal	348	126	503	366	380	278
Openbank Europe	1,112	188	1,402	693	357	193
US	1,499	355	2,014	997	447	417
Mexico	1,129	350	1,506	847	542	394
Brazil	2,402	793	3,223	1,971	805	509
Chile	512	151	722	470	315	185
Argentina	416	172	504	274	197	129
Corporate Centre	(112)	(9)	(217)	(332)	(431)	(394)
Rest of the Group	250	204	523	120	48	23
TOTAL GROUP	10,634	3,179	14,553	7,893	4,686	3,165

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Retail	Underlying attributable profit	EUR 2,009 mn

→ We continued to drive our ONE Transformation programme to support our vision of becoming a digital bank with branches, through the implementation of a common operating model and the rollout of our global technological platform.
→ Loans increased 2% in constant euros year-on-year, mainly driven by mortgages to individuals. In constant euros, deposits rose 5%, with positive dynamics in most countries, and mutual funds grew 17%, mainly in Select customers.
→ Underlying attributable profit reached EUR 2,009 million, up 9% year-on-year both in euros and in constant euros, driven by total income, especially net fee income due to good commercial dynamics, and a strong cost reduction, supported by strong cost reductions resulting from the implementation of our common operating model.

Strategy
In Q1 2026, we continued with our business transformation, towards our vision of being a digital bank with branches, capable of combining leading technology with close, expert advice for our customers. To achieve this, we continue to successfully execute on our strategic priorities:
•Transformation of our operating model based on three pillars:
•End-to-end digitalization. We continued to drive product digitalization and optimize customer journeys, improving the share of products and services that are available digitally by 8 pp year-on-year to 71%, resulting in 8% growth year-on-year in digital sales. The launch of the global app has enabled us to deliver a more consistent and higher-quality experience across digital channels. In addition, we continued to advance in our omnichannel proposition through the rollout of our new branch model and Work Cafés, with new openings in Brazil, the UK and Portugal in the quarter.
•Automation and simplification. We continued to simplify and automate processes at scale while promoting leaner and more agile structures. This enabled us to reduce non-commercial FTEs per million customers by 20% year-on-year, freeing up capacity for commercial activities and higher value-added customer service. The incorporation of AI into processes is reducing operational workload, maintenance costs and execution times, improving customer experience and lowering the cost per active customer, which is already 7% better than a year ago.
•Global Technology Platform. We remain focused on the rollout of common technological platforms. Gravity, our back-end technology, has been fully implemented in Spain, Mexico and Chile, enabling us to reduce transaction costs and improve response times, and it is also technically ready for deployment in Brazil during 2026. The new global app is now available in Spain,
Mexico, Brazil and Chile, and our assisted channel solution is operational in more than half of our branches and across contact centres in Mexico, enhancing productivity and sales. Our new customer interaction platform was already available in Brazil, the UK, Argentina and Chile, and we have now launched it in Mexico. This platform enables effective hyper-personalization across all channels and segments, increasing sales conversion and strengthening customer relationships.
•Transformation of the business model by remaining focused on value creation and positioning the customer at the centre of our management through:
•Customer relationships. We are providing better customer experience and a simpler offering tailored to our key segments. For example, in Spain, we are promoting advisory capabilities for our SME and corporate customers to further develop and deepen relationships. In Mexico, we strengthened our commercial offering for individuals, entrepreneurs and SMEs with a comprehensive package that combines lending, digital banking and international transfers with better conditions.
•Customer experience. We have integrated the best digital products with a new branch model redefined as community hubs and we are using advanced hyper-personalization tools which are enabling us to improve our customer experience.
•Structural efficiency and profitability improvement. The transformation of our operating and business model continues to drive structural efficiency improvements and commercial capacity, which, together with prudent risk management and strict capital allocation, supports our profitable growth. We are also working to ensure the successful integration of TSB and Webster into the Group following the completion of the transactions later this year.

Retail. Customers. March 2026
Thousands and year-on-year change

	Total Retail
Total customers	148,791	15,177	22,711	21,935	74,635
	+4%	0%	+1%	+3%	+6%

Active customers	76,565	9,144	13,478	11,338	33,567
	+2%	+4%	0%	+4%	+2%

34	January - March 2026

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Business performance
Gross loans and advances to customers, excluding reverse repos, increased 1% year-on-year. In constant euros, they grew 2% mainly driven by mortgages to individuals.
In individuals, the mortgage portfolio grew in most countries, particularly in the UK, Portugal and Brazil. Personal loans also increased across most of our footprint, especially in Spain, the UK and Mexico, which more than offset a decrease in Brazil, which reflects our capital optimization strategy and macro environment in the country. Card volumes increased in general, especially in Select customers in Brazil.
SME loans were affected by lower volumes in Spain and the UK, with positive dynamics across the rest of our footprint. Commercial loans increased mainly driven by the UK and Spain, which more than offset decreases in the US and Mexico.
Customer deposits, excluding repos, increased 4% year-on-year. In constant euros, they grew 5%, driven by good performances in most countries. By product, there was a 12% increase in time deposits with positive performances across the board except in the US and Chile. Demand deposits rose 3%, increasing in most countries. Mutual funds grew 17% year-on-year in constant euros, rising across most of our footprint. Overall, customer funds increased 7% year-on-year in constant euros.

Retail. Business performance. March 2026
EUR billion and YoY % change in constant euros

603	+2%	742	+7%

Others

Others

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Underlying attributable profit in Q1 2026 was EUR 2,009 million, 9% higher year-on-year. In constant euros, it also increased 9%, as follows:
•Total income increased 2% driven by net interest income and positive net fee income, which more than offset a higher hyperinflation adjustment in Argentina.
Net interest income increased 2% year-on-year, with positive performances in most countries in a less favourable interest rate environment, driven by higher volumes.
Our more targeted products and high value-added services offering, especially to affluent segments, contributed to 7% net fee income growth year-on-year, particularly in transactional, FX and mutual fund fees. By country, there were notable increases in Argentina, Mexico, Spain and the UK.

Retail. Total income. Q1 2026
EUR million and YoY % change in constant euros

Others

Var
+5%
+2%
+5%
-2%
+1%

Retail	EUR 8,284 mn	+2%
•Total costs decreased 5% year-on-year, reflecting our transformation efforts through organizational simplification, process automation and the rollout of our global platform. Overall, the efficiency ratio improved to 40.5%.
•Net loan-loss provisions grew 5% year-on-year, partially explained by loan portfolio growth (+2% year-on-year). Of note were Spain and Brazil, which partially offset the increase mainly in Argentina, reflecting sector-wide trends in the country.

Cost of risk was 1.17% (+5 bps year-on-year) and the NPL ratio was stable at 3.18% compared to last year.
Overall, RoTE in Q1 2026 was 16.7%.
Compared to Q4 2025, net operating income increased 3% driven by positive cost performances across our footprint, which amply offset the impact of seasonality on revenue. However, this positive net operating income performance was not reflected in the underlying attributable profit mainly due to higher net loan-loss provisions in Argentina, as well as some transformation charges in the UK.

Retail. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	8,284	0	-1	+2	+2
Total costs	-3,354	-6	-7	-5	-5
Net operating income	4,930	+5	+3	+7	+7
LLPs	-1,944	+10	+8	+6	+5
PBT	2,884	-1	-2	+8	+8
Underlying attrib. profit	2,009	-3	-5	+9	+9
Detailed financial information in Appendix.

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Retail Spain	Profit before tax
EUR 1,161 mn
Commercial activity and business performance
Commercial activity remained strong as we continued to gain market share in payrolls, pensions, cards and active Bizum users.
Gross loans and advances to customers, excluding reverse repos, increased 1% year-on-year as the higher loans in Select and mortgages more than offset the maturity of ICO loans in SMEs and our focus on active risk management and balance sheet optimization.
Customer deposits, excluding repos, increased 6% year-on-year mainly due to demand deposits driven by our new value proposition for Select customers, supporting customer acquisition and improving our funding mix. Mutual funds improved 14%. As a result, customer funds rose 7%.
Results
Profit before tax in Q1 2026 reached EUR 1,161 million, 41% higher than in Q1 2025. By line:
•Total income was 5% higher, with increases in gains on financial transactions (valuation of stakes) and in net fee income, driven by strong momentum in transactional, FX and securities fees, and strong growth in Commercial. Additionally, net interest income remained resilient in the current interest rate environment.
•Total costs decreased 7%, benefitting from process automation and increased digitalization. The efficiency ratio was 31.9%.
•Net loan-loss provisions declined 61%, driven by credit quality improvement and our balance sheet optimization strategy.
In the quarter, profit before tax increased 41% driven by a strong revenue performance, with significant increases in gains on financial transactions and net fee income and a positive net interest income performance (supported by higher volumes), lower costs, as a result of digitalization and automation initiatives and seasonality, as well as better credit quality.

Retail Spain. Underlying income statement
EUR million and % change

	Q1'26	/ Q4'25	/ Q1'25

Total income	1,908	+9	+5
Total costs	-609	-7	-7
Net operating income	1,299	+19	+12
LLPs	-117	-52	-61
PBT	1,161	+41	+41
Detailed financial information in Appendix.

Retail UK	Profit before tax
EUR 416 mn
Commercial activity and business performance
We continue to make progress in our transformation programme through digitalization, business simplification and process automation, which continue to improve efficiency and productivity.
Gross loans and advances to customers, excluding reverse repos, decreased 1%. In constant euros, they increased 4% driven by positive trends in mortgage originations since H2 2025, as well as a progressive recovery in new business volumes in corporates.
Customer deposits, excluding repos, increased 2% year-on-year. In constant euros, they increased 6%, driven by strong growth in time deposits in individuals and demand deposits in corporates. Mutual funds rose 39% year-on-year in constant euros. As a result, customer funds improved 7% in constant euros.
Results
Profit before tax in Q1 2026 reached EUR 416 million, 20% higher than in Q1 2025. In constant euros, profit before tax also increased 25%, by line:
•Total income rose 2%, mainly driven by higher transactional fees, in both corporates and individuals. Net interest income was solid and remained stable in a highly competitive environment with lower interest rates.
•Total costs fell 9%, boosted by process automation and our simplification efforts and lower charges related to asset impairments. Overall, net operating income grew 20% and the efficiency ratio improved 6.7 pp to 55.2%.
•Net loan-loss provisions increased as a result of model updates, but remained at very low levels.
Compared to Q4 2025, net operating income increased by 4% in constant euros, driven by a strong cost performance and despite a decrease in net interest income due to pricing pressures and seasonality in net fee income. However, this positive performance in net operating income is not reflected in profit before tax, mainly due to higher transformation-related charges.

Retail UK. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	1,183	-3	-4	-2	+2
Total costs	-653	-8	-9	-13	-9
Net operating income	530	+4	+4	+15	+20
LLPs	-76	+30	+30	+44	+50
PBT	416	-9	-9	+20	+25
Detailed financial information in Appendix.

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Retail Mexico	Profit before tax
EUR 407 mn
Commercial activity and business performance
We continue to make a great strides in the transformation of our operating model, driving digital adoption, which resulted in a 7% year-on-year increase in digital customers and an 18% increase in digital sales. This progress enables us to strengthen our commercial offering for individuals, entrepreneurs and SMEs, with a comprehensive proposition that combines lending, digital banking and international transfers with better conditions.
Gross loans and advances to customers, excluding reverse repos, increased 10%. In constant euros, they grew 4% driven by personal loans and mortgages reflecting our enhanced commercial offering.
Customer deposits, excluding repos, rose 14% year-on-year. In constant euros, they grew 7% driven by both demand and time deposits, mainly in Select and SMEs. We are targeting mutual fund growth, resulting in an 11% increase in constant euros. As a result, customer funds rose 8% in constant euros.
Results
Profit before tax in Q1 2026 reached EUR 407 million, 14% higher than in Q1 2025. In constant euros, it increased 9%, as follows:
•Total income rose 5%, driven mainly by net fee income, particularly in transactional, insurance and mutual fund fees, reflecting the improvement in our value proposition and higher customer transactionality. Net interest income was stable despite a lower interest rate environment.
•Total costs decreased 4%, driven by savings obtained from our simplification and automation initiatives. As a result, net operating income grew 13% and the efficiency ratio improved 4 pp to 39.8%.
•Net loan-loss provisions increased 14% impacted by higher lending activity and model updates.
Compared to Q4 2025, of note was the good cost performance. However, profit before tax growth was impacted by the sale of a stake in Q4 and the usual seasonality effects on revenue, as well as higher provisions due to model updates.

Retail Mexico. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	1,253	-6	-10	+10	+5
Total costs	-499	-14	-17	0	-4
Net operating income	754	-1	-4	+18	+13
LLPs	-338	+20	+16	+19	+14
PBT	407	-15	-18	+14	+9
Detailed financial information in Appendix.

Retail Brazil	Profit before tax
EUR 349 mn
Commercial activity and business performance
During the first quarter of the year, our business strategy remained focused on: expanding the high-net worth and corporate segments by offering a personalized and global experience; and providing an integrated multi-channel experience and a simplified product offering to the mass market to reinforce engagement and customer satisfaction.
Gross loans and advances to customers, excluding reverse repos, increased 4% year-on-year. In constant euros, they rose 1%, driven by strong momentum in mortgages, cards and SMEs. This performance offset declines in the mass segment in line with our strategy focused on profitable growth, prudent risk management and capital optimization.
Customer deposits, excluding repos, increased 10% year-on-year. In constant euros, they grew 7%, on the back of growth in time deposits in Select, line with our strategy to increase primacy in affluent segments. Mutual funds grew 20% year-on-year in constant euros. As a result, customer funds rose 11% in constant euros.
Results
Profit before tax in Q1 2026 was EUR 349 million, 6% lower than in Q1 2025. In constant euros, it also decreased 6%, by line:
•Total income declined 2%, impacted by lower net fee income, especially in insurance and lower gains on financial transactions (FX derivative activity). Net interest income was stable, with a positive contribution from Select customers, which was offset by lower results from mass market and negative balance sheet sensitivity to higher interest rates.
•Total costs increased 1%, but were down 4% in real terms, reflecting our transformation efforts in simplification, automation and digitalization.
•Net loan-loss provisions decreased 3%, reflecting our prudent risk management and the shift in the portfolio mix.
Compared to Q4 2025, profit before tax was strongly impacted by usual seasonality at the beginning of the year and higher provisions given the high interest rate environment.

Retail Brazil. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	2,314	0	-2	-2	-2
Total costs	-1,005	-3	-5	+1	+1
Net operating income	1,309	+2	0	-3	-3
LLPs	-956	+5	+3	-3	-3
PBT	349	-6	-8	-6	-6
Detailed financial information in Appendix.

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Openbank	Underlying attributable profit	EUR 290 mn

→ Our priority is to become a leading digital bank that combines advanced technology with a personal and human touch, placing customers at the centre of everything we do and maximizing profitability and long-term shareholder value.
→ Loans increased 3% year-on-year in constant euros, +5% in auto, especially in Europe and Latin America. Deposits rose 3% in constant euros, driven by strong growth in the Americas, supported by our digital bank, in line with our strategy to lower funding costs and reduce net interest income volatility across the cycle.
→ Underlying attributable profit was EUR 290 million in Q1 2026, heavily impacted by an additional provision for potential complaints related to motor finance dealer commissions in the UK recorded this quarter. Excluding it, profit before tax grew 15% year-on-year in constant euros, underpinned by improvements in net interest income, net fee income and provisions.

Strategy
Openbank brings together Santander's mobility finance and consumer banking operations under a single global business, supported by our global digital banking platform, which is live in the US, Spain, Mexico and Germany. The business has a strong foundation for growth, operating in 26 countries in Europe and the Americas and serving more than 27 million customers.

Our vision is to evolve our business from a primarily monoline lending model to a leading, digital banking model that combines advanced technology with a personal, human touch, placing customers at the heart of our management.

To navigate an increasingly competitive environment and meet evolving customer needs while delivering on our vision, we are transforming into a more integrated, scalable and efficient global business, focusing on advancing our strategic priorities:

•Consolidate our leadership in mobility finance. We are optimizing the business to maximize profitability and capital efficiency, while continuing to deepen and expand strategic relationships with global OEMs and key industry players, supported by a strong global commercial pipeline across our footprint. At the same time, we are expanding beyond traditional auto lending into segments such as operational leasing to better serve our customers and partners while supporting growth.
In Europe, we further developed our leasing platform this quarter, with new features to enhance customer experience and drive value creation and efficiency, including in-house insurance and maintenance services and a cross-border vehicle offering, while also improving our payments and collections capabilities. In the US, we maintained a disciplined approach to growth, expanded our capabilities across the full credit spectrum and progressed towards a fully deposit-funded origination model, supporting higher returns. In Latin America, we maintained our leadership in new and used vehicle financing across our footprint, underpinned by strong commercial momentum.
•Grow our digital banking business. We are building scale in our core markets, enhancing our value proposition to become our customers’ primary bank, driving engagement and loyalty while laying the foundations to expand into new markets.
In the US, our digital bank maintained solid trends in both new customers and deposits captured, supported by a strong performance from our partnership with Verizon, which has been renewed to continue offering high-yield savings accounts.
In Mexico, we continued to deliver outstanding results, reinforcing our offering through initiatives such as a differentiated deposit pricing campaign, which enabled us to surpass 1 million customers since our launch in Q1 2025.
In Europe, we enhanced our proposition through several initiatives, including a 'refer a friend' programme and improved conditions for international transfers in Spain, contributing to a simpler and more global customer experience.
In parallel, we continue to develop Openbank Pay (previously known as Zinia), our checkout lending and embedded finance engine, incorporating new partners and countries to drive customer growth with low acquisition costs. In the quarter, the business continued to perform well, as we developed partnerships to broaden our value proposition across our footprint, including the integration of Bizum into Stripe's payments platform.
•Leverage AI and automation capabilities to accelerate our transformation and growth. We are embedding new technologies across our processes to increase productivity, enhance personalization and reduce cost to serve. In the quarter, we drove efficiency gains by leveraging AI in coding and testing initiatives and in process automation.

•As part of our focus on profitable growth, we continued to strengthen deposit gathering and manage interest rate sensitivity through hedging and repricing actions. We maintained a disciplined approach to balance sheet management, focusing on risk and capital while supporting sustainable growth.
Finally, we made progress in the merger of Santander Consumer Finance, S.A. and Open Bank, S.A. in Europe and we announced the merger of Santander Consumer USA Holdings Inc. into Santander Bank, N.A. in the US, supporting the transformation and simplification of our business.
At the same time, we are continuing to prepare for the integration of our consumer banking business with Webster in the US (subject to customary closing conditions).

Openbank. Total customers
Millions

+6%

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Business performance
New lending was 7% higher year-on-year in constant euros, while we maintained our focus on profitability and our prudent approach to risk management in an environment marked by volatility and geopolitical uncertainty.
Gross loans and advances to customers, excluding reverse repos, increased 1% year-on-year. In constant euros, they grew 3%, supported by auto (+5%), with a good performance in Europe, despite a weak start to the year for the market, and double-digit growth across most of our countries in Latin America.
Our EUR 12.6 billion leasing portfolio decreased 18% year-on-year in constant euros, as solid growth in Europe was more than offset by a decline in the US, following the discontinuation of our partnership with Stellantis, lower demand for electric vehicles and our focus on profitability.
Our access to wholesale funding markets remained strong and diversified. Customer deposits accounted for 62% of Openbank's total funding. Excluding repos, deposit volumes increased 1% year-on-year. In constant euros, they rose 3%, as a result of our focus on deposit gathering, supported by our digital bank. Including mutual funds, customer funds were up 4% in constant euros.

Openbank. Business. March 2026
EUR billion and YoY % change in constant euros
216	+3%	143	+4%

Openbank Europe
Openbank US

Openbank Europe
Openbank US

Gross loans and advances to customers excl. reverse repos	Customer deposits excl. repos + mutual funds

Openbank. Leasing portfolio. March 2026
EUR billion and YoY % change in constant euros
Total leasing	13	-18%
Results
In Q1 2026, underlying attributable profit stood at EUR 290 million, 41% lower year-on-year, strongly impacted by the additional provision in the UK. In constant euros, profit decreased 38%, as follows:
•Total income grew 5%, driven by solid net interest income and net fee income dynamics, which more than offset weaker trends in other income.
Net interest income rose 6%, mainly underpinned by our efforts in margin management and higher volumes, performing well across most of our footprint, with notable growth in Europe and South America.
Net fee income increased 13%, supported by broad-based growth, particularly in Brazil, which posted a double-digit increase, driven by portfolio expansion and higher insurance activity.
Other income fell, primarily due to leasing in the US, which was impacted by lower residual values and reduced volumes.

Openbank. Total income. Q1 2026
EUR million and YoY % change in constant euros

Openbank Europe
Openbank US
Other

Var
+6%
-2%
+22%
•Total costs were up 2% year-on-year. In real terms, they were flat, backed by the benefits of our efficiency and transformation efforts, particularly in Europe and the US, as we continued to invest in platforms, our digital bank and the CrediScotia integration. As a result, net operating income grew 8% and efficiency improved 1.3 pp to 42.8%.
•Net loan-loss provisions fell 1%, as an excellent performance in the US and Brazil more than offset increases in other units, mainly in Argentina (reflecting sector-wide trends in the country). Credit quality remained under control, with the cost of risk improving to 2.07%, while the NPL ratio stood at 5.51%.
•Other gains (losses) and provisions posted a higher loss, driven by the additional provision for potential complaints related to motor finance dealer commissions in the UK recorded this quarter and higher charges related to our transformation in Europe.
•Excluding said provision in the UK, profit before tax rose 15% year-on-year.
•The effective tax rate normalized after having recorded fiscal benefits from electric vehicles in the US in 2025.
RoTE stood at 5.1% in Q1 2026, 8.3% excluding the additional provision in the UK.
Compared to Q4 2025, underlying attributable profit increased 53% in constant euros, supported by the good net interest income performance, lower total costs and a strong reduction in net loan-loss provisions, particularly in the US and Europe.

Openbank. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	3,260	-3	-3	+1	+5
Total costs	-1,394	-5	-5	-2	+2
Net operating income	1,865	-1	-1	+3	+8
LLPs	-1,055	-20	-20	-6	-1
PBT	539	+72	+66	-20	-17
Underlying attrib. profit	290	+61	+53	-41	-38
Detailed financial information in Appendix.

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OBE	Openbank Europe	Profit before tax
EUR 183 mn
Commercial activity and business performance
Despite a market with weaker new car registration trends at the start of the year, new business volumes grew 10% year-on-year in constant euros, while we maintained our focus on profitability.
The stock of gross loans and advances to customers, excluding reverse repos, increased 2% year-on-year. In constant euros, it rose 3%, underpinned by higher auto balances.
Customer deposits, excluding repos, decreased 3% year-on-year. They also fell 3% in constant euros, reflecting our focus on prioritizing profitability in a competitive environment. Mutual funds were up 12% in constant euros, from low levels.
Results
In Q1 2026, profit before tax was 49% lower year-on-year, at EUR 183 million. In constant euros, profit before tax also decreased 49%, as follows:
•Total income grew 6%, on the back of strong net interest income (+8%), underpinned by our focus on both margin management and volumes growth, as well as higher net fee income (+2%), driven by the improvement in new business trends.
•Total costs were flat but down 2% in real terms, as the benefits from the transformation of our operating model offset strategic investments in platforms and business growth.
•Net loan-loss provisions were up 2%, growing at a slower pace than the loan portfolio. Cost of risk remained below 1%.
•Other gains (losses) and provisions recorded a higher loss, reflecting the additional provision for potential complaints related to motor finance dealer commissions in the UK recorded this quarter and higher charges related to our transformation and efficiency efforts.
•Excluding the additional provision in the UK, profit before tax was up 9% year-on-year.
Compared to Q4 2025, profit before tax fell 3% in constant euros, with weaker income (mainly due to the impact of seasonality on fees) and higher charges related to our transformation, partially offset by lower net loan-loss provisions following model updates carried out in Q4 and reduced total costs due to lower charges linked to our CHF portfolio.

Openbank Europe. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	1,488	-7	-7	+6	+6
Total costs	-707	-3	-3	0	0
Net operating income	781	-10	-10	+13	+13
LLPs	-342	-22	-22	+2	+2
PBT	183	-1	-3	-49	-49
Detailed financial information in Appendix.

Openbank US	Profit before tax
EUR 230 mn
Commercial activity and business performance
Our digital bank continued to deliver strong growth since its launch, exceeding 235,000 customers and reaching USD 11 billion in deposit balances, with the latter increasing approximately 42% year-to-date and 210% year-on-year. Our partnership with Verizon, which we renewed this year, remained a key growth driver, with USD 1.2 billion in deposits gathered since its launch in April 2025.
Gross loans and advances to customers, excluding reverse repos, were down 9% year-on-year. In constant euros, they decreased 3%, mainly reflecting the impact of asset rotation initiatives, in line with our focus on prioritizing profitability over volumes. The leasing portfolio fell 34% in constant euros, following the discontinuation of our partnership with Stellantis and lower demand for electric vehicles.
Customer deposits, excluding repos, increased 5% year-on-year. In constant euros, they were up 12%, driven by demand deposits, supported by the momentum from our digital bank, in line with our deposit gathering strategy to optimize the cost of funding. Mutual funds also rose, contributing to a 12% increase in customer funds in constant euros.
Results
In Q1 2026, profit before tax decreased 2% year-on-year to EUR 230 million. In constant euros, it grew 9%, as follows:
•Total income was down 2%, mainly due to the impact of lower residual values and reduced volumes on leasing income. Net interest income remained solid, backed by the results of our funding optimization strategy, and net fee income rose 10%, primarily driven by servicing fees.
•Total costs improved 2%, on the back of efficiencies from our transformation and lower charges related to asset impairments.
•Net loan-loss provisions decreased 6%, supported by resilient customer behaviour, used car prices at high levels and capital relief measures. Cost of risk improved year-on-year to 4.14%.
Compared to Q4 2025, profit before tax rose significantly in constant euros, underpinned by a decline in net loan-loss provisions following some seasonality in Q4 and lower total costs (also impacted by seasonality and charges related to asset impairments in Q4), with resilient net interest income and higher net fee income.

Openbank US. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	1,199	-1	0	-12	-2
Total costs	-519	-8	-7	-12	-2
Net operating income	680	+6	+6	-12	-2
LLPs	-443	-27	-27	-15	-6
PBT	230	+657	+541	-2	+9
Detailed financial information in Appendix.

40	January - March 2026

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CIB	Underlying attributable profit	EUR 889 mn

→ Our diversification across business lines, countries and client types, enhanced by the investments made in recent years, supports sustainable growth and greater predictability, strengthening our competitive position.
→ We saw good activity levels, driven particularly by Global Markets (GM) but also boosted by positive trends in Global Banking (GB) and Global Transaction Banking (GTB), reflecting the benefits provided by the growth initiatives we have launched.
→ Underlying attributable profit reached EUR 889 million, a 15% increase year-on-year (+16% in constant euros), driven by strong revenue growth, up across business lines. We maintain a leading position in efficiency and profitability, with RoTE at 20.9%.

Strategy
Our Corporate & Investment Banking (CIB) business is a global franchise, well diversified by business line, country and client type. This diversification, together with the progress achieved in recent years, enables us to deliver sustainable growth and greater predictability, thereby strengthening our competitive position.
In Q1 2026, we continued to make progress on our strategic priorities, building on the foundations laid in previous years, in line with our ambition:
•We are deepening our client relationships and enhancing our advisory capabilities, supported by a business model that combines in-depth industry knowledge, expert advice and significant financing capacity. As a result, during the quarter we strengthened our advisory role in complex and cross-border transactions. We also continued to generate new business opportunities supported by our leadership in Export Finance and the research partnerships we have developed in ECM, enabling us to offer our clients specialized analysis of our markets.
Our progress in the US stood out again this quarter, supported by our investments in the country. We also remain focused on strengthening our presence in adjacent-to-core markets in Latin America and Europe, including Poland, where we remain open to business opportunities even after the disposal of our business there, through the partnership agreement we signed with Erste Group.
•We are making further progress in improving our operating model, globalizing and standardizing our platforms, and improving connectivity across regions and products, thereby enhancing efficiency. During the quarter, we focused on streamlining systems and standardizing them across countries.
The Digital Assets Team in GM is applying tokenization and blockchain-based solutions to cash management and continues to advance in initiatives such as the development of tokenized deposits for the Group, and a pilot project for the use of cross-border digital cash, which we are developing in collaboration with Fnality and one of our clients.
At the same time, the team remains actively engaged in industry-wide initiatives, including SWIFT Distributed Ledger and Project Ágora, led by the Bank for International Settlements, both aimed at advancing the use of blockchain and tokenization in cross-border payments.
•We are continuing to strengthen collaboration across CIB business lines and with the rest of the Group. Coordination between GTB, GB and GM remained a key driver of value creation and revenue generation.
This was reflected in joint initiatives between GM, GTB and GB, such as embedded FX solutions in supply chain finance programmes and capital market transactions, and between GTB and GB, with GTB solutions in more than half of our leveraged buyout (LBO) and M&A mandates.
In addition, we continue to strengthen CIB’s role as a product factory for the Group’s other global businesses, reinforcing connectivity across businesses and countries: we provide FX solutions to Retail, a full suite of products to Commercial, product development and structuring to Wealth and capital market solutions and advisory to Openbank.
•Finally, we continue to actively manage capital allocation through our Originate-to-Share (OtS) model and prioritize high-return capital-light opportunities, while we maintain disciplined risk management.

Recent awards		Ranking in League Tables Q1 2026
TMI	IJGlobal	Project Finance	Debt Capital Markets
Best Bank Cash & Liquidity Management for South America	Financial Adviser of the Year Energy - Europe
Global Capital	Global Banking & Markets	Equity Capital Markets	M&A	ECAs*
Best Arranger of Infrastructure and Renewables Loans	Global Banking & Capital Markets Debt House of the Year
* ECAs as of 2025.

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Business performance
We remain focused on capital-light activity and actively managing our balance sheet. As a result, our total revenue to risk-weighted assets ratio improved 0.8pp year-on-year to 8.7%.
Gross customer loans and advances, excluding reverse repos, were up 16% year-on-year. In constant euros, they grew 18%, boosted by double-digit growth across business lines, mainly driven by lower capital-intensive products, such as Export Finance (ECAs) and secured products, among others.
Customer deposits, excluding repos, increased 3% year-on-year. In constant euros, they also increased 3%, as growth in GTB amply offset decreases in Global Markets (GM).
Global Transaction Banking recorded higher activity levels year-on-year in a challenging environment:
•Trade & Working Capital Solutions delivered a steady start to the year, led by the launch of new products, our strategic partnerships and our focus on strengthening client supply chains. This has resulted in new business opportunities in sectors such as IT and Defense, as well as new supply chain financing guarantee programmes backed by the European Investment Bank.
•Export Finance achieved strong activity levels across our footprint. During the quarter, we participated in significant transactions, such as the largest fund raising of a Turkish bank with international development institutions.
•Cash Management activity was partially impacted by the interest rate environment. During the first quarter, we continued executing our strategic plan, enhancing our Latin American franchise, expanding real-time payment solutions and developing connectivity solutions and new treasury products.
In Global Banking (GB), there were strong activity levels, driven by our US Banking Build-Out (US BBO) initiative and by Debt Finance’s leadership in South America.
•In Corporate Finance (CF), activity levels increased year-on-year, supported by our integrated advisory and financing platform and strong cross-border capabilities. This was reflected in our role in significant mandates, such as advising Platinum Equity on the sale of Urbaser.
•ECM volumes increased notably, driven by strong follow-ons activity in the US, while in Europe they were concentrated in large transactions.
•Leveraged Finance activity remained robust, with solid contributions from Energy and Infrastructure, with key transactions including Freeport LNG and ContourGlobal.
•Debt Finance delivered a strong performance, driven by robust investor demand in debt capital markets in the US, good trends in EUR-denominated corporate hybrids and sustained leadership in Latin America through bespoke credit solutions such as the Republic of Costa Rica’s Global Depository Note issuance. Investment Grade loan and bond markets remained resilient, supported by stable spreads, solid demand and acquisitions and event-driven financing activity.
•In Structured Finance, there were mixed performances by market, with activity normalizing in Europe after a strong levels in 2025, while in the US and Latin America, Structured Finance recorded good performances.
Global Markets performed well, supported by robust client activity and broad-based momentum across products and regions. Activity was driven by Fixed Income, Currencies, and Commodities (FICC) and Equity products, mainly in the US and, to a lesser extent, in Latin America and Europe.
Results
Underlying attributable profit in Q1 2026 rose 15% year-on-year to EUR 889 million. In constant euros, it grew 16%, as follows:
•Total income rose 15%, supported by strong net interest income (+37%), with increased secured financing activity in GM, and the solid gains on financial transactions (+10%), with a positive impact from asset rotation initiatives. Net fee income declined year-on-year despite solid activity levels, following a record Q1 2025 in GM.
By business, year-on-year growth was particularly significant in GM (+20% year-on-year), with good performances in FICC and Equity products. Total income in GB increased 9%, supported by notable growth, mainly in the US, while GTB increased 5% year-on-year, driven by Export Finance.
By country, of note were double-digit increases in the US, Chile, Argentina, Portugal and our branches in Asia.

CIB. Total income by business. Q1 2026
EUR million and % change in constant euros

Note: total income includes revenue from other activities which are less material (-EUR 12 million in Q1'25 and EUR 37 million in Q1'26).
•Total costs increased 6% due to the investments made in new products and capabilities to drive growth. The efficiency ratio was 39.6%, one of the best in the sector.
•Net loan-loss provisions have a limited impact on CIB's results due to the nature of the business and the high quality of the portfolio. In Q1 2026, net loan-loss provisions increased, partly driven by credit portfolio growth and some specific single names in Europe and Brazil.
As a result, this good business performance delivered a 20.9% RoTE compared to 20.3% in Q1 2025, reflecting our focus on active capital management, efficiency and profitability.
Compared to Q4 2025, underlying attributable profit increased 40% in constant euros, driven by 19% revenue growth, boosted by the good start to the year in GM, with costs down 2%, benefitting from some seasonal effects in Q4 2025.

CIB. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	2,384	+20	+19	+13	+15
Total costs	-945	-1	-2	+2	+6
Net operating income	1,439	+39	+38	+22	+23
LLPs	-206	+70	+71	—	—
PBT	1,228	+37	+35	+5	+6
Underlying attrib. profit	889	+41	+40	+15	+16
Detailed financial information in Appendix.

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Wealth	Underlying attributable profit	EUR 493 mn

→ We continue building the best wealth and insurance manager in Europe and the Americas, supported by our leading global private banking platform and our fund and insurance factories that leverage our scale and global capabilities to offer the best value proposition to our customers.
→ Total assets under management of EUR 545 billion, +10% year-on-year in constant euros, on the back of excellent commercial dynamics. In the insurance business, gross written premiums reached EUR 2.8 billion.
→ Underlying attributable profit amounted to EUR 493 million, 9% higher year-on-year (+11% in constant euros), with revenue increasing across all business lines.

Strategy
We aim to continue developing our Wealth Management & Insurance service model and value proposition through a common global platform that leverages the Group's scale and capabilities.
From 2026, our business lines are organized into two verticals: Private Banking and Insurance & Asset Management Solutions (Ins. & AM Solutions). This new structure enables us to capture value-chain synergies and strengthen collaboration across businesses.
In Q1 2026, we remained focused on the following strategic initiatives:
•In Private Banking (PB), we continued to strengthen our global positioning, in line with our focus on improving client experience, enhancing our value proposition through greater specialization, increasing connectivity across regions and a greater focus on higher value-added services.
During Q1 2026, we advanced in our innovation agenda, developing platforms to transform our operating model. This includes the launch of our first AI use cases in Miami, Switzerland and Spain, enhancing client experience and strengthening advisory capabilities and operational efficiency.
We are also focused on enhancing operational leverage by globalizing products and service factories. Examples include our global model for specialized coverage of the Ultra-High-Net-Worth (UHNW) segment and the rollout of our global offering for family offices, which strengthens our position in this key segment.
In Q1 2026, Euromoney named us The World’s Best for High Net Worth, Best International Private Bank in Latin America and key markets such as Brazil and Mexico, and Best Private Bank for Ultra High Net Worth clients in Spain, among other recognitions.

Private Banking clients
Thousands
Note: March 2025 figures have been adjusted for better comparability due to a minor change in perimeter. Without this adjustment, PB’s customers was relatively stable.
•Insurance & Asset Management Solutions is now an established value proposition that brings together liquid, illiquid and insurance products into a unified model, as a result of the integration of the Group’s capabilities in Santander Asset Management and our insurance businesses.
•In liquid products, we continue to strengthen our global investment platform and streamline our operating model and centralize key capabilities. This is supported by our global platforms, strong distribution capabilities and investments in technology and in customer-oriented solutions. The integration of the Portugal branch was a key milestone in the quarter, simplifying structure and enhancing scalability.
In parallel, we accelerated the deployment of digital and data capabilities, including the rollout of automation initiatives and proprietary tools, such as SAMi, an AI assistant which supports commercial activity, and SAM Conecta, a platform that centralizes commercial and product information, improving efficiency, distribution and client engagement.
•In illiquid products, the alternatives business is scaling up. We continued to reinforce distribution and investment capabilities, while broadening our product offering. As a result, we are attracting strong interest from institutional investors, family offices and private investors.
In terms of funding, during Q1 2026 we: i) raised EUR 500 million in agribusiness projects; ii) raised EUR 200 million for Tresmares European Mid-Market Managers, a private equity-focused fund of funds; iii) launched fundraising for the Real Estate Retail Opportunities fund; and iv) completed the first steps of fundraising for Alternative Leasing Strategy Fund II.
•In insurance, we are building an integrated insurance platform that combines Life & Pensions and Property & Casualty (Protection) under a single execution model:
–In Life & Pensions, we continue working to become the one-stop shop to cover the needs of our customers, mainly retirees and those who would benefit from a long-term savings strategy.
In Q1 2026, we acquired 100% of Principal Vida, subject to the required regulatory approvals, the annuities business of Principal Financial Group in Chile, one of the leading annuities providers in the country.
–In Protection, we keep consolidating our value offering, such as Health in Spain and Portugal, which we are complementing with innovative and modular wellbeing-oriented products. We also continue to expand our risk coverage for SMEs in Brazil, Chile and Argentina in collaboration with Getnet, embedding our value offering for businesses in the Point of Sale (PoS) journey.
In addition, we continue to leverage data and AI to deliver more personalized product offerings. This includes innovative solutions such as the integration of insurance products with a single click across the Group’s main channels, and the Pitch Maker tool in Brazil, designed to provide better advice on insurance products.

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Business performance
Solid commercial activity enabled us to reach total assets under management (AuMs) of EUR 545 billion, 10% higher year-on-year in constant euros. By business and in constant euros, volumes performed as follows:
•In PB, commercial activity improved with a growing contribution from structured products, as a result of successful commercial initiatives and significant progress in fee-based advisory.
Customer assets and liabilities reached EUR 356 billion (+11% year-on-year), with all products growing, including value-added solutions, such as alternatives and discretionary portfolio management that we are promoting. Net new money totalled EUR 3.5 billion. Our Private Banking customer base stood at nearly 283,000.
•In Insurance & Asset Management solutions, total AuMs reached EUR 277 billion, +8% year-on-year:
–Liquid products: total AuMs reached EUR 275 billion, +8% year-on-year, on the back of solid commercial activity, confirming strong client engagement and an attractive product offering. Net sales totalled EUR 3.8 billion in the quarter.
–Illiquid products: total AuMs reached EUR 2.4 billion, reflecting a scale-up across countries.
–Insurance: gross written premiums reached EUR 2.8 billion in Q1 2026, +7% year-on-year, with a strong increase in the protection business.

Wealth. Business performance. March 2026
EUR billion and % change in constant euros

Total AuMs
Funds and investment
Custody
Customer deposits
Customer loans
GWPs

/ Dec-25	/ Mar-25
-1%	+10%
+1%	+9%
-5%	+15%
-4%	0%
-5%	+5%
+14%	+7%
Note: total products marketed, advised, under custody and/or managed.
Results
Underlying attributable profit in Q1 2026 amounted to EUR 493 million, 9% higher year-on-year. In constant euros, it grew 11%, with the following performance by line:
•Total income increased 5% year-on-year as a result of our focus on value-added solutions to expand our fee businesses and improve revenue recurrency and predictability.
Net interest income decreased 7%, still affected by some deposit cost inelasticity to interest rate declines and by the lower yields on assets, in a lower interest rate environment in most of our markets, despite higher volumes in Private Banking.

Net fee income rose 16% year-on-year, with strong performances across our business lines, particularly in Private Banking, driven by solid commercial activity and our focus on promoting fee-generating activities and products.
Other income increased year-on-year, boosted by the good performance in insurance.
•Total costs increased 4% year-on-year, rising just 1% in real terms, despite our investments to strengthen our teams and to develop new capabilities to address increasing commercial activity.
Including the fees distributed and recorded in other segments, total income reached EUR 1,640 million, up 6%, on the back of higher customer activity in PB, and higher volumes in Insurance & Asset Management Solutions.

Wealth. Total income. Q1 2026
EUR million and YoY % change in constant euros

PB
Ins&AM Solutions

Total income	Total income + distr. fees
+7%	+7%
+10%	+8%

Total income	Distributed fees
Note: Additionally, Wealth's total income included EUR 36 million in Q1'25 and EUR 13 million in Q1'26 corresponding to Other Investments. Information excludes overlaps between Wealth businesses and insurance fees recorded in Openbank.
When considering these ceded fees along with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 919 million, up 9% year-on-year in constant euros.
As a result, our RoTE in Q1 2026 was 51.4%.
Compared to Q4 2025, underlying attributable profit was mainly affected by revenue normalization following an exceptionally strong Q4 2025, partially offset by higher net fee income in PB and a good total costs performance.

Wealth. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	1,000	-13	-13	+3	+5
Total costs	-366	-4	-4	+1	+4
Net operating income	634	-17	-17	+5	+6
LLPs	-8	-22	-23	+21	+20
PBT	624	-17	-17	+4	+6
Underlying attrib. profit	493	-19	-19	+9	+11
Detailed financial information in Appendix.

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Payments	Underlying attributable profit	EUR 20 mn

→ Santander holds a unique position in the payments industry, driven by its payments platform business, offering best-in-class products across the entire value chain: issuing, acquiring, account-to-account (A2A) payments and international payments.
→ Activity increased across all business lines, underpinned by the development of our global platforms, which enabled us to continue to gain scale. Total Payments Volume (TPV) in Getnet rose 11% year-on-year in constant euros, the number of transactions processed in Getnet Platforms were ten times higher and Ebury's customer base rose 32% year-on-year.
→ Underlying attributable profit was EUR 20 million, four times higher than in Q1 2025 in constant euros, driven by strong revenue growth. EBITDA margin improved 4.8 pp in the year to 33.4%.

Strategy
Payment Solutions (Payments) is positioned as the Group's payments platform business and is structured around three business lines: Getnet, Getnet Platforms, consisting of A2A and card payment (Plard) processing platforms, and Ebury.
We started 2026 executing our priorities in line with expectations, strengthening our strategic positioning:
•In Getnet, our acquiring business, we continued to further strengthen our presence in Latin America, officially launching operations in Colombia. We are reducing complexity through our regional API, which provides a single connection point across all markets. This expansion enables companies to scale their business internationally more easily.
Getnet continues to innovate through initiatives such as the rollout of its agentic commerce strategy, which aims to use AI to enable secure, intelligent and scalable agent-driven commerce.
Additionally, we continued to strengthen our product capabilities across all markets. For example, Getnet x Travel, a specialized solution for companies in the tourism sector that simplifies complex global payments, the modernization of our user experience in Spain, with the deployment of around 200,000 Android terminals and Dynamic Currency Conversion (DCC) for Tap on Phone, enabling payments in local currency.
•Getnet Platforms consists of our technology platform for A2A payment processing, foreign exchange, fraud detection and other value-added services, as well as our card processing platform.
These platforms strengthen our offering by enabling multiple payment methods, driving greater differentiation in the open market and improving the efficiency of our operational processes and infrastructure. In the quarter, both platforms continued to advance with their geographic and product expansion plans. Our card payment processing platform now manages close to 24 million cards and processes more than 466 million transactions per month across Brazil, Mexico, Chile, Spain and the UK.
•In Ebury, our global platform offering cross-border payments and FX solutions for mid-sized companies and SMEs, we continued to: i) grow our customer base, with an enhanced online offering, including a new customer app; ii) expand geographically, focusing on emerging markets; and iii) develop tailored products to capture business in new verticals such as mass payments.
Business performance
In Q1 2026, our activity increased year-on-year, with widespread growth across our businesses.
•Getnet’s total payment volume (TPV) reached EUR 62 million, representing an 11% year-on-year increase in constant euros, mainly driven by higher commercial activity in Mexico, Brazil and Europe.
•In Getnet Platforms, the number of processed transactions were ten times higher compared to the same period last year, mainly driven by Brazil.
•At Ebury, the number of active customers grew by 32% year-on-year, surpassing 27,000.
Loans and deposits are not material in Payments, as they represent only 0.1% and 0.2% of the total Group, respectively.
Results
Underlying attributable profit was EUR 20 million in Q1 2026, compared with a profit of EUR 4 million in Q1 2025. In constant euros, it was four times higher, with the following performance across lines:
•Total income grew 20%, boosted by double-digit growth in NII and net fee income, especially driven by the good performance in Getnet.
•Total costs rose 8%, reflecting the investments in the development of global platforms.
•Net loan-loss provisions increased due to Getnet Brazil, though they are not material given the nature of the business.
Overall, the EBITDA margin reached 33.4% (+4.8 pp year-on-year).
Compared to Q4 2025, underlying attributable profit was affected by the usual seasonality in revenue, mainly in South America, and higher provisions in Getnet Brazil.

Payments. Underlying income statement
EUR million and % change
		/	Q4'25	/	Q1'25
	Q1'26%		excl. FX	%	excl. FX

Total income	383	+1	-1	+21	+20
Total costs	-321	+9	+8	+8	+8
Net operating income	63	-27	-30	+214	+201
LLPs	-14	+156	+152	+131	+130
PBT	49	-36	-39	+284	+261
Underlying attrib. profit	20	-68	-69	+340	+288
Detailed financial information in Appendix.

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Corporate Centre	Underlying attributable profit	-EUR 141 mn

→ The Corporate Centre continued to support the Group, defining, developing and coordinating the Group's strategy, as well as aiding the operating units, adding value.
→ It carries out the corporate oversight and control function, coordinates interactions with the Group's supervisors and regulators and also carries out functions related to financial and capital management.
→ Underlying attributable loss in Q1 2026 of EUR 141 million, a lower loss year-on-year (-64%), driven by positive results related to certain stakes, cost improvement, lower LLPs following the provisions recorded in Q1 2025 related to our plan to reduce the NPL ratio and a lower tax burden.

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be one of the most efficient banks.
•Collaborating in the definition and execution of the global strategy, corporate development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses, aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies to improve process efficiency and customer service quality.
It also coordinates relationships with European regulators and supervisors and carries out functions related to financial management and capital, as follows:
•Financial Management functions:
•Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. At the end the quarter, the liquidity buffer was EUR 317 billion (provisional data).
This is done ensuring the diversification of funding sources (issuances and others), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
•We also actively manage interest rate risk to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
•Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ next 12 months results in euros. The net investments in equity currently hedged totalled EUR 16,058 million (mainly in the UK,
Mexico and Chile) with different FX instruments (spots and forwards).
•Management of total capital and reserves: capital analysis, adequacy and management of the Group including coordination with subsidiaries, monitoring profitability to maximize shareholder returns, setting solvency targets and capital contributions, monitoring the capital ratio in both regulatory and economic terms, and efficient capital allocation to the units.
Results
In Q1 2026, the underlying attributable loss was EUR 141 million, a 64% lower loss than the recorded result in the same period of 2025 (-EUR 394 million). By line:
•Net interest income declined EUR 27 million as lower interest rates impacted the balance sheet which has positive sensitivity to rate rises.
•Losses on financial transactions worsened by EUR 100 million, due to a higher impact from foreign currency hedges.
•Additionally, 'other operating income' increased due to the valuation of certain stakes recorded in the Corporate Centre.
•Total costs decreased by 11% compared to Q1 2025, driven by lower legal charges.
•Net loan-loss provisions improved significantly, as in Q1 2025 provisions were recorded related to our plan to accelerate NPL ratio reductions, which improved the Group's credit quality.
•The 'other results and provisions' line item's net loss increased due to higher restructuring charges.
•Additionally, there was lower tax burden year-on-year.

Corporate Centre. Underlying income statement
EUR million and % change
	Q1'26	Q4'25	% chg.	Q1'25	% chg.

Total income	-171	-66	+161	-217	-21
Net operating income	-274	-197	+39	-332	-18
PBT	-296	-21	—	-431	-31
Underlying attrib. profit	-141	-26	+435	-394	-64
Detailed financial information in Appendix.

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Sustainability
STRATEGY

1	Support our customers in meeting their goals in their transition to a low-carbon economy, while also managing climate-related risks and impacts.

2	Encourage employee growth, fostering an inclusive culture and promoting skill development, while providing fair working conditions.

3	Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.

4	Be a trusted partner to our customers, with products and services adapted to their needs, while applying responsible practices, supporting their financial inclusion and protecting their information.

5	Act responsibly through a strong culture, governance and conduct.

Key highlights
In Q1 2026, we advanced in the following initiatives:
→ In CIB, we financed international projects, including:
–We allocated EUR 7.1 billion to green financing or mobilization during the quarter, achieving EUR 181.1 billion to date towards our target of EUR 220 billion in green financing or mobilization by 2030.1
–We financed EUR 130 million in renewable energy through agreements such as Zelestra.
–We continued to play a leading role in sustainable capital markets, actively participating in Europe and Latin America in green and sustainable bond issuances, including the EUR 4.75 billion sustainable bond issued by Mexico and Chile’s sustainable bond linked to biodiversity targets.
–We acted as Global Coordinator for a EUR 1.5 billion World Bank, International Bank for Reconstruction and Development (IBRD)-guaranteed loan to support SME financing, employment and earthquake recovery in Turkey.
→ In Retail, as part of our work with multilateral institutions that support sustainability and the energy transition, we have structured, together with the International Finance Corporation (IFC), a USD 140 million A/B loan for PCR in Argentina, aimed at building a 185 MW wind farm. In the quarter, 800,000 new people benefitted from our financial inclusion initiatives, including access and financing solutions.
→ In Openbank Europe, we financed nearly 92,400 electric vehicles, a 66% increase of compared with the same period in 2025.
→ In Wealth, our Socially Responsible Investments reached 24% of total assets under management, including SAM funds, third-party funds, portfolios and directly held assets under advisory in Private Banking.
→ In Payments, Getnet strengthened its digital capabilities by incorporating digital receipt functionality, moving towards a more efficient, paperless payment experience. In addition, we are driving digitalization in Spain in sectors that have lower levels.
Santander México launched its first Social Bond, targeting SME financing in vulnerable regions, featuring a senior unsecured structure, AAA ratings from two agencies and an issuance size of up to MXN 1.8 billion.
We allocated EUR 11 million in the quarter to promote education, employability and entrepreneurship, and helped 1.9 million people and organizations. In total, since 2023 we have allocated EUR 322.1 million, moving towards the EUR 400 million target set for 2023-2026.
1.Note: targets were set in 2019 and 2021, before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy. For further information, see the 'Alternative performance measures' section in the appendix to this report.

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Corporate governance

▶	The 2026 AGM was held, once again, fully virtually

▶	Highest quorum in 30 years

2026 ordinary general shareholders’ meeting.

2026 ordinary general shareholders’ meeting
Banco Santander held its 2026 ordinary general shareholders’ meeting on 27 March 2026 exclusively by remote means. The meeting was broadcast live from the corporate headquarters in Boadilla del Monte.
This meeting format promotes shareholder participation and ensures equal treatment, is enabled by robust and secure technology, is consistent with Santander’s digitalization and sustainability strategy and is in line with the growing market trend.
480,570 shareholders, owning 71.724% of the share capital, attended the general meeting on their own behalf or by proxy. This was the highest quorum in the last 30 years.
The proposed resolutions submitted by the board passed with an average of 98.5% votes in favour. 99.5% of voting shareholders approved the Bank’s management for the 2025 financial year.
Detailed information on the resolutions that passed at the general meeting can be found published on our corporate website (www.santander.com).
Changes to the board of directors
At the above mentioned 2026 ordinary general meeting, the shareholders approved the appointment of Deborah Vieitas as an independent director, to fill the vacancy left by Homaira Akbari following the conclusion of the meeting. Her appointment is subject to the relevant regulatory approval.
Changes to board committees
Following the conclusion of the ordinary general meeting, Homaira Akbari also ceased to be a member of the audit committee, the responsible banking, sustainability and culture committee, and the innovation and technology committee. On 28 March 2026, Germán de la Fuente joined the responsible banking, sustainability and culture committee. Deborah Vieitas will join the audit committee upon taking up her position as director.
The current composition of the board committees is available on our corporate website (www.santander.com).
Changes to the international advisory board
Sebastian Gunningham has joined the international advisory board. Mr Gunningham has extensive international experience in the technology and financial sectors. He spent a significant part of his career at Amazon, where he held senior leadership roles, and previously served at technology companies such as Oracle, Apple and Peace Software. He has also held board positions in PagoNxt and Openbank. He is currently CEO of the international remittances and payments company Remitly.

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Appendix

➢ Financial Information
➢ Alternative Performance Measures
➢ Interim condensed consolidated financial statements
➢ Glossary
➢ Important information

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•Group information
Financial information

Group information
As a result of the Poland disposal and in accordance with IFRS 5 requirements, the business subject to the Poland disposal was classified as 'non-current assets/liabilities held for sale' and the related results have been reported under 'discontinued operations'. Accordingly:
•In the Group’s consolidated balance sheet, the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to balance sheets from 30 June 2025 onwards and does not affect balance sheets for prior periods. In the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations. In Q1 2026, this line 'profit/(loss) after tax from discontinued operations' recorded the capital gain from the closing of the Poland disposal.
•The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025 and the capital gain from the completion of the Poland disposal in Q1 2026 in a single line item, 'non-recurring items'. The impacts recorded in this line item are therefore excluded from the Group's underlying profit, thereby enabling a consistent comparison. Consequently, the global businesses which, under IFRS 8, are reported exclusively on an underlying basis, also exclude these Poland results. Likewise, all underlying ratios, management metrics and business volumes included in this report have been calculated excluding Poland, i.e. using the same perimeter as in underlying income statement.
•In this appendix, results are presented on an underlying basis and the balance sheet figures, ratios and other metrics exclude Poland for all periods in 2025. However, if we were to include Poland, the Group's main management ratios would not be materially affected.
•For further information, see the 'Significant events in the period' and 'Alternative performance measures' sections in this report.
For Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For more information, see the calculation method detailed in the ‘Alternative performance measures’ section in this appendix.

Underlying net fee income. Consolidated
EUR million
	Q1'26	Q4'25	Change (%)	Q1'25	Change (%)
Fees from services	1,823	1,848	(1.4)	1,729	5.4
Wealth management and marketing of customer funds	1,117	1,181	(5.4)	1,073	4.1
Securities and custody	417	437	(4.6)	377	10.6
Net fee income	3,357	3,466	(3.1)	3,179	5.6

Underlying total costs. Consolidated
EUR million
	Q1'26	Q4'25	Change (%)	Q1'25	Change (%)
Staff costs	3,379	3,593	(6.0)	3,403	(0.7)
Other general administrative expenses	1,923	1,995	(3.6)	2,025	(5.0)
Information technology	627	561	11.8	603	4.0
Communications	88	100	(12.0)	87	1.1
Advertising	121	135	(10.4)	130	(6.9)
Buildings and premises	162	188	(13.8)	168	(3.6)
Printed and office material	17	43	(60.5)	18	(5.6)
Taxes (other than tax on profits)	140	136	2.9	166	(15.7)
Other expenses	768	832	(7.7)	853	(10.0)
Administrative expenses	5,302	5,588	(5.1)	5,428	(2.3)
Depreciation and amortization	828	756	9.5	822	0.7
Operating expenses	6,130	6,344	(3.4)	6,250	(1.9)
Other operating costs	354	443	(20.1)	410	(13.7)
Total costs	6,484	6,787	(4.5)	6,660	(2.6)

50	January - March 2026

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•Group information

Employees and branches. Consolidated
	Employees				Branches
	Mar-26	Mar-25	Change		Mar-26	Mar-25	Change
Retail & Commercial Banking	123,903	134,978	-11,075	Spain	1,607	1,792	(185)
Openbank	30,330	31,547	-1,217	UK	349	444	(95)
Corporate & Investment Banking	13,619	12,789	830	Portugal	297	373	(76)
Wealth Management & Insurance	7,322	7,413	-91	Openbank Europe	294	324	(30)
Payment Solutions	8,203	7,983	220	US	377	404	(27)
Corporate Centre	1,866	1,793	73	Mexico	1,266	1,342	(76)
Total Group	185,243	196,503	(11,260)	Brazil	1,551	2,055	(504)
				Chile	228	238	(10)
				Argentina	380	409	(29)
				Rest of the Group	240	242	(2)
				Total Group	6,589	7,623	(1,034)

Underlying net loan-loss provisions. Consolidated
EUR million
	Q1'26	Q4'25	Change (%)	Q1'25	Change (%)
Non-performing loans	3,648	3,709	(1.6)	3,452	5.7
Recovery of written-off assets	(423)	(489)	(13.5)	(369)	14.6
Net loan-loss provisions	3,225	3,220	0.2	3,083	4.6

Loans and advances to customers. Consolidated
EUR million
			Change
	Mar-26	Mar-25	Absolute	%	Dec-25
Commercial bills	50,287	51,164	(877)	(1.7)	51,110
Secured loans	540,129	536,420	3,709	0.7	530,749
Other term loans	310,208	286,811	23,397	8.2	295,998
Finance leases	38,778	37,668	1,110	2.9	38,540
Receivable on demand	11,166	11,627	(461)	(4.0)	10,313
Credit cards receivable	26,073	24,804	1,269	5.1	26,179
Impaired assets	33,512	32,039	1,473	4.6	31,577
Gross loans and advances to customers (excl. reverse repos)	1,010,153	980,533	29,620	3.0	984,466
Reverse repos	82,872	67,409	15,463	22.9	73,980
Gross loans and advances to customers	1,093,025	1,047,942	45,083	4.3	1,058,446
Loan-loss allowances	22,216	21,278	938	4.4	21,158
Loans and advances to customers	1,070,809	1,026,664	44,145	4.3	1,037,288

January - March 2026	51

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•Group information

Total funds. Consolidated
EUR million
			Change
	Mar-26	Mar-25	Absolute	%	Dec-25
Demand deposits	639,003	636,447	2,556	0.4	646,125
Time deposits	311,045	286,896	24,149	8.4	298,284
Mutual funds	267,439	236,649	30,790	13.0	255,389
Customer funds	1,217,487	1,159,992	57,495	5.0	1,199,798
Pension funds	15,692	15,368	324	2.1	16,112
Managed portfolios	52,427	45,345	7,082	15.6	50,459
Repos	109,213	105,347	3,866	3.7	96,791
Total funds	1,394,819	1,326,052	68,767	5.2	1,363,160

Eligible capital (phased-in)[1]. Consolidated
EUR million
			Change
	Mar-26	Mar-25	Absolute	%	Dec-25
Capital stock and reserves	138,316	133,128	5,188	3.9	128,798
Attributable profit	5,455	3,402	2,052	60.3	14,101
Dividends	(890)	(851)	(39)	4.6	(3,525)
Other retained earnings	(36,986)	(38,062)	1,076	(2.8)	(40,445)
Minority interests	7,206	8,746	(1,540)	(17.6)	9,037
Goodwill and intangible assets	(13,920)	(15,680)	1,760	(11.2)	(15,037)
Other deductions	(12,903)	(8,520)	(4,382)	51.4	(8,190)
CET1	86,279	82,163	4,116	5.0	84,739
Preferred shares and other eligible tier 1	9,469	10,006	(537)	(5.4)	9,645
Tier 1	95,748	92,169	3,579	3.9	94,385
Generic funds and eligible tier 2 instruments	17,812	17,919	(107)	(0.6)	17,460
Eligible capital	113,560	110,088	3,471	3.2	111,845
Risk-weighted assets	600,511	639,124	(38,613)	(6.0)	629,430

CET1 capital ratio	14.4	12.9	1.5		13.5
Tier 1 capital ratio	15.9	14.4	1.5		15.0
Total capital ratio	18.9	17.2	1.7		17.8
Note: includes Poland.
1. Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

52	January - March 2026

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•Information by segment

Segment information
Primary segments

Retail & Commercial Banking					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	6,789	0.9	(0.7)	1.2	1.5
Net fee income	1,632	(0.8)	(2.4)	6.7	6.5
Gains (losses) on financial transactions [1]	178	(6.8)	(9.0)	(1.5)	(2.8)
Other operating income	(315)	5.1	4.1	15.3	15.3
Total income	8,284	0.2	(1.4)	1.7	1.9
Total costs	(3,354)	(5.6)	(7.1)	(5.1)	(4.6)
Net operating income	4,930	4.5	2.9	6.9	6.9
Net loan-loss provisions	(1,944)	9.9	7.8	5.8	5.4
Other gains (losses) and provisions	(102)	125.3	117.3	(4.6)	(2.5)
Profit before tax	2,884	(0.6)	(1.9)	8.2	8.3
Tax on profit	(794)	7.4	6.4	5.5	5.3
Profit from continuing operations	2,091	(3.4)	(4.7)	9.2	9.5
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	2,091	(3.4)	(4.7)	9.2	9.5
Non-controlling interests	(82)	(3.0)	(6.6)	8.8	10.5
Underlying attributable profit to the parent	2,009	(3.4)	(4.6)	9.2	9.5

Balance sheet and activity metrics
Gross loans and advances to customers ²	603,300	2.0	1.1	0.9	2.3
Customer funds	742,398	2.1	1.2	5.8	6.7
Customer deposits ³	624,099	1.2	0.4	3.8	4.9
Mutual funds	118,298	7.2	5.5	17.9	16.8
Risk-weighted assets	281,023	(3.1)		(6.3)

Ratios (%), employees and customers
RoTE	16.7	(1.4)		0.4
Efficiency ratio	40.5	(2.5)		(2.9)
NPL ratio	3.18	0.09		(0.01)
NPL coverage ratio	67	1		4
Number of employees	123,903	(1.9)		(8.2)
Number of total customers (thousands)	148,791	1.1		4.3
Number of active customers (thousands)	76,565	0.3		2.3

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2026	53

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•Information by segment

Retail Spain			Q
EUR million
		/ Q4'25	/ Q1'25
Underlying income statement	Q1'26%		%
Net interest income	1,477	1.1	(0.5)
Net fee income	344	14.8	6.8
Total income	1,908	9.2	4.8
Total costs	(609)	(6.7)	(7.2)
Net operating income	1,299	18.7	11.6
Net loan-loss provisions	(117)	(51.9)	(60.7)
Profit before tax	1,161	41.1	41.4

Balance sheet and activity metrics
Gross loans and advances to customers [1]	158,162	1.1	0.6
Customer funds	282,630	0.4	7.1
Customer deposits [2]	230,564	(0.1)	5.7
Mutual funds	52,066	2.8	13.8

1. Excluding reverse repos.
2. Excluding repos.

Retail UK					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,208	(0.1)	(0.8)	(3.7)	0.0
Net fee income	81	(16.9)	(17.0)	18.4	23.0
Total income	1,183	(3.1)	(3.8)	(2.2)	1.6
Total costs	(653)	(8.4)	(9.1)	(12.8)	(9.4)
Net operating income	530	4.5	3.8	15.2	19.6
Net loan-loss provisions	(76)	30.1	30.0	44.0	49.6
Profit before tax	416	(8.7)	(9.2)	20.0	24.7

Balance sheet and activity metrics
Gross loans and advances to customers [1]	229,775	2.1	2.1	(0.5)	3.7
Customer funds	220,923	2.5	2.5	2.6	7.0
Customer deposits [2]	213,035	1.7	1.7	1.7	6.1
Mutual funds	7,888	30.5	30.4	33.5	39.1

1. Excluding reverse repos.
2. Excluding repos.

54	January - March 2026

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•Information by segment

Retail Mexico					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,007	(0.8)	(4.3)	4.5	0.0
Net fee income	256	(5.4)	(9.0)	20.7	15.4
Total income	1,253	(6.4)	(9.9)	10.1	5.2
Total costs	(499)	(13.8)	(17.0)	0.0	(4.4)
Net operating income	754	(0.7)	(4.4)	17.9	12.7
Net loan-loss provisions	(338)	20.3	16.1	19.3	14.1
Profit before tax	407	(15.1)	(18.4)	14.0	9.0

Balance sheet and activity metrics
Gross loans and advances to customers [1]	38,777	4.0	2.3	10.5	3.8
Customer funds	55,914	3.0	1.3	15.0	8.1
Customer deposits [2]	40,015	3.0	1.3	13.9	7.0
Mutual funds	15,899	3.1	1.5	18.0	10.9

1. Excluding reverse repos.
2. Excluding repos.

Retail Brazil					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,828	1.2	(0.9)	0.5	0.5
Net fee income	532	(7.0)	(9.0)	(3.9)	(3.9)
Total income	2,314	(0.1)	(2.2)	(1.5)	(1.6)
Total costs	(1,005)	(2.6)	(4.7)	0.9	0.9
Net operating income	1,309	2.0	(0.1)	(3.3)	(3.4)
Net loan-loss provisions	(956)	5.1	2.9	(2.6)	(2.6)
Profit before tax	349	(5.6)	(7.6)	(6.3)	(6.4)

Balance sheet and activity metrics
Gross loans and advances to customers [1]	68,779	4.9	(2.4)	4.1	1.0
Customer funds	88,053	9.0	1.5	14.2	10.8
Customer deposits [2]	61,415	5.4	(1.8)	10.5	7.2
Mutual funds	26,639	18.4	10.2	23.9	20.2

1. Excluding reverse repos.
2. Excluding repos.

January - March 2026	55

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•Information by segment

Openbank					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	2,795	0.9	0.7	1.4	6.1
Net fee income	372	(11.0)	(11.5)	9.7	12.5
Gains (losses) on financial transactions [1]	(2)	—	—	(57.5)	(51.2)
Other operating income	95	(26.6)	(27.2)	(34.3)	(30.7)
Total income	3,260	(2.6)	(2.9)	0.8	5.3
Total costs	(1,394)	(5.3)	(5.4)	(2.2)	2.1
Net operating income	1,865	(0.6)	(1.0)	3.1	7.8
Net loan-loss provisions	(1,055)	(19.7)	(19.7)	(5.7)	(1.1)
Other gains (losses) and provisions	(271)	9.0	10.2	—	—
Profit before tax	539	71.6	65.9	(20.0)	(17.0)
Tax on profit	(166)	376.8	352.1	43.2	41.4
Profit from continuing operations	373	33.5	29.4	(33.2)	(29.9)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	373	33.5	29.4	(33.2)	(29.9)
Non-controlling interests	(83)	(16.3)	(16.5)	24.8	25.0
Underlying attributable profit to the parent	290	60.8	53.5	(41.0)	(37.7)

Balance sheet and activity metrics
Gross loans and advances to customers ²	215,801	1.8	0.6	1.0	2.6
Customer funds	142,918	2.8	1.8	1.1	3.6
Customer deposits ³	134,008	3.2	2.1	0.7	3.1
Mutual funds	8,910	(2.0)	(2.8)	8.1	11.1
Risk-weighted assets	158,344	1.7		(0.1)

Ratios (%), employees and customers
RoTE	5.1	2.1		(4.5)
Efficiency ratio	42.8	(1.2)		(1.3)
NPL ratio	5.51	0.20		0.42
NPL coverage ratio	71	0		(4)
Number of employees	30,330	(1.4)		(3.9)
Number of total customers (thousands)	27,177	1.8		5.7

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

56	January - March 2026

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•Information by segment

Openbank Europe					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,204	(0.7)	(1.1)	8.3	8.3
Net fee income	190	(18.6)	(18.6)	1.4	1.6
Total income	1,488	(6.7)	(7.0)	6.1	6.2
Total costs	(707)	(3.0)	(3.4)	(0.3)	(0.1)
Net operating income	781	(9.7)	(10.0)	12.7	12.7
Net loan-loss provisions	(342)	(21.5)	(21.8)	2.0	2.1
Profit before tax	183	(1.1)	(3.2)	(48.6)	(48.6)

Balance sheet and activity metrics
Gross loans and advances to customers [1]	142,976	0.4	(0.1)	2.5	2.8
Customer funds	86,765	(0.9)	(1.3)	(2.2)	(2.2)
Customer deposits [2]	81,525	(1.0)	(1.5)	(3.0)	(3.0)
Mutual funds	5,240	0.8	0.8	12.4	12.4
1. Excluding reverse repos.
2. Excluding repos.

Openbank US					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,093	(0.6)	(0.2)	(10.5)	(0.5)
Net fee income	83	6.9	7.2	(1.4)	9.7
Total income	1,199	(0.8)	(0.4)	(11.9)	(2.1)
Total costs	(519)	(8.0)	(7.4)	(11.7)	(1.8)
Net operating income	680	5.6	5.7	(12.1)	(2.3)
Net loan-loss provisions	(443)	(27.3)	(26.5)	(15.5)	(6.0)
Profit before tax	230	656.9	541.1	(2.3)	8.6

Balance sheet and activity metrics
Gross loans and advances to customers [1]	49,074	3.5	1.5	(9.3)	(3.3)
Customer funds	54,820	8.9	6.8	5.0	12.0
Customer deposits [2]	51,150	10.1	8.0	5.2	12.2
Mutual funds	3,670	(5.6)	(7.4)	2.5	9.3

1. Excluding reverse repos.
2. Excluding repos.

January - March 2026	57

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•Information by segment

Corporate & Investment Banking					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,212	16.5	15.6	35.1	37.0
Net fee income	629	(9.6)	(10.0)	(6.3)	(3.7)
Gains (losses) on financial transactions [1]	546	168.9	162.1	7.7	10.2
Other operating income	(3)	—	—	—	—
Total income	2,384	19.9	18.8	13.2	15.5
Total costs	(945)	(1.1)	(1.6)	2.2	5.5
Net operating income	1,439	39.3	37.6	21.9	23.1
Net loan-loss provisions	(206)	69.7	71.0	—	—
Other gains (losses) and provisions	(4)	(68.1)	(68.2)	—	—
Profit before tax	1,228	36.8	34.8	5.4	6.5
Tax on profit	(301)	26.1	24.1	(14.6)	(13.8)
Profit from continuing operations	927	40.6	38.6	14.1	15.3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	927	40.6	38.6	14.1	15.3
Non-controlling interests	(39)	23.4	19.2	(1.5)	(0.5)
Underlying attributable profit to the parent	889	41.5	39.6	14.9	16.1

Balance sheet and activity metrics
Gross loans and advances to customers ²	157,462	7.8	6.4	16.2	17.9
Customer funds	146,384	(2.2)	(4.1)	(0.5)	(0.2)
Customer deposits ³	133,204	(3.0)	(4.4)	2.7	3.4
Mutual funds	13,180	5.7	(0.1)	(24.0)	(26.0)
Risk-weighted assets	107,932	4.3		5.5

Ratios (%) and employees
RoTE	20.9	4.9		0.6
Efficiency ratio	39.6	(8.4)		(4.3)
NPL ratio	0.85	0.12		0.04
NPL coverage ratio	38	(9)		(1)
Number of employees	13,619	2.7		6.5

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

58	January - March 2026

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•Information by segment

Wealth Management & Insurance					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	315	(7.7)	(8.4)	(9.0)	(6.6)
Net fee income	456	6.2	5.5	13.0	15.5
Gains (losses) on financial transactions [1]	121	(47.4)	(46.1)	47.0	48.9
Other operating income	108	(26.0)	(26.9)	(21.0)	(21.4)
Total income	1,000	(12.8)	(12.9)	3.2	5.2
Total costs	(366)	(3.8)	(4.1)	0.9	3.8
Net operating income	634	(17.3)	(17.3)	4.6	6.0
Net loan-loss provisions	(8)	(21.9)	(22.9)	20.6	19.9
Other gains (losses) and provisions	(1)	—	—	—	—
Profit before tax	624	(17.3)	(17.3)	4.3	5.7
Tax on profit	(119)	(12.5)	(12.0)	(12.1)	(10.8)
Profit from continuing operations	505	(18.4)	(18.5)	9.0	10.4
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	505	(18.4)	(18.5)	9.0	10.4
Non-controlling interests	(12)	(4.8)	(8.0)	(7.1)	(6.0)
Underlying attributable profit to the parent	493	(18.7)	(18.7)	9.5	10.9

Balance sheet and activity metrics
Gross loans and advances to customers ²	25,402	(4.8)	(5.7)	2.8	5.4
Customer funds	182,647	0.6	(0.6)	9.0	9.8
Customer deposits ³	55,597	(4.2)	(4.8)	(2.3)	(0.6)
Mutual funds	127,049	2.9	1.4	14.8	15.0
Risk-weighted assets	18,264	(1.0)		16.6
Assets under management	544,769	0.8	(0.9)	9.7	9.7
Gross written premiums	2,807	15.6	14.1	6.2	6.8

Ratios (%), employees and customers
RoTE	51.4	(17.2)		(9.3)
Efficiency ratio	36.6	3.4		(0.8)
NPL ratio	1.20	0.34		0.22
NPL coverage ratio	57	(14)		(10)
Number of employees	7,322	0.8		(1.2)
Number of Private Banking customers (thousands) [4]	284	(4.5)		(0.4)

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.
4. Affected by a minor perimeter change from 1 January 2026. On a like-for-like basis, variations would be +2% quarter-on-quarter and +7% year-on-year.

January - March 2026	59

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•Information by segment

Payment Solutions					Q
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	46	0.7	(1.4)	19.7	19.4
Net fee income	273	(3.1)	(5.0)	11.7	11.0
Gains (losses) on financial transactions [1]	0	(82.2)	(82.2)	—	—
Other operating income	64	27.0	26.5	56.1	56.0
Total income	383	1.1	(0.7)	21.1	20.4
Total costs	(321)	9.1	8.0	8.1	7.8
Net operating income	63	(26.6)	(29.6)	213.6	201.2
Net loan-loss provisions	(14)	155.5	151.7	130.5	130.5
Other gains (losses) and provisions	0	(100.0)	(100.0)	(100.0)	(100.0)
Profit before tax	49	(36.0)	(38.8)	284.3	261.3
Tax on profit	(26)	173.9	147.7	556.9	519.2
Profit from continuing operations	23	(65.2)	(66.5)	164.1	147.9
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	23	(65.2)	(66.5)	164.1	147.9
Non-controlling interests	(4)	(45.2)	(47.2)	(14.2)	(13.8)
Underlying attributable profit to the parent	20	(67.5)	(68.7)	340.4	287.9

Balance sheet and activity metrics
Gross loans and advances to customers ²	1,172	17.0	11.4	(12.3)	(14.5)
Customer funds	1,779	27.8	27.8	63.2	63.2
Customer deposits ³	1,779	27.8	27.8	63.2	63.2
Mutual funds	—	—	—	—	—
Risk-weighted assets	4,742	7.3		(21.8)

Ratios (%) and employees
EBITDA margin	33.4	(8.6)		4.8
NPL ratio	3.97	(0.35)		2.07
NPL coverage ratio	57	0		(30)
Number of employees	8,203	1.8		2.8

1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

60	January - March 2026

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•Information by segment

Corporate Centre				Q
EUR million
			/ Q4'25	/ Q1'25
Underlying income statement	Q1'26	Q4'25%		%
Net interest income	(138)	(126)	9.4	23.8
Net fee income	(6)	(5)	17.2	(37.4)
Gains (losses) on financial transactions [1]	(191)	52	—	110.5
Other operating income	164	13	—	—
Total income	(171)	(66)	161.2	(21.0)
Total costs	(103)	(132)	(22.2)	(11.1)
Net operating income	(274)	(197)	38.7	(17.6)
Net loan-loss provisions	2	(1)	—	—
Other gains (losses) and provisions	(24)	178	—	—
Profit before tax	(296)	(21)	—	(31.4)
Tax on profit	155	(6)	—	317.7
Profit from continuing operations	(141)	(26)	435.3	(64.3)
Net profit from discontinued operations	—	—	—	—
Consolidated profit	(141)	(26)	435.3	(64.3)
Non-controlling interests	0	0	—	132.1
Underlying attributable profit to the parent	(141)	(26)	435.0	(64.3)

Balance sheet
Loans and advances to customers	6,967	7,465	(6.7)	(1.7)
Cash, central banks and credit institutions	113,576	109,001	4.2	1.8
Debt instruments	12,034	11,075	8.7	7.8
Other financial assets	2,802	1,613	73.7	74.1
Other asset accounts	122,273	179,896	(32.0)	(34.2)
Total assets	257,652	309,050	(16.6)	(18.8)
Customer deposits	1,360	1,387	(1.9)	1.4
Central banks and credit institutions	29,650	29,024	2.2	(8.7)
Marketable debt securities	111,805	112,520	(0.6)	0.2
Other financial liabilities	2,860	772	270.3	—
Other liabilities accounts	5,516	69,659	(92.1)	(91.8)
Total liabilities	151,191	213,363	(29.1)	(28.9)
Total equity	106,462	95,687	11.3	1.7

Memorandum items:
Gross loans and advances to customers [2]	7,013	7,537	(6.9)	(2.4)
Customer funds	1,360	1,387	(1.9)	1.4
Customer deposits [3]	1,360	1,387	(1.9)	1.4
Mutual funds	—	—	—	—

Resources
Number of employees	1,866	1,901	(1.8)	4.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2026	61

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•Information by segment
Secondary segments

Spain
EUR million
		/ Q4'25	/ Q1'25
Underlying income statement	Q1'26%		%
Net interest income	1,860	(1.6)	4.6
Net fee income	764	(5.6)	(0.4)
Gains (losses) on financial transactions [1]	425	571.2	(5.3)
Other operating income	104	(26.9)	(5.8)
Total income	3,153	8.5	1.5
Total costs	(1,080)	(4.6)	(3.0)
Net operating income	2,073	16.9	4.1
Net loan-loss provisions	(261)	(13.4)	(14.0)
Other gains (losses) and provisions	(21)	(27.4)	(52.8)
Profit before tax	1,792	24.1	8.9
Tax on profit	(506)	24.6	1.7
Profit from continuing operations	1,286	23.8	12.1
Net profit from discontinued operations	—	—	—
Consolidated profit	1,286	23.8	12.1
Non-controlling interests	0	—	(80.8)
Underlying attributable profit to the parent	1,286	23.8	12.1

Balance sheet
Loans and advances to customers	276,949	4.5	9.0
Cash, central banks and credit institutions	75,723	(14.8)	(19.4)
Debt instruments	130,959	8.5	24.5
Other financial assets	56,285	8.9	24.0
Other asset accounts	17,524	(9.5)	(19.1)
Total assets	557,441	2.2	7.1
Customer deposits	360,402	1.5	4.8
Central banks and credit institutions	56,631	3.0	24.8
Marketable debt securities	28,445	(5.0)	7.9
Other financial liabilities	70,918	12.2	12.9
Other liabilities accounts	21,966	(1.4)	6.0
Total liabilities	538,363	2.5	7.9
Total equity	19,078	(5.6)	(10.5)

Memorandum items:
Gross loans and advances to customers [2]	244,595	3.0	6.7
Customer funds	428,020	(0.3)	8.1
Customer deposits [3]	317,591	(1.4)	6.2
Mutual funds	110,429	2.8	14.1

Ratios (%), operating means and customers
RoTE	26.0	5.8	4.1
Efficiency ratio	34.2	(4.7)	(1.6)
NPL ratio	1.94	0.00	(0.59)
NPL coverage ratio	53	(2)	0
Number of branches	1,607	(1.4)	(10.3)
Number of total customers (thousands)	15,364	0.0	0.4
Number of active customers (thousands)	9,315	0.8	4.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

62	January - March 2026

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•Information by segment

UK
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,234	(0.9)	(1.7)	(5.0)	(1.2)
Net fee income	93	(16.4)	(16.6)	(16.6)	17.0
Gains (losses) on financial transactions [1]	(26)	61.8	58.1	(36.7)	(34.2)
Other operating income	(80)	16.2	15.7	9.9	14.2
Total income	1,221	(3.9)	(4.7)	(3.6)	0.1
Total costs	(667)	(9.0)	(9.7)	(13.6)	(10.3)
Net operating income	554	2.9	2.1	11.9	16.3
Net loan-loss provisions	(76)	30.1	30.0	44.0	49.6
Other gains (losses) and provisions	(39)	—	—	(36.8)	(34.3)
Profit before tax	440	(9.7)	(10.2)	15.3	19.8
Tax on profit	(121)	(12.7)	(13.0)	24.2	29.0
Profit from continuing operations	319	(8.5)	(9.1)	12.3	16.7
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	319	(8.5)	(9.1)	12.3	16.7
Non-controlling interests	—	—	—	—	—
Underlying attributable profit to the parent	319	(8.5)	(9.1)	12.3	16.7

Balance sheet
Loans and advances to customers	248,165	2.3	2.3	0.0	4.2
Cash, central banks and credit institutions	54,372	(1.7)	(1.8)	2.0	6.4
Debt instruments	10,453	(1.1)	(1.1)	(28.6)	(25.5)
Other financial assets	341	26.5	26.4	34.1	39.8
Other asset accounts	3,530	(12.8)	(12.8)	(9.5)	(5.6)
Total assets	316,861	1.3	1.3	(1.1)	3.1
Customer deposits	224,817	(0.4)	(0.4)	(0.9)	3.3
Central banks and credit institutions	19,637	7.2	7.1	(16.5)	(12.9)
Marketable debt securities	54,843	7.0	7.0	3.9	8.4
Other financial liabilities	3,125	28.0	28.0	(4.3)	(0.3)
Other liabilities accounts	1,871	(17.8)	(17.8)	15.4	20.3
Total liabilities	304,294	1.4	1.4	(1.2)	3.0
Total equity	12,568	(2.3)	(2.3)	2.7	7.0

Memorandum items:
Gross loans and advances to customers [2]	231,475	1.4	1.4	(1.3)	2.9
Customer funds	227,964	0.4	0.3	0.1	4.3
Customer deposits [3]	220,076	0.3	0.3	(0.1)	4.1
Mutual funds	7,888	2.2	2.2	5.3	9.8

Ratios (%), operating means and customers
RoTE	9.7	(1.0)		0.5
Efficiency ratio	54.6	(3.0)		(6.3)
NPL ratio	1.05	(0.04)		(0.20)
NPL coverage ratio	33	1		2
Number of branches	349	(3.9)		(21.4)
Number of total customers (thousands)	22,738	0.1		0.9
Number of active customers (thousands)	13,497	(0.4)		(0.6)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2026	63

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•Information by segment

Portugal
EUR million
		/ Q4'25	/ Q1'25
Underlying income statement	Q1'26%		%
Net interest income	339	1.6	(2.5)
Net fee income	133	3.7	5.5
Gains (losses) on financial transactions [1]	14	33.5	(28.4)
Other operating income	9	(33.9)	(9.6)
Total income	494	1.9	(1.7)
Total costs	(134)	(6.7)	(2.2)
Net operating income	361	5.5	(1.5)
Net loan-loss provisions	(12)	—	—
Other gains (losses) and provisions	(9)	265.3	—
Profit before tax	339	(1.9)	(10.7)
Tax on profit	(89)	(11.8)	(12.3)
Profit from continuing operations	250	2.2	(10.2)
Net profit from discontinued operations	—	—	—
Consolidated profit	250	2.2	(10.2)
Non-controlling interests	0	60.7	(23.3)
Underlying attributable profit to the parent	250	2.2	(10.1)

Balance sheet
Loans and advances to customers	42,108	2.1	8.2
Cash, central banks and credit institutions	3,881	41.4	(8.5)
Debt instruments	16,324	2.0	9.1
Other financial assets	1,289	3.7	18.1
Other asset accounts	922	(15.4)	(5.5)
Total assets	64,524	3.5	7.2
Customer deposits	41,333	1.9	5.9
Central banks and credit institutions	11,304	20.8	28.5
Marketable debt securities	5,576	(4.0)	(3.1)
Other financial liabilities	309	1.8	(10.7)
Other liabilities accounts	3,095	6.2	(6.3)
Total liabilities	61,618	4.5	7.6
Total equity	2,907	(13.8)	(1.1)

Memorandum items:
Gross loans and advances to customers [2]	42,839	2.0	8.1
Customer funds	46,918	1.6	6.5
Customer deposits [3]	41,333	1.9	5.9
Mutual funds	5,586	(0.7)	11.6

Ratios (%), operating means and customers
RoTE	30.6	1.1	0.0
Efficiency ratio	27.0	(2.5)	(0.1)
NPL ratio	1.94	(0.04)	(0.18)
NPL coverage ratio	83	2	2
Number of branches	297	(3.6)	(20.4)
Number of total customers (thousands)	2,966	(0.2)	(0.5)
Number of active customers (thousands)	1,951	0.3	2.0
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

64	January - March 2026

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•Information by segment

Openbank Europe
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,204	(0.7)	(1.1)	8.3	8.3
Net fee income	190	(18.6)	(18.6)	1.4	1.6
Gains (losses) on financial transactions [1]	(10)	—	—	133.1	138.2
Other operating income	105	(26.4)	(26.6)	(2.6)	(1.6)
Total income	1,488	(6.7)	(7.0)	6.1	6.2
Total costs	(707)	(3.0)	(3.4)	(0.3)	(0.1)
Net operating income	781	(9.7)	(10.0)	12.7	12.7
Net loan-loss provisions	(342)	(21.5)	(21.8)	2.0	2.1
Other gains (losses) and provisions	(256)	4.8	6.0	—	—
Profit before tax	183	(1.1)	(3.2)	(48.6)	(48.6)
Tax on profit	(66)	720.0	635.2	(33.9)	(34.0)
Profit from continuing operations	117	(34.1)	(35.2)	(54.4)	(54.4)
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	117	(34.1)	(35.2)	(54.4)	(54.4)
Non-controlling interests	(72)	(19.9)	(19.9)	14.2	14.3
Underlying attributable profit to the parent	45	(48.6)	(50.4)	(76.8)	(76.8)

Balance sheet
Loans and advances to customers	139,700	0.3	(0.2)	2.3	2.7
Cash, central banks and credit institutions	16,177	0.6	0.0	(5.1)	(4.6)
Debt instruments	7,288	(14.4)	(14.5)	(9.2)	(8.9)
Other financial assets	168	32.5	32.6	66.4	66.5
Other asset accounts	12,046	(0.3)	(0.6)	5.7	6.2
Total assets	175,379	(0.4)	(0.9)	1.3	1.7
Customer deposits	81,525	(1.0)	(1.5)	(3.0)	(3.0)
Central banks and credit institutions	27,340	1.9	1.2	(3.9)	(2.3)
Marketable debt securities	44,895	(1.3)	(1.5)	14.7	14.8
Other financial liabilities	2,209	9.7	9.6	0.4	0.6
Other liabilities accounts	6,180	(0.5)	(0.9)	14.6	14.9
Total liabilities	162,149	(0.5)	(0.9)	1.8	2.2
Total equity	13,229	0.0	(0.7)	(4.3)	(4.0)

Memorandum items:
Gross loans and advances to customers [2]	142,976	0.4	(0.1)	2.5	2.8
Customer funds	86,765	(0.9)	(1.3)	(2.2)	(2.2)
Customer deposits [3]	81,525	(1.0)	(1.5)	(3.0)	(3.0)
Mutual funds	5,240	0.8	0.8	12.4	12.4

Ratios (%), operating means and customers
RoTE	0.9	(1.7)		(5.9)
Efficiency ratio	47.5	1.8		(3.0)
NPL ratio	2.64	0.11		0.02
NPL coverage ratio	87	0		5
Number of branches	294	(1.3)		(9.3)
Number of total customers (thousands)	20,039	0.7		2.1
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2026	65

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•Information by segment

US
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,434	(2.9)	(2.3)	(4.3)	6.4
Net fee income	369	17.5	18.0	4.1	15.7
Gains (losses) on financial transactions [1]	146	(44.8)	(43.4)	51.4	68.3
Other operating income	28	58.3	51.0	(56.7)	(51.8)
Total income	1,977	(4.6)	(3.9)	(1.8)	9.1
Total costs	(937)	(6.4)	(5.8)	(7.9)	2.4
Net operating income	1,040	(2.9)	(2.1)	4.3	16.0
Net loan-loss provisions	(465)	(28.1)	(27.3)	(13.0)	(3.3)
Other gains (losses) and provisions	(9)	114.4	100.4	(41.2)	(34.6)
Profit before tax	566	34.8	35.4	26.6	40.8
Tax on profit	(138)	90.0	93.3	353.8	404.5
Profit from continuing operations	428	23.3	23.5	2.8	14.3
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	428	23.3	23.5	2.8	14.3
Non-controlling interests	—	(100.0)	(100.0)	—	—
Underlying attributable profit to the parent	428	23.3	23.5	2.8	14.3

Balance sheet
Loans and advances to customers	140,327	5.8	3.7	2.8	9.6
Cash, central banks and credit institutions	23,618	10.8	8.7	(17.1)	(11.5)
Debt instruments	34,072	(11.3)	(13.0)	12.3	19.7
Other financial assets	3,361	6.4	4.3	46.2	55.9
Other asset accounts	10,376	(7.1)	(8.9)	(31.2)	(26.7)
Total assets	211,754	2.4	0.5	(0.5)	6.2
Customer deposits	122,651	0.5	(1.4)	0.0	6.7
Central banks and credit institutions	37,567	7.5	5.5	20.6	28.7
Marketable debt securities	26,183	(0.9)	(2.8)	(22.5)	(17.4)
Other financial liabilities	7,135	14.1	11.9	8.6	15.9
Other liabilities accounts	2,768	(10.3)	(12.0)	(16.5)	(11.0)
Total liabilities	196,303	1.9	(0.1)	(0.6)	6.0
Total equity	15,450	10.3	8.2	0.9	7.6

Memorandum items:
Gross loans and advances to customers [2]	114,897	5.5	3.4	(1.9)	4.7
Customer funds	101,478	(1.6)	(3.5)	(3.8)	2.6
Customer deposits [3]	85,841	(2.1)	(4.0)	(5.7)	0.6
Mutual funds	15,636	0.9	(1.0)	8.3	15.5

Ratios (%), operating means and customers
RoTE	11.6	2.3		0.9
Efficiency ratio	47.4	(0.9)		(3.1)
NPL ratio	4.64	(0.17)		0.23
NPL coverage ratio	54	(1)		(10)
Number of branches	377	0.3		(6.7)
Number of total customers (thousands)	4,373	0.1		(2.7)
Number of active customers (thousands)	4,158	(0.3)		(3.4)
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

66	January - March 2026

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•Information by segment

Mexico
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	1,208	1.5	(2.2)	6.9	2.3
Net fee income	399	(5.7)	(9.3)	13.9	9.0
Gains (losses) on financial transactions [1]	74	(56.8)	(58.7)	16.5	11.4
Other operating income	(25)	(47.1)	(49.3)	(34.5)	(37.4)
Total income	1,656	(4.7)	(8.3)	10.0	5.2
Total costs	(681)	(10.6)	(14.0)	3.3	(1.2)
Net operating income	976	(0.1)	(3.8)	15.2	10.2
Net loan-loss provisions	(359)	16.6	12.5	17.9	12.8
Other gains (losses) and provisions	(11)	—	—	—	—
Profit before tax	606	(9.4)	(12.8)	11.7	6.8
Tax on profit	(184)	6.2	2.2	25.0	19.6
Profit from continuing operations	422	(14.8)	(18.1)	6.8	2.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	422	(14.8)	(18.1)	6.8	2.1
Non-controlling interests	0	(60.6)	(62.2)	(55.8)	(57.7)
Underlying attributable profit to the parent	421	(14.7)	(18.0)	6.9	2.3

Balance sheet
Loans and advances to customers	50,053	4.1	2.4	15.5	8.6
Cash, central banks and credit institutions	13,262	14.6	12.8	20.9	13.6
Debt instruments	33,280	3.8	2.1	21.8	14.5
Other financial assets	5,141	8.7	6.9	16.5	9.5
Other asset accounts	5,771	(0.1)	(1.7)	7.2	0.7
Total assets	107,507	5.2	3.4	17.6	10.5
Customer deposits	57,072	2.7	1.0	16.6	9.6
Central banks and credit institutions	16,104	(10.5)	(11.9)	8.4	1.9
Marketable debt securities	9,903	6.3	4.6	19.4	12.2
Other financial liabilities	12,034	58.6	56.0	45.9	37.1
Other liabilities accounts	3,349	2.8	1.1	11.4	4.7
Total liabilities	98,462	5.0	3.3	18.1	11.0
Total equity	9,045	6.6	4.8	11.9	5.2

Memorandum items:
Gross loans and advances to customers [2]	51,513	4.2	2.5	15.7	8.8
Customer funds	69,905	2.5	0.8	13.9	7.1
Customer deposits [3]	46,706	2.7	1.0	13.5	6.7
Mutual funds	23,199	2.2	0.5	14.7	7.8

Ratios (%), operating means and customers
RoTE	19.9	(4.5)		(0.8)
Efficiency ratio	41.1	(2.7)		(2.7)
NPL ratio	2.77	0.11		(0.02)
NPL coverage ratio	103	(1)		2
Number of branches	1,266	(3.7)		(5.7)
Number of total customers (thousands)	22,972	1.8		7.3
Number of active customers (thousands)	12,374	3.3		13.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

January - March 2026	67

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•Information by segment

Brazil
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	2,456	5.4	3.2	2.2	2.2
Net fee income	796	(5.6)	(7.5)	0.4	0.4
Gains (losses) on financial transactions [1]	(12)	(30.4)	(31.9)	—	—
Other operating income	17	(56.3)	(57.3)	176.0	175.9
Total income	3,258	1.9	(0.2)	1.1	1.0
Total costs	(1,284)	(0.2)	(2.3)	2.5	2.4
Net operating income	1,974	3.3	1.2	0.2	0.1
Net loan-loss provisions	(1,170)	7.9	5.6	0.3	0.2
Other gains (losses) and provisions	(5)	13.5	10.9	—	—
Profit before tax	800	(2.7)	(4.7)	(0.6)	(0.7)
Tax on profit	(201)	9.7	7.6	(18.3)	(18.4)
Profit from continuing operations	599	(6.3)	(8.3)	7.2	7.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	599	(6.3)	(8.3)	7.2	7.1
Non-controlling interests	(57)	(5.8)	(7.8)	15.0	14.9
Underlying attributable profit to the parent	542	(6.3)	(8.3)	6.4	6.4

Balance sheet
Loans and advances to customers	92,319	5.3	(2.0)	4.4	1.3
Cash, central banks and credit institutions	60,666	22.7	14.2	10.3	7.0
Debt instruments	49,358	5.8	(1.5)	4.8	1.7
Other financial assets	12,786	8.6	1.1	40.2	36.0
Other asset accounts	15,891	14.2	6.3	7.1	3.9
Total assets	231,020	10.3	2.7	7.7	4.5
Customer deposits	100,088	8.5	1.0	1.5	(1.5)
Central banks and credit institutions	36,340	12.2	4.5	4.7	1.6
Marketable debt securities	31,598	8.4	0.9	18.9	15.3
Other financial liabilities	39,993	18.5	10.3	22.6	18.9
Other liabilities accounts	6,136	5.3	(2.0)	0.7	(2.3)
Total liabilities	214,156	10.7	3.1	7.8	4.6
Total equity	16,864	4.9	(2.3)	6.2	3.0

Memorandum items:
Gross loans and advances to customers [2]	98,207	5.6	(1.7)	4.9	1.8
Customer funds	144,734	9.2	1.6	4.6	1.5
Customer deposits [3]	86,523	7.6	0.1	2.7	(0.4)
Mutual funds	58,211	11.7	3.9	7.7	4.5

Ratios (%), operating means and customers
RoTE	14.8	(1.1)		0.4
Efficiency ratio	39.4	(0.8)		0.5
NPL ratio	7.22	0.46		0.92
NPL coverage ratio	79	(2)		0
Number of branches	1,551	(4.1)		(24.5)
Number of total customers (thousands)	75,241	1.7		6.4
Number of active customers (thousands)	34,170	0.6		2.4
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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•Information by segment

Chile
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	485	1.2	(3.5)	(5.4)	(3.2)
Net fee income	160	5.8	1.0	5.6	8.0
Gains (losses) on financial transactions [1]	82	80.8	71.6	31.4	34.4
Other operating income	2	—	—	—	—
Total income	728	8.1	3.1	0.9	3.2
Total costs	(221)	0.6	(4.2)	(12.0)	(10.0)
Net operating income	507	11.7	6.6	7.8	10.3
Net loan-loss provisions	(137)	18.9	13.1	(12.3)	(10.3)
Other gains (losses) and provisions	(10)	(30.9)	(33.6)	—	—
Profit before tax	361	11.0	6.0	14.7	17.3
Tax on profit	(63)	32.7	26.5	36.1	39.2
Profit from continuing operations	298	7.3	2.4	11.0	13.5
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	298	7.3	2.4	11.0	13.5
Non-controlling interests	(88)	7.7	2.7	5.2	7.6
Underlying attributable profit to the parent	210	7.2	2.3	13.7	16.2

Balance sheet
Loans and advances to customers	40,257	0.8	2.1	(0.6)	3.6
Cash, central banks and credit institutions	6,574	26.0	27.6	28.9	34.3
Debt instruments	9,255	(1.4)	(0.1)	5.8	10.2
Other financial assets	11,392	(0.8)	0.4	(7.1)	(3.2)
Other asset accounts	2,362	7.9	9.3	(4.2)	(0.2)
Total assets	69,841	2.4	3.7	1.1	5.4
Customer deposits	29,211	(1.0)	0.3	(1.4)	2.8
Central banks and credit institutions	10,107	15.1	16.6	18.4	23.4
Marketable debt securities	9,533	(1.8)	(0.5)	(4.2)	(0.1)
Other financial liabilities	12,509	1.5	2.8	(4.2)	(0.1)
Other liabilities accounts	2,516	9.4	10.8	15.7	20.6
Total liabilities	63,876	2.0	3.3	0.9	5.1
Total equity	5,965	6.5	7.8	4.0	8.4

Memorandum items:
Gross loans and advances to customers [2]	41,351	0.9	2.2	(0.5)	3.6
Customer funds	41,961	(0.7)	0.6	(0.4)	3.8
Customer deposits [3]	28,518	0.8	2.1	(3.4)	0.7
Mutual funds	13,443	(3.7)	(2.5)	6.6	11.1

Ratios (%), operating means and customers
RoTE	19.3	(1.5)		1.0
Efficiency ratio	30.4	(2.3)		(4.5)
NPL ratio	5.75	0.02		0.15
NPL coverage ratio	47	(1)		(3)
Number of branches	228	—		(4.2)
Number of total customers (thousands)	4,758	3.2		9.7
Number of active customers (thousands)	2,696	0.1		3.5
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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•Information by segment

Argentina
EUR million
		/ Q4'25	/ Q1'25
Underlying income statement	Q1'26%		%
Net interest income	600	27.6	44.3
Net fee income	220	6.0	27.3
Gains (losses) on financial transactions [1]	47	(11.1)	22.2
Other operating income	(220)	47.3	79.6
Total income	646	11.3	28.3
Total costs	(263)	8.4	14.3
Net operating income	383	13.4	40.0
Net loan-loss provisions	(327)	69.8	331.8
Other gains (losses) and provisions	(15)	522.6	—
Profit before tax	41	(71.5)	(79.3)
Tax on profit	11	—	—
Profit from continuing operations	52	(38.8)	(59.5)
Net profit from discontinued operations	—	—	—
Consolidated profit	52	(38.8)	(59.5)
Non-controlling interests	0	(59.1)	(68.2)
Underlying attributable profit to the parent	52	(38.8)	(59.5)

Balance sheet
Loans and advances to customers	8,659	7.8	3.5
Cash, central banks and credit institutions	4,004	7.5	4.5
Debt instruments	3,245	45.5	15.3
Other financial assets	49	204.1	(43.0)
Other asset accounts	1,238	14.9	41.6
Total assets	17,195	14.0	7.6
Customer deposits	11,167	12.1	1.7
Central banks and credit institutions	1,093	59.5	29.7
Marketable debt securities	183	(29.1)	(24.5)
Other financial liabilities	1,264	19.2	25.6
Other liabilities accounts	608	11.2	44.3
Total liabilities	14,315	14.4	6.1
Total equity	2,880	12.1	15.9

Memorandum items:
Gross loans and advances to customers [2]	9,500	10.3	9.9
Customer funds	18,701	17.7	10.0
Customer deposits [3]	11,167	12.1	1.7
Mutual funds	7,535	27.0	25.0

Ratios (%), operating means and customers
RoTE	7.0	(10.2)	(15.0)
Efficiency ratio	40.7	(1.1)	(5.0)
NPL ratio	10.05	2.37	7.73
NPL coverage ratio	90	0	(66)
Number of branches	380	(2.8)	(7.1)
Number of total customers (thousands)	5,463	0.9	4.8
Number of active customers (thousands)	3,652	(3.2)	0.2
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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•Information by segment

Rest of the Group
EUR million
		/	Q4'25	/	Q1'25
Underlying income statement	Q1'26%		% excl. FX	%	% excl. FX
Net interest income	337	12.4	12.1	34.9	39.0
Net fee income	239	(4.4)	(4.5)	17.3	20.2
Gains (losses) on financial transactions [1]	102	40.6	37.4	103.2	113.4
Other operating income	10	—	—	(46.8)	(47.2)
Total income	689	12.6	12.1	31.6	35.4
Total costs	(408)	0.4	0.4	1.1	3.4
Net operating income	280	36.6	34.7	134.4	146.4
Net loan-loss provisions	(78)	(6.0)	(6.3)	12.5	12.7
Other gains (losses) and provisions	(5)	(71.8)	(73.0)	152.8	149.8
Profit before tax	197	87.8	84.6	310.7	366.4
Tax on profit	(49)	—	—	96.1	108.7
Profit from continuing operations	148	10.5	8.9	543.5	688.1
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	148	10.5	8.9	543.5	688.1
Non-controlling interests	(1)	162.9	45.6	—	968.2
Underlying attributable profit to the parent	147	10.0	8.7	532.6	686.4

Balance sheet
Loans and advances to customers	25,305	0.0	(1.0)	2.6	5.9
Cash, central banks and credit institutions	14,851	15.0	13.7	128.2	131.9
Debt instruments	13,736	208.6	208.9	8.5	9.7
Other financial assets	2,203	(7.7)	(9.8)	(10.8)	(10.2)
Other asset accounts	3,326	5.4	5.5	14.4	14.7
Total assets	59,422	23.2	22.1	20.7	23.4
Customer deposits	29,635	10.1	9.1	30.0	34.5
Central banks and credit institutions	15,235	84.7	81.0	(13.5)	(12.9)
Marketable debt securities	5,656	25.4	25.8	481.0	494.5
Other financial liabilities	2,695	12.2	10.6	14.4	16.9
Other liabilities accounts	1,432	(7.2)	(6.9)	(3.8)	(2.9)
Total liabilities	54,652	25.3	24.1	20.9	23.5
Total equity	4,769	3.5	3.0	19.2	22.4

Memorandum items:
Gross loans and advances to customers [2]	25,786	0.0	(1.0)	2.5	5.8
Customer funds	49,681	8.2	7.4	31.0	34.8
Customer deposits [3]	29,408	10.2	9.2	30.4	34.9
Mutual funds	20,273	5.5	5.0	32.0	34.7
1. Includes exchange differences.
2. Excluding reverse repos.
3. Excluding repos.

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•Alternative performance measures
Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using our financial information but are not defined or detailed in the applicable financial information framework or under IFRS and therefore have neither been audited nor are susceptible to being fully audited.
We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, the way in which Santander defines and calculates these APMs and non-IFRS measures may differ from the calculations used by other companies with similar measures and, therefore, may not be comparable.
The APMs and non-IFRS measures we use in this document can be categorized as follows:

Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow in our view a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ("adjusted") income statement, as their impact on profit is zero, to facilitate comparisons with prior quarters and better understand the trends in the business.
In addition, in the 'Financial information by segment' section, covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8, and reconciled on an aggregate basis to our IFRS consolidated results to the consolidated financial statements, which are set out below.
As a result of the announcement of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025. Consequently, the results affected by the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations. In Q1 2026, this line 'profit/(loss) after tax from discontinued operations' recorded the capital gain from the closing of the Poland disposal.
The Group's underlying income statement records the results related to the business subject to the Poland disposal for all periods in 2025 and the capital gain from the completion of the Poland disposal in Q1 2026 in a single line item, 'non-recurring items'. The impacts recorded in this line are therefore excluded from the Group's underlying profit, thereby enabling a consistent comparison.

Reconciliation of underlying results to statutory results
EUR million
	January-March 2026
	Statutory results	Adjustments	Underlying results
Net interest income	11,019	—	11,019
Net fee income	3,357	—	3,357
Gains (losses) on financial transactions [1]	651	—	651
Other operating income	113	—	113
Total income	15,140	—	15,140
Total costs	(6,130)	(354)	(6,484)
Net operating income	9,010	(354)	8,656
Net loan-loss provisions	(3,225)	—	(3,225)
Other gains (losses) and provisions	(756)	354	(402)
Profit before tax	5,029	—	5,029
Tax on profit	(1,250)	—	(1,250)
Profit from continuing operations	3,779	—	3,779
Net profit from discontinued operations	1,895	(1,895)	—
Consolidated profit	5,674	(1,895)	3,779
Non-controlling interests	(219)	—	(219)
Profit attributable to the parent	5,455	(1,895)	3,560
1. Includes exchange differences.

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•Alternative performance measures
Explanation of adjustments corresponding to 2026 results:
•Certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 354 million.
•In the statutory income statement, the capital gain resulting from the completion of the Poland disposal in Q1 2026 was recorded in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, said capital gain is excluded from underlying profit.

Reconciliation of underlying results to statutory results
EUR million
	January-March 2025
	Statutory results	Adjustments	Underlying results
Net interest income	10,621	13	10,634
Net fee income	3,199	(20)	3,179
Gains (losses) on financial transactions [1]	668	(2)	666
Other operating income	91	(17)	74
Total income	14,579	(26)	14,553
Total costs	(6,273)	(387)	(6,660)
Net operating income	8,306	(413)	7,893
Net loan-loss provisions	(3,083)	—	(3,083)
Other gains (losses) and provisions	(534)	410	(124)
Profit before tax	4,689	(3)	4,686
Tax on profit	(1,324)	1	(1,323)
Profit from continuing operations	3,365	(2)	3,363
Net profit from discontinued operations	376	(376)	—
Consolidated profit	3,741	(378)	3,363
Non-controlling interests	(339)	141	(198)
Profit attributable to the parent	3,402	(237)	3,165
1. Includes exchange differences.

Explanation of adjustments corresponding to 2025 results:
•In the statutory income statement, results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line item. However, in the underlying income statement, the results related to the business subject to the Poland disposal are excluded from underlying profit.
•Certain charges recorded in the statutory account under the line items that comprise other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 410 million.

Note: regarding the Group’s consolidated balance sheet, in accordance with IFRS 5 requirements and solely in the balance sheets starting from 30 June 2025, the assets associated with the Poland disposal are classified under 'non-current assets held for sale'. As a result, in the balance sheet as at end March 2025, assets included Poland balances in the following line items as follows: cash, cash balances at central banks and other deposits on demand: EUR 1,907 million; financial assets held for trading: EUR 1,572 million; financial assets designated at fair value through other comprehensive income: EUR 9,328 million; financial assets at amortized cost: EUR 51,427 million; intangible assets: EUR 1,388 million; tax assets: EUR 798 million; and other assets: EUR 1,079 million.
Likewise, in the balance sheet as at end March 2025, liabilities included Poland in the following line items: financial liabilities held for trading: EUR 969 million; financial liabilities at amortized cost: EUR 57,394 million; provisions: EUR 416 million; tax liabilities: EUR 700 million; and other liabilities: EUR 437 million.

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•Alternative performance measures
Ratios

All underlying profitability, efficiency, credit quality and other metrics included in this 'Alternative performance measures' section have been calculated in all the periods in 2025 excluding business affected by the Poland disposal, in line with the underlying income statement, unless indicated otherwise.

Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets, while the efficiency ratio measures the amount of costs needed to generate revenue. The results related to activity in Poland affected by the Poland disposal are recorded in the 'non-recurring items' line within the underlying income statement. Profitability ratios are therefore also presented on an underlying basis.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity [1] (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent (annualized)	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding results from operations outside the ordinary course of business.
Average stockholders’ equity [1] (excl. minority interests)
RoTE	Profit attributable to the parent minus AT1 costs (annualized) [2]	This indicator is used to assess the profitability of a company as a percentage of its tangible equity, deducting AT1 issuance costs from the numerator. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders' equity [1] (excl. minority interests) - intangible assets
Underlying RoTE	Underlying profit attributable to the parent minus AT1 costs (annualized) [2]	As with RoTE, this indicator is used to assess the profitability of the tangible equity of a company of a company, deducting AT1 issuance costs from the numerator, but excluding results from operations outside the ordinary course of business (i.e. arising from underlying activities).
Average stockholders' equity [1] (excl. minority interests) - intangible assets
RoA	Consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit (annualized)	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of business. It is an indicator that reflects the efficiency of the bank’s total assets in generating underlying profit over a given period.
Average total assets
RoRWA	Consolidated profit (annualized)	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit (annualized)	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of business) to the Group’s risk-weighted assets.
Average risk-weighted assets
Efficiency	Total costs [3]	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s total income.
(Cost-to-income)	Total income
1.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
2.Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct.
3.Total costs = Administrative expenses + amortizations + other operating costs.

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•Alternative performance measures

Profitability and efficiency 1 2 3 (EUR million and %)	Q1'26	Q4'25	Q1'25

RoE	15.1%	14.6%	13.4%
Profit attributable to the parent (annualized)	16,135	15,055	13,610
Average stockholders' equity (excluding minority interests)	107,148	102,984	101,501

Underlying RoE	13.3%	13.7%	12.5%
Profit attributable to the parent (annualized)	16,135	15,055	13,610
(-) Non-recurring items	1,895	942	950
Underlying profit attributable to the parent (annualized)	14,240	14,113	12,660
Average stockholders' equity (excluding minority interests)	107,148	102,984	101,501

RoTE	17.3%	17.1%	15.8%
Profit attributable to the parent (annualized)	16,135	15,055	13,610
(-) AT1 costs (annualized)	654	662	638
(-) Goodwill impairment	—	—	—
Profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment)	15,481	14,393	12,971
Average stockholders' equity (excluding minority interests)	107,148	102,984	101,501
(-) Average intangible assets	17,478	18,774	19,359
Average stockholders' equity (excl. minority interests) - intangible assets	89,670	84,210	82,142

Underlying RoTE	15.2%	16.0%	14.6%
Profit attributable to the parent (annualized)	16,135	15,055	13,610
(-) AT1 costs (annualized)	654	662	638
(-) Goodwill impairment	—	—	—
(-) Non-recurring items	1,895	942	950
Underlying profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment)	13,586	13,451	12,021
Average stockholders' equity (excluding minority interests)	107,148	102,984	101,501
(-) Average intangible assets	17,478	18,774	19,359
Average stockholders' equity (excl. minority interests) - intangible assets	89,670	84,210	82,142

RoA	0.92%	0.89%	0.81%
Consolidated profit (annualized)	17,011	16,587	14,966
Average total assets	1,847,367	1,868,353	1,855,729

Underlying RoA	0.82%	0.84%	0.75%
Consolidated profit (annualized)	17,011	16,587	14,966
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	1,895	1,537	1,513
Underlying consolidated profit (annualized)	15,117	15,051	13,453
Average total assets ⁴	1,847,367	1,793,341	1,785,419

RoRWA	2.80%	2.62%	2.34%
Consolidated profit (annualized)	17,011	16,587	14,966
Average risk-weighted assets ⁵	607,147	633,476	640,837

Underlying RoRWA	2.49%	2.49%	2.19%
Consolidated profit (annualized)	17,011	16,587	14,966
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	1,895	1,537	1,513
Underlying consolidated profit (annualized)	15,117	15,051	13,453
Average risk-weighted assets ⁴ ⁵	607,147	604,307	612,915

Efficiency ratio	42.8%	45.1%	45.8%
Operating expenses	6,130	6,349	6,273
Adjustments to operating expenses in the underlying income statement	354	438	387
Underlying total costs	6,484	6,787	6,660
Total income	15,140	15,063	14,579
Adjustments to total income in the underlying income statement	—	2	-26
Underlying total income	15,140	15,065	14,553
1.Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
2.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoE and RoTE is the annualized underlying profit, to which said results are added without annualizing. However, in 2025 figures, results relating to the Poland disposal have been annualized.

3.For periods less than one year, and if there are results outside the ordinary course of our business, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. However, in 2025 figures, results relating to the Poland disposal have been annualized.

4.2025 figures exclude balances related to the Poland disposal.
5.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Ratio	Formula	Relevance of the metric
Global business and country underlying RoTE	Underlying profit attributable to the parent minus AT1 costs[1] (annualized, excluding goodwill impairment)
This indicator is used to assess the profitability of the tangible equity of a company arising from underlying activities, i.e. excluding results from operations outside the ordinary course of business, deducting AT1 issuance costs from the numerator.

Average stockholders' equity (excl. minority interests) - intangible assets[2]
1.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.
2.For global businesses, tangible equity is allocated according to RWA consumption.

Underlying RoTE (EUR million and %)
	Q1'26			Q1'25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	16.7	7,728	46,266	16.3	7,042	43,125
Openbank	5.1	990	19,406	9.6	1,800	18,737
Corporate & Investment Banking	20.9	3,438	16,457	20.3	2,985	14,718
Wealth Management & Insurance	51.4	1,948	3,786	60.7	1,779	2,929

Spain	26.0	5,000	19,251	21.9	4,444	20,321
UK	9.7	1,214	12,571	9.2	1,077	11,755
Portugal	30.6	983	3,211	30.6	1,097	3,583
Openbank Europe	0.9	84	9,764	6.7	686	10,197
US	11.6	1,619	13,959	10.7	1,577	14,704
Mexico	19.9	1,648	8,298	20.6	1,545	7,485
Brazil	14.8	2,062	13,932	14.4	1,937	13,478
Chile	19.3	809	4,201	18.2	711	3,896
Argentina	7.0	192	2,742	22.0	500	2,267
Numerator: underlying profit attributable to the parent minus AT1 costs (annualized, excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - tangible assets.
Payment Solutions' underlying RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	Q1'26			Q1'25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	40.5	3,354	8,284	43.4	3,535	8,146
Openbank	42.8	1,394	3,260	44.1	1,425	3,234
Corporate & Investment Banking	39.6	945	2,384	43.9	925	2,106
Wealth Management & Insurance	36.6	366	1,000	37.5	363	968
Payments	83.6	321	383	93.7	297	317

Spain	34.2	1,080	3,153	35.8	1,113	3,105
UK	54.6	667	1,221	60.9	772	1,267
Portugal	27.0	134	494	27.2	137	503
Openbank Europe	47.5	707	1,488	50.6	709	1,402
US	47.4	937	1,977	50.5	1,017	2,014
Mexico	41.1	681	1,656	43.8	659	1,506
Brazil	39.4	1,284	3,258	38.9	1,253	3,223
Chile	30.4	221	728	34.8	251	722
Argentina	40.7	263	646	45.7	230	504
Numerator: underlying total costs.
Denominator: underlying total income.

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Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions. These metrics have been enhanced to include corporate exposures originated through private fixed income products. Additionally, they exclude the balances affected by the Poland disposal from all periods presented.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities and debt securities issued by non-financial institutions.
Total risk [1]

NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions

Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan and debt securities issued by non-financial institutions portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months
1. Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions.

Credit risk (EUR million and %)
	Mar-26	Dec-25	Mar-25
NPL ratio	3.00%	2.91%	2.98%
Credit impaired balances	35,893	33,739	34,189
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	33,400	31,531	31,975
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	120	46	64
Customer guarantees and undrawn balances classified in stage 3	1,299	1,306	1,396
Doubtful exposure of portfolios at fair value through profit or loss	20	17	6
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	1,054	839	748
Total risk	1,197,269	1,159,180	1,146,167
Impaired and non-impaired gross loans and advances to customers	1,093,025	1,058,447	1,047,940
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	82,342	80,056	78,503
Impaired and non-impaired gross debt securities issued by non-financial institutions	21,902	20,677	19,724

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	Mar-26	Dec-25	Mar-25
NPL coverage ratio	66%	66%	65%
Total allowances to cover impairment losses	23,572	22,358	22,314
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through other comprehensive income	22,216	21,158	21,278
Total allowances to cover impairment losses on customer guarantees and undrawn balances	764	712	689
Total allowances to cover impairment losses on debt securities issued by non-financial institutions measured at amortized cost and designated at fair value through other comprehensive income	592	488	347
Credit impaired balances	35,893	33,739	34,189
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3, excluding POCI (Purchased or Originated Credit Impaired)	33,400	31,531	31,975
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	120	46	64
Customer guarantees and undrawn balances classified in stage 3	1,299	1,306	1,396
Doubtful exposure of portfolios at fair value through profit or loss	20	17	6
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through other comprehensive income' classified in stage 3	1,054	839	748

Cost of risk	1.14%	1.14%	1.12%
Underlying allowances for loan-loss provisions over the last 12 months	12,270	12,128	11,911
Allowances for loan-loss provisions over the last 12 months	12,738	12,597	12,273
Adjustments to loan-loss provisions for items outside ordinary course of business	(468)	(468)	(362)
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months	1,071,833	1,063,783	1,063,040

NPL ratio (EUR million and %)
	Mar-26			Mar-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.18	20,860	655,582	3.19	20,650	647,226
Openbank	5.51	11,937	216,594	5.09	10,941	214,986
Corporate & Investment Banking	0.85	2,462	290,585	0.81	1,997	247,472
Wealth Management & Insurance	1.20	315	26,314	0.97	248	25,470

Spain	1.94	6,189	318,972	2.53	7,504	296,215
UK	1.05	2,618	250,113	1.25	3,114	249,857
Portugal	1.94	943	48,571	2.12	962	45,353
Openbank Europe	2.64	3,780	143,341	2.62	3,684	140,881
US	4.64	7,331	157,854	4.41	6,631	150,289
Mexico	2.77	1,535	55,419	2.79	1,348	48,394
Brazil	7.22	9,082	125,800	6.30	7,402	117,571
Chile	5.75	2,568	44,668	5.60	2,499	44,669
Argentina	10.05	983	9,774	2.32	207	8,903
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: total risk.
Payment Solutions' NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

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NPL coverage ratio (EUR million and %)
	Mar-26			Mar-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	67	13,923	20,860	63	13,047	20,650
Openbank	71	8,469	11,937	75	8,204	10,941
Corporate & Investment Banking	38	930	2,462	39	771	1,997
Wealth Management & Insurance	57	179	315	66	165	248

Spain	53	3,292	6,189	53	3,964	7,504
UK	33	872	2,618	31	960	3,114
Portugal	83	780	943	81	775	962
Openbank Europe	87	3,307	3,780	82	3,031	3,684
US	54	3,967	7,331	64	4,230	6,631
Mexico	103	1,587	1,535	102	1,373	1,348
Brazil	79	7,133	9,082	79	5,816	7,402
Chile	47	1,208	2,568	50	1,239	2,499
Argentina	90	881	983	155	321	207
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Payment Solutions' coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk (EUR million and %)
	Mar-26			Mar-25
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	1.17	7,257	620,712	1.12	7,089	632,606
Openbank	2.07	4,393	212,458	2.14	4,543	212,767
Corporate & Investment Banking	0.23	468	204,752	0.06	120	185,737
Wealth Management & Insurance	0.08	22	25,774	0.19	45	24,094

Spain	0.41	1,099	269,450	0.48	1,231	254,391
UK	0.08	200	244,051	0.04	99	251,791
Portugal	0.04	18	44,317	(0.02)	(10)	42,108
Openbank Europe	0.97	1,369	141,329	0.92	1,269	138,260
US	1.57	2,174	138,302	1.72	2,427	141,221
Mexico	2.74	1,293	47,220	2.55	1,212	47,499
Brazil	4.14	4,413	106,472	4.11	4,490	109,332
Chile	1.27	512	40,163	1.26	527	41,783
Argentina	9.77	825	8,441	4.58	325	7,096
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers + debt securities issued by non-financial institutions over the last 12 months.
Payment Solutions' cost of risk is not provided as we do not consider it a relevant metric for this type of business.

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Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share	Tangible book value [1]	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
(Tangible net asset value per share)	Number of shares excluding treasury stock

Price / tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share

LTD ratio	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
(Loan-to-deposit)	Customer deposits

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + fees paid to SAN (in Wealth Management & Insurance)	Net profit + fees ceded by Santander Insurance & Asset Management Solutions to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to the Group’s profit.

Payments' EBITDA margin	EBITDA [2]	EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a financial metric whose purpose is to measure the operating performance of the business before interest, taxes and amortization, in relation to total revenue. It is used to assess the business’s operating profitability and its capacity to generate results from its core activities, isolating the impact of financial, tax and accounting factors.
Total income
1.Tangible book value = Stockholders' equity (excl. minority interests) - intangible assets.
2.EBITDA = net operating income - amortizations - impairment of other assets + net loan-loss provisions.

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Others (EUR million and %)
	Mar-26	Dec-25	Mar-25
TNAV (tangible book value) per share	6.13	5.76	5.46
Tangible book value ¹	88,498	84,527	82,235
Number of shares excl. treasury stock (million)	14,426	14,678	15,052

Price / Tangible book value per share (X)	1.55	1.75	1.13
Share price (euros)	9.490	10.070	6.196
TNAV (tangible book value) per share	6.13	5.76	5.46

Loan-to-deposit ratio	101%	100%	100%
Net loans and advances to customers	1,070,809	1,037,288	1,026,664
Customer deposits	1,059,261	1,041,200	1,028,690

	Q1'26	Q4'25	Q1'25
PAT + fees (in Wealth) (Constant EUR million)	919	1,068	844
Profit after tax	505	620	458
Net fee income net of tax	413	448	387

Payments' EBITDA margin	33.4	42.1	28.6
EBITDA ²	128	160	91
Net operating income	63	97	31
(-) Amortizations	(75)	(68)	(66)
(-) Impairment of other assets	(4)	—	—
Net loan-loss provisions	(14)	(5)	(6)
Total income	383	379	317
1.For TNAVs corresponding to periods in 2025, we have taken into account intangible assets related to the Poland disposal, even though they were recorded in ‘non-current assets held for sale’ from Q2 2025, in accordance with IFRS 5 requirements.
2.For 2026 data, the definition of EBITDA margin has been aligned with the new Group reporting, without changing prior periods. Therefore, the net operating income used for periods in 2025 does not include the ‘other operating costs’ line item.

Sustainability indicators

Metric	Definition	Mar-26
Green finance raised and facilitated accumulated from 2019-2026 (EUR billion)	Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance (ECA), mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the SCFS panel and reported in the League Tables of Dealogic, Inframation News, TXF and Mergermarket since 2019.	181.1
Socially responsible investment assets under management (SRI AuMs) as a percentage of total assets under management in Wealth Management & Insurance	Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the Sustainable Finance Disclosure Regulation (SFDR, EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. It includes: i) assets managed or advised by Santander Asset Management (SAM) and other Group asset managers in the EU and, using equivalent criteria, in countries where SFDR does not apply; and ii) third party funds and assets advised deemed sustainable investments according to SFDR (Article 2.17) or using internal criteria as per SFICS (Sustainable Finance & Investment Classification System divided by total assets under management in Wealth Management & Insurance.	24%
Note: targets were set before the publication of the European taxonomy in Q2 2023. Therefore, target definitions are not fully aligned with the taxonomy.

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Local currency measures
We make use of certain financial measures in local currency to help in the assessment of our ongoing operating performance. These non-IFRS financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. Because changes in foreign currency exchange rates do not have an operating impact on the results, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors.
The Group presents, at both the Group level as well as the business unit level, the changes in the income statement as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros"), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for Q1 2026 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
We present, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ("excluding FX" or "constant euros") for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances into our presentation currency, the euro, applying the closing exchange rate on the last working day of March 2026 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
In Q1 2025, due to the significant divergence between the official exchange rate and other macroeconomic magnitudes in Argentina, mainly inflation, we applied an alternative exchange rate for the Argentine peso taking the dollar contado con liquidación rate (CCL) as a reference, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds).
From Q2 2025, we once again apply the official exchange rate given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1'26	Q1'25	Mar-26	Dec-25	Mar-25
US dollar	1.170	1.052	1.153	1.176	1.081
Pound sterling	0.868	0.836	0.873	0.873	0.837
Brazilian real	6.148	6.152	6.011	6.458	6.196
Mexican peso	20.540	21.480	20.776	21.122	22.105
Chilean peso	1,036.580	1,013.425	1,073.161	1,059.750	1,029.745
Argentine peso[1]			1,592.870	1,706.383	1,426.270
1. Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. We apply the official ARS exchange rate except for Q1 2025 when we applied an alternative exchange rate for the Argentine peso that better reflected the evolution of inflation.

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Impact of inflation rate on the variations of total costs
Santander presents, for both the Group and the business units included in the primary and secondary segments: i) the changes in total costs in euros; ii) the changes excluding the exchange rate effect with the exception of Argentina which is calculated as described above in "Local currency measures"; and iii) the changes excluding the exchange rate effect minus the effect of average inflation over the last twelve months (i.e. in 'real terms'), except for Argentina as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates. The reason is that the two latter facilitate analysis for management purposes.
Inflation is calculated as the arithmetic average of the last 12 months for each country and, for the global businesses, as the weighted average the inflation rate of each country comprising the global business, weighted by each country's total costs. For the Group and the global businesses, we exclude the impact of inflation in Argentina from the calculation as Argentina's cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.
The table below shows the average inflation rates calculated as indicated.

Average inflation
%	Average inflation last 12 months
Retail & Commercial Banking	3.5
Openbank	2.5
Corporate & Investment Banking	2.9
Wealth Management & Insurance	2.9
Payment Solutions	1.8

Spain	2.7
UK	3.4
Portugal	2.3
Openbank Europe	2.1
US	2.7
Mexico	3.9
Brazil	4.8
Chile	3.7
Total Group	3.2
Note: the Total Group's and the global businesses' average inflations are calculated excluding the impact of inflation in Argentina.

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•Condensed consolidated financial statements
Interim condensed consolidated financial statements
Condensed consolidated balance sheet
Condensed consolidated income statement

NOTE:	The following financial information for the first three months of 2026 and 2025 (attached herewith) corresponds to the condensed consolidated financial statements prepared in accordance with the International Financial Reporting Standards.

Interim condensed consolidated balance sheet
EUR million

ASSETS	Mar-26	Dec-25	Mar-25
Cash, cash balances at central banks and other deposits on demand	137,316	152,281	166,948
Financial assets held for trading	281,944	252,318	243,348
Non-trading financial assets mandatorily at fair value through profit or loss	7,695	7,761	5,678
Financial assets designated at fair value through profit or loss	8,010	8,046	7,969
Financial assets at fair value through other comprehensive income	74,069	74,612	94,873
Financial assets at amortised cost	1,249,000	1,202,689	1,221,296
Hedging derivatives	3,744	3,931	4,665
Changes in the fair value of hedged items in portfolio hedges of interest risk	(888)	50	(384)
Investments	7,648	7,052	7,460
Joint ventures entities	2,021	1,956	2,080
Associated entities	5,627	5,096	5,380
Assets under reinsurance contracts	236	223	239
Tangible assets	26,750	27,438	30,822
Property, plant and equipment	25,755	26,416	29,987
For own-use	11,748	11,663	12,408
Leased out under an operating lease	14,007	14,753	17,579
Investment property	995	1,022	835
Of which : Leased out under an operating lease	801	860	743
Intangible assets	17,527	17,308	19,150
Goodwill	12,252	11,958	13,510
Other intangible assets	5,275	5,350	5,640
Tax assets	29,374	30,076	29,171
Current tax assets	9,721	11,132	9,878
Deferred tax assets	19,653	18,944	19,293
Other assets	11,345	8,719	9,973
Insurance contracts linked to pensions	65	67	56
Inventories	7	7	5
Other	11,273	8,645	9,912
Non-current assets held for sale	2,855	75,011	3,969
TOTAL ASSETS	1,856,625	1,867,515	1,845,177

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Interim condensed consolidated balance sheet
EUR million

LIABILITIES	Mar-26	Dec-25	Mar-25
Financial liabilities held for trading	195,949	171,546	164,971
Financial liabilities designated at fair value through profit or loss	39,623	42,148	35,920
Financial liabilities at amortized cost	1,453,068	1,421,184	1,477,629
Hedging derivatives	4,061	4,248	4,505
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(76)	49	49
Liabilities under insurance contracts	18,556	18,737	17,777
Provisions	8,769	8,355	8,353
Pensions and other post-retirement obligations	1,656	1,656	1,627
Other long term employee benefits	928	993	865
Taxes and other legal contingencies	3,183	2,989	2,720
Contingent liabilities and commitments	764	713	709
Other provisions	2,238	2,004	2,432
Tax liabilities	9,695	9,568	10,099
Current tax liabilities	3,916	3,664	3,716
Deferred tax liabilities	5,779	5,904	6,383
Other liabilities	14,432	15,937	15,360
Liabilities associated with non-current assets held for sale	—	62,995	—
TOTAL LIABILITIES	1,744,077	1,754,767	1,734,663

EQUITY
Shareholders' equity	141,113	141,144	137,564
Capital	7,345	7,345	7,576
Called up paid capital	7,345	7,345	7,576
Unpaid capital which has been called up	—	—	—
Share premium	36,792	36,792	40,079
Equity instruments issued other than capital	—	—	—
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	—	—	—
Other equity	337	273	215
Accumulated retained earnings	102,483	91,959	94,871
Revaluation reserves	—	—	—
Other reserves	(8,620)	(7,532)	(6,450)
(-) Own shares	(2,679)	(96)	(597)
Profit attributable to shareholders of the parent	5,455	14,101	3,402
(-) Interim dividends	—	(1,698)	(1,532)
Other comprehensive income (loss)	(35,088)	(37,974)	(36,179)
Items not reclassified to profit or loss	(3,226)	(4,121)	(4,232)
Items that may be reclassified to profit or loss	(31,862)	(33,853)	(31,947)
Non-controlling interest	6,523	9,578	9,129
Other comprehensive income	(2,005)	(1,947)	(1,888)
Other items	8,528	11,525	11,017
TOTAL EQUITY	112,548	112,748	110,514
TOTAL LIABILITIES AND EQUITY	1,856,625	1,867,515	1,845,177

MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS
Loan commitments granted	310,549	321,234	306,977
Financial guarantees granted	17,277	17,449	17,548
Other commitments granted	158,449	148,118	163,316

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Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Condensed consolidated financial statements

Interim condensed consolidated income statement

EUR million	Q1'26	Q1'25
Interest income	25,252	25,908
Financial assets at fair value through other comprehensive income	1,582	1,434
Financial assets at amortized cost	18,976	19,494
Other interest income	4,694	4,980
Interest expense	(14,233)	(15,287)
Interest income/ (charges)	11,019	10,621
Dividend income	90	88
Income from companies accounted for using the equity method	313	161
Commission income	4,543	4,317
Commission expense	(1,186)	(1,118)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	61	(4)
Financial assets at amortized cost	25	(5)
Other financial assets and liabilities	36	1
Gain or losses on financial assets and liabilities held for trading, net	81	370
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	81	370
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	16	495
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	16	495
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	496	(33)
Gain or losses from hedge accounting, net	38	(44)
Exchange differences, net	(41)	(116)
Other operating income (*)	312	451
Other operating expenses	(628)	(618)
Income from insurance and reinsurance contracts	120	123
Expenses from insurance and reinsurance contracts	(94)	(114)
Total income	15,140	14,579
Administrative expenses	(5,302)	(5,451)
Staff costs	(3,379)	(3,409)
Other general and administrative expenses	(1,923)	(2,042)
Depreciation and amortization	(828)	(822)
Provisions or reversal of provisions, net	(765)	(456)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from modifications	(3,198)	(3,077)
Financial assets at fair value through other comprehensive income	(11)	(34)
Financial assets at amortized cost	(3,187)	(3,043)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(22)	(102)
Tangible assets	(13)	(80)
Intangible assets	(4)	(19)
Others	(5)	(3)
Gain or losses on non-financial assets and investments, net	13	2
Negative goodwill recognized in results	—	23
Gains or losses on non-current assets held for sale not classified as discontinued operations	(9)	(7)
Operating profit/(loss) before tax	5,029	4,689
Tax expense or income from continuing operations	(1,250)	(1,324)
Profit/(loss) for the period from continuing operations	3,779	3,365
Profit/( loss) after tax from discontinued operations	1,895	376
Profit/(loss) for the period	5,674	3,741
Profit attributable to non-controlling interests	219	339
Profit/(loss) attributable to the parent	5,455	3,402

Earnings/(losses) per share
Basic	0.36	0.21
Diluted	0.36	0.21
(*) Includes -EUR 214 million at 31 March 2026 (-EUR 125 million at 31 March 2025) derived from the net monetary loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.

86	January - March 2026

Significant events Key consolidated data Business model Investor Day	Group financial information	Financial information by segment	Sustainability Corporate governance	Appendix	Index
•Glossary
Glossary
•A2A: Account-to-account
•Active customer: Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
•ADR: American Depositary Receipt
•AI: Artificial intelligence
•APM: Alternative Performance Measures
•AuMs: Assets under management
•bn: Billion
•bps: basis points
•CDI: CREST Depository Interest
•CET1: Common Equity Tier 1
•CF: Corporate Finance
•CHF: Swiss francs
•CIB: Corporate & Investment Banking
•CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)
•Costs in real terms: variations excluding the effect of average inflation over the last 12 months
•CRR: Capital Requirements Regulation
•Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days
•ECAs: Export credit agency, government-backed financial institutions that support domestic companies' international trade
•ECB: European Central Bank
•EPS: Earnings per share
•ESMA: European Securities and Markets Authority
•Fed: Federal Reserve
•Financial inclusion: Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019.
•Free float: total number of shares in circulation minus treasury shares as a % the total number of shares in circulation
•FX: Foreign Exchange
•GB: Global Banking
•GDP: Gross Domestic Product
•GM: Global Markets
•GTB: Global Transaction Banking
•ICO: Official Credit Institute in Spain (Instituto de Crédito Oficial)
•IFC: International Finance Corporation
•IFRS 5: International Financial Reporting Standard 5, regarding non-current Assets Held for Sale and Discontinued Operations
•IFRS 8: International Financial Reporting Standard 8, regarding operating segments
•IFRS 9: International Financial Reporting Standard 9, regarding financial instruments
•IT: Information technology
•LCR: Liquidity Coverage Ratio
•LLPs: Loan-loss provisions
•MDA: Maximum Distributable Amount
•mn: Million
•MREL: Minimum Requirement for own funds and eligible liabilities
•NII: Net interest income
•NPS: Net promoter score
•OBE: Openbank Europe
•OB US: Openbank US
•ODS: Open Digital Services
•P2R: Pillar 2 requirement
•Payments: Payment Solutions (Getnet, Getnet Platforms and Ebury)
•PB: Private Banking
•PBT: Profit before tax
•PoS: Point of sale
•pp: percentage points
•QoQ: quarter-on-quarter
•Retail: Retail & Commercial Banking
•Repos: Repurchase agreements
•RoA: Return on assets
•RoE: Return on equity
•RoRWA: Return on risk-weighted assets
•RoTE: Return on tangible equity excluding the cost of AT1issuances from the numerator
•RWAs: Risk-weighted assets
•Sales conversion: Indicator that measures the effectiveness of a commercial process in converting opportunities into actual sales
•SAM: Santander Asset Management
•SBNA: Santander Bank N.A.
•SC USA: Santander Consumer USA
•SEC: Securities and Exchanges Commission
•SHUSA: Santander Holdings USA, Inc.
•SMEs: Small and medium enterprises
•Time-to-market: The length of time it takes for a product or service to being available for purchase
•TLAC: The total loss-absorbing capacity requirement which is required to be met under the CRD V package
•TNAV: Tangible net asset value
•Token: Digital unit that represents a value, right, or asset within a technological system, typically based on blockchain
•Tokenization: Process by which a tangible or intangible asset is digitally represented through a token on a blockchain network or other secure technological infrastructure
•TPV: Total payments volume
•VaR: Value at Risk
•Wealth: Wealth Management & Insurance
•YoY: Year-on-year

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•Important information
Important information
Non-IFRS and alternative performance measures
Banco Santander, S.A. (“Santander”) cautions that this report may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods.
Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR.
For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025-annual-20-f-2025-disponible-solo-en-ingles-es.pdf) as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) of this 2026 first quarter financial report, which was published on 29 April 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results).
Sustainability information
This report may contain, in addition to financial information, sustainability-related information, including environmental, social and governance-related metrics, statements, goals, targets, commitments and opinions. Sustainability information is not audited nor reviewed by an external auditor. Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.
Forward-looking statements
Santander hereby warns that this report may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below (and others mentioned in this report, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayment, collateral depreciation or counterparty risk;
•political instability in Spain, the UK, other European countries, Latin America and the US;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities
•climate-related conditions, regulations, targets and weather events;

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•Important information
•uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law;
•our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and
•changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.
Additionally, Webster Financial Corporation’s (“Webster”) and Santander’s actual results, financial condition and achievements may differ materially from those indicated in these forward-looking statements. Important factors that could cause Webster’s and Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in Webster’s and Santander’s filings with the SEC: (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s expectations; (15) Webster’s and Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward-looking statement made in this report is based solely on information currently available to us and speaks only as of the date on which it is made.
Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives.
Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this report and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

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•Important information
ADDITIONAL INFORMATION ABOUT THE ACQUISITION OF WEBSTER AND WHERE TO FIND IT
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, SANTANDER, THE TRANSACTION AND RELATED MATTERS.
Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Santander through the website maintained by the SEC at http://www.sec.gov.
No offer or solicitation
This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this report. By making this report available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever.
Participants in the solicitation
Webster, Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Santander is set forth in (i) Santander’s Annual Report on Form 20-F for the year ending December 31, 2025, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 27, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147826000030/san-20251231.htm and (ii) Webster’s amendment to its Annual Report on Form 10-K for the year ending December 31, 2025, including under the headings entitled “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on April 24, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133726000011/wbs-20251231.htm. To the extent holdings of each of Santander’s or Webster’s securities by its directors or executive officers have changed since the amounts set forth in Santander’s Annual Report on Form 20-F for the year ending December 31, 2025 and Webster’s amendment to its Annual Report on Form 10-K for the year ending December 31, 2025, such changes have been or will be reflected on Santander’s Annual Report on Form 20-F for the year ending December 31, 2026 and on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.
Past performance does not indicate future outcomes
Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing mentioned in this report should be taken as a profit and loss forecast.
Third Party Information
In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this report, and in case of any deviation, Santander assumes no liability for any discrepancy.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

90	January - March 2026

Shareholders and Investor Relations

Ciudad Grupo Santander
Edificio Pereda, 2nd floor
Avda de Cantabria s/n
28660 Boadilla del Monte
Madrid (España)
Phone: (+34) 91 276 92 90

investor@gruposantander.com
accionistas@gruposantander.com

Legal Head Office:
Paseo Pereda 9-12, Santander (Spain)

Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria s/n
28660 Boadilla del Monte, Madrid (Spain)

Santander

santander.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: 29 April 2026	By:	/s/ José García Cantera
	Name:	José García Cantera
	Title:	Chief Financial Officer